Independent National Instrument 43-101
Technical Report on the Imbo Project, Ituri Province,

Democratic Republic of the Congo.

Prepared for Loncor Resources Inc.

Reference No.: MRS2020601

Effective Date of Report: April 17, 2020

Qualified Persons:

Daniel Bansah

M.Sc. (Mineral Exploration),

MAusIMM (CP), FWAIMM, MGhIG,

Chairman and Managing Director

Christian Bawah

MBA (Finance), MMCC, B.Sc. Hons (Geol.),

MAusIMM (CP), FWAIMM, MGhIG,

Director, Geology and Exploration

Contributing Engineer/Author:

Peter Kersi

MBA (Project Management), B.Sc. Hons (Geol.),

MAusIMM, FWAIMM, MGhIG,

Snr. Manager, Resource Development

Minecon Resources	www.mineconrsl.com

CAUTIONARY NOTES

This report contains forward-looking statements which address activities, events or developments which are believed, expected or anticipated will or may occur in the future (including, without limitation, statements regarding mineral resource estimates, potential mineral resource increases, securing financing, drill targets, exploration results, future drilling and other future exploration, potential gold discoveries and future development (including initiating a Preliminary Economic Assessment).

These forward-looking statements reflect current expectations based on information currently available and are subject to a number of risks and uncertainties that may cause the actual results to differ materially from those discussed in the forward-looking statements.  Even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences or effects.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that planned drilling programs will be delayed, uncertainties relating to the availability and costs of financing needed in the future, activities of Loncor Resources Inc. ("Loncor" or the "Company") may be adversely impacted by the continued spread of the recent widespread outbreak of respiratory illness caused by a novel strain of the coronavirus ("COVID-19"), including the ability of the Company to secure additional financing, risks related to the exploration stage of the Company's properties, the possibility that future exploration (including drilling) or development results will not be consistent with expectations, failure to establish estimated mineral resources (the mineral resource figures referred to in the report are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the Democratic Republic of the Congo, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, and the uncertainties involved in interpreting drilling results and other geological data.  Forward-looking statements speak only as of the date on which they are provided and, except as may be required by applicable securities laws, any intent or obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, is hereby disclaimed.  Although it is believed that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

The mineral resource figures referred to in this report are estimates and no assurances can be given that the indicated levels of gold will be produced.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Valid estimates made at a given time may significantly change when new information becomes available.  While it is believed that the mineral resource estimates included in this report are well established, by their nature mineral resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.

Mineral resources are not mineral reserves and do not have demonstrated economic viability.  There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.  Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure (except in certain limited circumstances).  Inferred mineral resources are excluded from estimates forming the basis of a feasibility study.

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Certain terms are used in this report, such as "Indicated" and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F annual report, File No. 001- 35124, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

Contents

1 SUMMARY	1

2.1. Terms of Reference and Purpose	18

2.2. Sources of Information	19

2.3. Scope of the Opinion	20

2.4. Qualified persons Declaration and Statement of Independence	20

2.5. Personal Inspection	21

2.6. List of Abbreviations	22

2.7. Units	25

3 RELIANCE ON OTHER EXPERTS	27

4 PROPERTY DESCRIPTION AND LOCATION	28

4.1. Location	28

4.2. Property Ownership	32

4.3. Land Tenure	32

4.4. Imbo Exploitation Permit	32

4.5. Permits	34

4.6. Environmental Liabilities and Permitting	34

4.7. Surface Usage/Land Lease	34

4.8. Royalties	35

4.9. Minecon Conclusions	35

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	36

5.1. Accessibility	36

5.2. Climate	37

5.3. Local Resources	38

5.4. Infrastructure	39

5.5. Physiography	39

6 HISTORY	41

6.1. Prior Ownership	41

6.2. Exploration History	41

6.3. Development and Production History	42

6.4. Historical Resource Estimates	45

7 GEOLOGICAL SETTING AND MINERALIZATION	47

7.1. Regional Geology	47

7.2. Local Geology	49

7.3. Property Geology	51

7.4. Mineralization	59

7.5. Structures	61
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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

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8. DEPOSIT TYPES	73

9 EXPLORATION	74

9.1. Summary of Pre 2014 Exploration	74

9.2. Post 2014 Exploration	77

Soil Sampling	78

Geological Mapping	85

Trenching	88

9.3. Exploration Potential	110

9.4. Recommendations	111

10 DRILLING	112

10.1. Pre 2014 Drilling	112

10.2. Post 2014 Drilling	118

11 SAMPLE PREPARATION, ANALYSES AND SECURITY	124

11.1. Sample Preparation and Analysis	124

11.2. Quality Assurance and Quality Control	125

11.3. Security	146

11.4. Recommendations	147

12 DATA VERIFICATION	149

12.1. Site Visit	149

12.2. Drill Hole, Trench and Adit Data	151

12.3. Independent Audit and Witness Sampling	151

12.4. Discussion	151

12.5. Recommendations	152

13 MINERAL PROCESSING AND METALLURGICAL TESTING	152

13.1. Adumbi	152

13.2. Kitenge and Manzako	153

13.3. Recommendations	153

14 MINERAL RESOURCE ESTIMATES	154

14.1. Summary	154

14.2. Approach	156

14.3. Resource Database	157

14.4. Bulk Density	158

14.5. Wireframe and 3D Modelling	159

14.6. Assay Capping	163

14.7. Assay Interval Compositing	166

14.8. Mineralization Continuity and Variography	168

14.9. Block Models	170
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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com
14.10. Interpolation Search Parameters and Grade Interpolation	170

14.11. Historical and Artisanal Mining Depletion	171

14.12. Resource Classification	171

14.13. Cut-off Grade Parameters	172

14.14. Model Validation	176

14.15. Mineral Resource Reporting	180

14.16. Discussion	181

14.17. Recommendations for Further Work	182

15 MINERAL RESERVE ESTIMATES	184

16 MINING METHODS	185

17 RECOVERY METHODS	186

18 PROJECT INFRASTRUCTURE	187

19 MARKET STUDIES AND CONTRACTS	188

20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	189

21 CAPITAL AND OPERATING COSTS	190

22 ECONOMIC ANALYSIS	191

23 ADJACENT PROPERTIES	192

23.1. Ngayu Belt Exploration (2010 to 2016)	193

23.2. Ngayu Exploration (2016 to 2020)	195

24 OTHER RELEVANT DATA AND INFORMATION	197

24.1. DRC Political and Economic Climate	197

24.2. DRC Community and Social Aspects	199

24.3. Status of the DRC Minerals Industry	199

24.4. DRC Minerals Industry Policies	200

24.5. DRC Political Risk	202

25 INTERPRETATION AND CONCLUSIONS	204

26 RECOMMENDATIONS	207

27 REFERENCES	209

28 DATE AND SIGNATURE PAGE	211

29 CERTIFICATES OF QUALIFIED PERSONS	212

29.1. Daniel Bansah	212

29.2. Christian Bawah	214

30 APPENDICES	217

30.1. Appendix 9-1: BLEG Sampling Sheet	217

30.2. Appendix 11-1: SGS Internal QA/QC Report KGL-Somituri in 2017	219
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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

LIST OF TABLES

              PAGE

Table 1-1 Mineral Resource Estimate of Adumbi, Kitenge, Manzoka Deposits (Effective date: December 31, 2013)	6
Table 1-2 Summary of RD measurements in mineralized (≥0.5 g/t Au) and unmineralized (<0.5 g/t Au) rock	8
Table 1-3 Adumbi 2017 Drilling Results	9
Table 1-4 Inferred Mineral Resource of Adumbi deposit (Effective date: April 17, 2020)	13
Table 1-5 Inferred Mineral Resource of the Imbo Project (Effective date: April 17, 2020)	13
Table 1-6 Proposed Budget for the follow-up Work on Imbo Project	17
Table 4-1 Coordinates of the Imbo Exploitation Permit (PE9691)	32
Table 6-1 Summary of Imbo Project Historical Alluvial Gold Production 1927 to 1951	43
Table 6-2 Summary of Kitenge-Maiepunji Mines Historical Gold Production 1938 to 1955	44
Table 6-3 Summary of Adumbi Mine Historical Gold Production 1952 to 1959	44
Table 6-4 Adumbi Historical Mineral Resources - 1998	45
Table 6-5 Adumbi Historical Mineral Resources - (February 2013)	46
Table 6-6 Mineral Resource Estimate of Adumbi, Kitenge, Manzoka Deposits (Effective date: December 31, 2013)	46
Table 9-1 Summary of Soil Sampling by Kilo on the Imbo Project	74
Table 9-2 Summary of significant trench intercepts at Adumbi, Kitenge and Manzoka	76
Table 9-3 Significant Underground sample results at Adumbi	77
Table 9-4 Summary of Sample types and analytical methods, Phases 1 and 2	82
Table 9-5 Association of elements in the Phase 1 and 2 BLEG survey areas	84
Table 9-6 Summary of mapping and pitting programmes in the Adumbi and Adumbi West areas	86
Table 9-7 Adumbi Deposit Survey control points	90
Table 9-8 LiDAR classification values	105
Table 9-9 Summary of all RD measurements on Adumbi core	107
Table 9-10 Summary of all RD measurements in mineralised and unmineralized rock	107
Table 9-11 Average RDs for the different lithologies at Adumbi	109
Table 9-12 Average RD measurements for mineralised Zones 1, 2, 3 and 4 (RP Zone not separated)	110
Table 9-13 Summary of previous and reviewed mineralised average measurements	110
Table 10-1 2010 to 2013 Drill Program summary of Imbo Project	112
Table 10-2 Significant drill intercepts from the Adumbi deposit	113
Table 10-3 Significant drill intercepts from the Kitenge deposit	115
Table 10-4 Significant drill intercepts from the Manzako deposit	116
Table 10-5 Summary of significant post 2014 drill intercepts from the Adumbi deep hole drilling	123
Table 11-1 Summary for RPA 2014 QA/QC review of the database	126
Table 11-2 Summary of drill core samples, standards and blanks submitted for assay from the Adumbi, Kitenge and Manzoka deposits	127
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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

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Table 11-3 Standards submitted with Kilo drill core samples	127
Table 11-4 Left; Annotated assay result`s sheet showing the samples selected for re-assay based on rejected standards. Right; results sheet with re-assay results, showing all results can be accepted	130
Table 11-5 Summary of the samples in the 2014 - 2017 exploration period	132
Table 11-6 Summaries of drilling undertaken in 2016 - 2017	133
Table 11-7 Summary of performance of QA/QC materials inserted in 2014 - 2017	133
Table 11-8 Source, type, grade of various standards used in 2014 - 2017	133
Table 11-9 Distribution of standards across the Imbo Project	134
Table 11-10 Summary of overall performance of the standards used	135
Table 11-11 Summary of overall performance of standards by deposit or prospect	136
Table 11-12 Basic statistics of blanks submitted as part of 2014 - 2017 QA/QC program	137
Table 11-13 Summary of standards used in QA/QC program for Adumbi deposit	138
Table 11-14 Summarized performance of the standards used in QA/QC program for Adumbi deposit	138
Table 11-15 Results of batch testing of blanks	142
Table 11-16 Results of failed blanks	144
Table 13-1 WAI Metallurgical Testwork Results - Gold Recovery	153
Table 13-2 WAI Metallurgical Testwork Results - Bond Mill Work Indices	153
Table 14-1 Mineral Resource Estimate of Adumbi, Kitenge and Manzoka deposits Effective date; December 31, 2013	154
Table 14-2 Inferred Mineral Resource Estimate of Adumbi deposits; (Effective date; April17, 20203)	155
Table 14-3 Mineral Resource Estimate of Adumbi, Kitenge and Manzoka deposits; Effective date; April 17, 2020	156
Table 14-4 Significant intercepts from 4 drill holes drilled in 2017	157
Table 14-5 Basic Statistics of all Adumbi samples and selected samples within wireframe model	158
Table 14-6 Distribution of mineral intercept over various lithologies at Adumbi	158
Table 14-7 RD used for Minecon resource estimation	159
Table 14-8 Comparison of previous and updated mineralised average RD measurements for Adumbi	159
Table 14-9 Descriptive Statistics of selected and 2m composite saples within mineralised Zone	166
Table 14-10 Descriptive Statistics of selected samples within mineralised zone from wireframes	168
Table 14-11 Variogram model parameters	169
Table 14-12 Adumbi block model origin and block size	170
Table 14-13 Adumbi model limits	170
Table 14-14 Search Ellipsoid Parameters for Adumbi	170
Table 14-15 Adumbi block model prototype	171
Table 14-16 Adumbi Mineral resource sensitivity by cut-off grade; Effective date April 17, 2020	175
Table 14-17 Statistical comparison of block model and selected samples within wireframe	178
Table 14-18 Adumbi model extent comparison	178
Table 14-19 Adumbi wireframe volume vrs block model volume comparison	179
Table 14-20 Mineral Resource Estimate of Adumbi deposits; Effective date; April 17, 2020	180
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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

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Table 14-21 Mineral Resource Estimate of Adumbi, Kitenge and Manzoka deposits Effective date; April 17, 2020	181
Table 25-1 Inferred Mineral Resource Estimate of Adumbi deposit; Effective date April 17, 2020	204
Table 25-2 Mineral Resource Estimate of Adumbi, Kitenge and Manzoka deposits; Effective date; April 17, 2020	205
Table 26-1 Proposed Budget for follow-up work on Imbo Project	208
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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

LIST OF FIGURES

  PAGE

Figure 4-1: Locality Map of the Imbo Permit in Africa	29
Figure 4-2: Location of Imbo Permit within the DRC	30
Figure 4-3 Locality Map of the Imbo Exploitation Permit	31
Figure 4-4 Imbo Exploitation Permit: Simplified Geology, Deposits and Prospects	34
Figure 5-1 Accessibility Map of the Imbo Project	37
Figure 7-1 Ngayu Belt: Regional Geological Map	49
Figure 7-2 Geology of the Imbo Projec	51
Figure 7-3 Adumbi Deposit: Geological Map	54
Figure 7-4 Adumbi Deposit: Geological cross section of	55
Figure 7-5 Kitenge Deposit: Surface Geological Map	56
Figure 7-6 Manzako Deposit: Geological Map	58
Figure 7-6 Kitenge Deposit: Cross Section through drill holes SKDD0002 and SKD0025	60
Figure 7-8 Manzako Deposit: Geological Cross Section through drill holes SMDD0017 and SMDD0038	61
Figure 7-9 Imbo Project: Geology, stereonet plot, for A=bedding, B=foliation, C=quartz veins, drill hole traces and location of targets/prospects	63
Figure 7-10 Adumbi Deposit: Geology from underground mapping, bedding planes (Strike and Dip dir.) and an insert of stereonet plot for bedding	65
Figure 7-11 Adumbi Deposit: Geology from underground mapping, foliation (Strike and Dip dir.) and an insert of stereonet plot for foliation	66
Figure 7-12 Adumbi Deposit: Geology from underground mapping, quartz veins (Strike and Dip dir.) and an insert of stereonet plot for quartz veins	67
Figure 7-13 Adumbi Deposit: Geology from underground mapping, insert of stereonet plot for bedding for selected Domains (blocks 1-4)	69
Figure 7-14 Geology, foliation (Strike and Dip dir.) and insert of stereonet plot for foliations at 1 = Senegal, 2 = Kitenge, 3 = Senegal - Kitenge area	70
Figure 7-15 Manzako Deposit: Geology foliation and quartz veins (Strike and Dip dir.) and insert of stereonet plot for 1 = foliations 2 = quartz veins,	72
Figure 9-1 Imbo Project: Location of BLEG catchment areas and sampling sites	79
Figure 9-2 Imbo Project: BLEG catchments, sampling points and drainage channel on the 5 m colour elevation image (insert shows detail and 2m contours)	80
Figure 9-3 Phase 1 and 2 BLEG results for Au showing catchments recommended for follow-up	83
Figure 9-4 Geological Map of the Adumbi and Adumbi West areas showing artisanal activities	87
Figure 9-5 Adumbi West Prospect: Trench mapping and sampling	89
Figure 9-6 Adumbi Deposit: Comparison of drill hole collar locations using the old and new survey data	92
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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

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Figure 9-7 Adumbi deposit Adit Location Map	94
Figure 9-8 Pole-dipole voxels for Adumbi and Adumbi West: (A) chargeability, (B) Resistivity. Mineralized zone2 (green) and 3 (purple), and the carbonaceous marker (black) are also shown	97
Figure 9-9 Pole-dipole results and interpretation for Adumbi, Mabele, Mokonzi and Adumbi West: areas, overlain on the magnetics (RTP): (A) chargeability, (B) Resistivity	98
Figure 9-10 Gradient array IP layout	99
Figure 9-11 IP coverage on the Imbo Project (drill hole collars in blue)	100
Figure 9-12A and 9-12B: Gradient array IP maps for the Adumbi-Kitenge area; (A) Chargeability, (B) Resistivity	101
Figure 9-13A and 9-13B: Gradient array anomalies superimposed on the pole-dipole sections at the 500m R; (A) Chargeability, (B) Resistivity	103
Figure 9-14 Locality map: The surveyed project areas are, approximately 48,749 hectares	104
Figure 9-15 Comparison of relative densities from labs in Johannesburg and Vancouver for drill hole SADD0019	106
Figure 9-16 Comparison of RPA oxidation levels with the current study	108
Figure 10-1 Location of drill targets on the Imbo property (Adumbi south, Adumbi west, and Kitenge Extension)	119
Figure 10-2 Plan of the interpreted mineralised Zones	122
Figure 10-3 Longitudinal Section of Adumbi showing the down plunge potential and proposed drill holes	123
Figure 11-1 Standards control chart showing the assay values, mean and control limits for CRM OxN49	135
Figure 11-2 Standard control performance chart for Oxi96 for Imbo Project	136
Figure 11-3 Standard control performance chart for SK62 for Imbo Project	136
Figure 11-4 Standard control performance chart for HiSiLP1 for Imbo Project	137
Figure 11-5 Standard control performance chart for OxP91 for Imbo Project	139
Figure 11-6 Standard control performance chart for OxG98; Adumbi	139
Figure 11-7 Standard control performance chart for Oxi96; Adumbi	139
Figure 11-8 Standard control performance chart for HiSiLK2; Adumbi	140
Figure 11-9 Standard control performance chart for SK62; Adumbi	140
Figure 11-10 Standard control performance chart for HiSiLP1; Adumbi	140
Figure 11-11 Standard control performance chart for OxP91; Adumbi	141
Figure 11-12 Standard control performance chart for SQ48; Adumbi	141
Figure 11-13 Performance chart of all blanks inserted in the 2014 - 2017 program	144
Figure 14-1 Section through BH SADD0004, 0016, 0019, 0017 and 0050 showing ore outline interpretation	161
Figure 14-2 Flitch at RL560 showing ore outline interpretation	161
Figure 14-3 3-D view of Adumbi mineralization wireframe	162
Figure 14-4 Sections through Adumbi model showing relative location of Redox surfaces used by RPA Vrs Surfaces used by Minecon	163
Figure 14-5 Plot of Adumbi selected samples grade vrs sample length	164
Figure 14-6 Histogram of selected Au distribution	164
Figure 14-7 Frequency Percent vrs Log grade plot of selected samples	165
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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

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Figure 14-8 Probability plot of all the selected gold samples	162
Figure 14-9 Selected sample length versus count	167
Figure 14-10 Histogram of the resulting 2m composite lengths at MODE=1	167
Figure 14-11 Adumbi variograms and models in different directions	168
Figure 14-12 Adumbi model section showing RPA US$1,200 pit shell and Minecon's Inferred limit and US$1,500 pit shell	173
Figure 14-13: Adumbi model section showing drill holes coloured on grade US$1,500 pit shell	174
Figure 14-14 Adumbi Resource model showing various material types	174
Figure 14-15 Adumbi RPA US$1,200 and Minecon US$1,500 optimised shells showing block model	175
Figure 14-16 Adumbi Mined Deposit; model flitch at RL560 visual controls	177
Figure 14-17 Adumbi model section through BH SADD0001, 0043, 0039 and 0051	177
Figure 14-18 Adumbi model section through BH SADD0004, 0016, 0019, 0017 and 0050	178
Figure 14-19 Adumbi model; cross validation graph	179
Figure 14-20 Adumbi model; validation check on the orientation of the search ellipsoid	179
Figure 14-21 Longitudinal Section of Adumbi showing the down plunge potential and proposed drill holes	183
Figure 23-1 Main Gold properties and projects within the Ngayu greenstone belt	192

LIST OF PLATES

              PAGE

Plate 9-1 Survey of drill hole collars, Adumbi deposit	91
Plate 9-2 Adit Surveying, Adumbi deposit	93

LIST OF APPENDIX FIGURES & TABLES

30.1 Appendix 9-1: BLEG Sampling Sheet	116
30.2. Appendix 11-1: SGS Internal QA/QC Report KGL-Somituri in 2017	118
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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

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1 SUMMARY

Minecon Resources and Services Limited ("Minecon") was commissioned by Loncor Resources Inc. ("Loncor") in Q1 2020 to prepare an independent Technical Report on the Imbo Project , located in the northeastern part of the Democratic Republic of the Congo ("DRC"). The purpose of this report is to support the public disclosure of the updated Mineral Resources on the Imbo Project, in particular, the Adumbi deposit, announced by Loncor in a press release dated April 17, 2020. This report is intended to comply with the requirements of National Instrument 43-101 ("NI 43-101"), including Form 43-101F1.

This Technical Report describes the Imbo Project  in terms of its historical and recent exploration, and data review and compilation of information prepared by Minecon, to check for reasonableness, accuracy, and compliance, and summarizes the results of the most recent mineral resource update of the Adumbi deposit. No economic assessment or management function was performed by Minecon during the preparation of this report. Furthermore, no updated modelling or resource estimates have been undertaken on the two other deposits on the Imbo Project that have mineral resources delineated, Kitenge and Manzako. The effective date of this review is April 17, 2020.

Property Description and Location

The Imbo Project is located within the Mambasa District of the Ituri Province, in the northeastern region of the DRC, 260 km west of Bunia, the capital of Ituri Province and 230 km northwest of the City of Beni. The Adumbi Base Camp within the Imbo exploitation permit is located at latitude 1º 43' 58.76" N and longitude 27º 52' 4.01" E or 596,522 m E and 191,570 m N (WGS 84 UTM Zone 35N). The Imbo Project covers  Exploitation Permit Number 9691 and has  a total area of 122 km2 and encompasses the known gold mineral deposits of Adumbi, Kitenge and Manzako and several prospects including Canal, Bagbaie, Adumbi West, Amuango, Monde Arabe, Vatican and Imbo East.

The Imbo Project is located approximately 220 kilometres by air southwest from the large operating gold mine of Kibali, operated by Barrick Gold which in 2019 produced 814,000 ounces of gold.

Mineral Rights and Land Ownership

Loncor Resources Inc. ("Loncor") is a publicly listed Canadian gold exploration company and holds a 76.29% interest in the Imbo Project through its subsidiary Adumbi Mining SARL with the minority  shareholders holding 23.71% (including 5% free carried interest owned by the government of the DRC). The Imbo exploitation permit is valid until February 2039.

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

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Loncor has been exploring in the Ngayu Archean Greenstone Belt of northeastern DRC since 2010 and besides the Imbo Project, Loncor has had a joint venture with Barrick Gold (Congo) SARL ("Barrick") since 2016. Barrick is managing and funding all exploration costs on 1,894 square kilometres of ground within the Ngayu belt in order to produce a pre-feasibility study on any resource outlined meeting the investment criteria of Barrick and thereby earn a 65% interest.

In addition to the Barrick JV, certain parcels of land within the Ngayu belt including Makapela and Yindi have been retained by Loncor and do not form part of the joint venture with Barrick. Loncor's Makapela deposit (which is 100%-owned by Loncor) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).

Minecon has relied on a letter on land tenure, licences, and permits dated June 8, 2020 from MBM Conseil, one of the leading firms practising mining law in the DRC. The Imbo Project comprises a Permis d'Exploitation (PE 9691) or Exploitation Licence held by Adumbi Mining SARL, granted for the period February 23, 2009 to February 22, 2039 (and renewable for an additional 15 years) for gold and diamonds and covering a total of 12,234 ha.

Under an agreement signed in April  2010 with the minority partners of Adumbi Mining SARL a subsidiary of Loncor (which holds Loncor's interest in Adumbi Mining SARL) agreed to finance all activities of Adumbi Mining SARL, until the filing of a bankable feasibility study, by way of loans which bear interest at a rate of 5% per annum. Within thirty days of the receipt of a bankable feasibility study, the minority partners may collectively elect to exchange their equity participation for either a 2% net smelter royalty or a 1% net smelter royalty plus an amount equal to €2 per ounce of Proven Mineral Reserves.

The DRC 2018 Mining Code imposes a royalty tax on the sale of minerals payable to the State, at a rate of 3.5% for precious metals. There are no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimates for the Imbo Project set out in this report.

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Accessibility, Climate, Local Resources, Physiography and Infrastructure

Located approximately 230 kilometres by air southeast of the property, Beni is the nearest major population centre to the Imbo Project and has a population of approximately 230,000. The Company maintains an administrative office in Beni. The town is a United Nations MONUC base and has a lateritic airstrip with scheduled internal flights to other towns such as Goma, Bunia, Isiro, Kisangani and Kinshasa. The Isiro airstrip is approximately 200 kilometres by lateritic road to the Imbo Project. From Beni, the Imbo project is accessible via 322 kilometres of lateritic road to Nia-Nia, then, to Village 47 (47 km north of Nia-Nia) and then via 7 kilometres of lateritic roads to the Adumbi Base Camp. On the property, access is via trails using Mine Mule utility and four-wheel drive vehicles in addition to motorcycles. Away from areas of habitation, access is on foot through the dense forest growth. At Nia-Nia, 52 kilometres southwest of the Imbo Project, there is a 1,200 m long grass-covered, laterite base airstrip which can accommodate propeller driven, charter aircraft including medium sized cargo planes.

The nearest international airport is located at Entebbe in western Uganda and linked by 440 kilometres of paved road to the Kasindi Uganda-DRC border followed by 80 kilometres of unpaved lateritic roads to Beni. Entebbe has international scheduled flights to South Africa, Europe and Asia and is also linked to other African countries as well as the in-country towns of Kinshasa and Lubumbashi via Nairobi (Kenya).

The climate in the Imbo area is typically tropical and is characterised by a long, wet season and short dry season of up to 3 months from mid-December to mid-March. The average annual rainfall is approximately 2,000 mm to 2,500 mm with the highest rainfall generally occurring in October. Even in the driest months, rainfall totals more than 50mm. Temperatures are also uniformly high throughout the year and there is little diurnal variability, varying between 19°C and 23°C, with daily lows and highs of 16°C and 33°C respectively. Humidity is high throughout the year (75%-99%)

The Imbo Project is located in the Ituri tropical rainforest within the upper reaches of Congo River basin. The project area topographically consists of an undulating terrain that varies from approximately 600 to 800 metres above sea level. Most of the surface area is covered with dense evergreen forests with a closed canopy; however, the hills tend to have relatively steep slopes and the valley floors within the areas of the linear hills are relatively narrow.

The Imbo Project is drained by numerous creeks and streams which flow into the Upper Ituri river and its main tributaries: the Epulu, Nepoko, Nduye, Lenda, Ebiena, and Ngayu rivers which form part of the upper reaches of the Congo river basin.

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

Natural water sources are abundant and there is potential for hydroelectric power generation although this has not yet been investigated. The closest hydroelectric power station is situated near Kisangani together with hydro-electric stations supplying power to Barrick/AngloGold Ashanti's Kibali gold mine. The towns of Isiro and Beni are potential sources of skilled manpower and there is sufficient local unskilled manpower in the surroundings of Adumbi.

Given its exploration stage of development, there is very limited infrastructure currently available on the Imbo Project. Presently, infrastructure is composed of an exploration camp (the "Adumbi Base Camp") with associated helicopter landing pad, administration building, accommodation buildings and facilities, field office, core logging and storage facilities, diesel generators and solar power generation and a sample preparation laboratory.

Exploration History

The mining rights for the mineral concessions in the Imbo Project Permit area were initially held by Société Internationale Forestière et Minière du Congo (FORMINIERE or FRM) from the 1920's to late 1950's. The colonial state was co-owner of a 50% stake in FRM, with the remainder held by United States interests. Société Minière de la Tele (SMT), a subsidiary of FRM, oversaw development and exploitation. Following political independence in 1960, ownership has changed hands multiple times. A Zairian company, Zafrimines, held the property licences from April 17, 1987. In 1997, Rhodes Mining NL of Australia entered a joint venture agreement with Busico of Uganda (20%) and the DRC (20%) and held the property licences from May 17, 1997 until August 2, 1998.

Kilo Goldmines Ltd. ("Kilo"), via its agreement with Somituri SPRL, acquired the Imbo Project and from 2010 to 2017 undertook significant exploration on the Imbo Project including drilling. During the period 2018-19, negligible exploration groundwork was undertaken by Kilo due to financial constraints. In September 2019, Loncor initially acquired a 71.25% interest in the Imbo Project which was subsequently increased to 76.29% in March 2020.

Exploration (2010 to 2013)

The main objectives of Kilo's exploration activities during the period 2010 to 2013 on the Imbo Project were to:

  Enhance understanding of the extent and style of mineralization and undertake core drilling to outline mineral resources on the property.
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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com
  Optimize deposit models and exploration strategies to be applied in delineating other potential deposits within the Imbo permit.

Initial exploration on Imbo in 2010 focussed on the Adumbi deposit. The exploration techniques employed included soil sampling, geological mapping and sampling of existing adits, trenching, and core diamond drilling. Localities of historical and active artisanal mining operations provided guidance for the initial exploration activities.

During the period 2010 to 2013, a total of 9,246 soil samples were collected over an area of 63 km² covering Kitenge, Manzako, Canal, Vatican, Monde Arabe and Adumbi. Sample spacing over the Manzako deposit was 20m x 80m and elsewhere, 320m x 20m with some infills at 160m x 20m. All soil samples were collected at a vertical depth of one metre.

Geological mapping in 2010 was focused on areas of historical gold exploitation and active artisanal mining activities. Approximately 8.4 km² covering the Adumbi, Kitenge, Manzako, Adumbi North and the Vatican prospects was mapped. Lithological contacts and shear zones within the metasediments at Adumbi as well as exposure of weathered banded ironstone formation ("BIF") and chert units on the top of Adumbi Hill were mapped. Although outcrop was limited at Kitenge, multiple quartz veins within the Kitenge shear zone were mapped. Mapping at Manzako identified a northwest-southeast trending shear zone (over 2 kilometres strike length) hosting several adits and narrow open pits trending parallel to the strike direction of the shear zone.

During the period 2010 to 2012, 44 trenches totalling 4,753 metres were excavated over the Adumbi, Kitenge and Manzako targets. Accessible adits and underground workings were also geologically mapped and sampled at Adumbi, however, those at Kitenge and Manzako were not accessible. In all, a total of 907 metres were sampled and generated 843 channel samples. No other historical underground mine workings on the Imbo Project were geologically mapped or sampled by Kilo during the period.

Kilo contracted New Resolution Geophysics (NRG) from South Africa to complete a high resolution, helicopter mounted, XPlorer magnetic and radiometric survey for the Imbo Permit. The survey was flown in April 2012 over 1,416 km at a line spacing of 100 m. The airborne magnetic survey delineated several linear anomalies characterized by demagnetization. In addition, BIF was delineated over a strike length of two kilometres from the demarcated northwestern limit of the Adumbi-Canal gold deposit. The total field and radiometric data were utilized in the compilation of the structural and lithological interpretation for the Imbo Permit.

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

By November 2013, Kilo had completed 167 diamond drill holes totalling 35,400 metres on the Imbo Project. Core recovery was generally very good in the mineralized sections and in the unweathered rock, while recovery in the saprolite dropped to approximately 50%.

Kilo outsourced sample preparation and analysis to independent assayers ALS Geochemistry (ALS). Drill core sample preparation was conducted at ALS Mwanza (Tanzania) from 2010 to August 2011, and then at an on-site purpose-built container facility supplied and managed by ALS Minerals. Analyses were undertaken by ALS Johannesburg (South Africa) and ALS Vancouver (Canada).

In February 2014, Independent consultants Roscoe Postle Associates Inc ("RPA") completed an independent NI 43-101 technical report on the Imbo Project and estimated 1.675 million ounces (20.78 million tonnes grading 2.5 g/t Au) of Inferred Mineral Resources on the three separate deposits of Adumbi, Kitenge and Manzako (Table 1-1)

Table 1-1: Inferred Mineral Resource Estimate of Adumbi, Kitenge and Manzoka Deposits

(Effective date: December 31, 2013)

Deposit	Tonnes	Gold Grade	Contained Gold
	(million)	(g/t Au)	(x10[3] oz)
Adumbi	19.11	2.20	1,362
Kitenge	0.91	6.60	191
Manzako	0.77	5.00	122
Total	20.78	2.50	1,675
Notes:

1. CIM definitions were followed for Mineral Resources.

2. Mineral Resources were estimated at a cut-off grade of 0.90 g/t Au for Adumbi, constrained by a Whittle pit shell with a processing and G&A cost of US$30/t. A cut-off grade of 2.70 g/t Au was used for Kitenge and Manzako based on potential underground mining scenarios.

3. Mineral Resources were estimated using a long-term gold price of US$1,200 per ounce.

4. A minimum mining width of two metres horizontal was used.

5. A maximum of four metres internal waste was used.

6. Adumbi bulk densities of 1.8 for oxide, 2.2 for transition and 3.0 for sulphide materials were used.

7. Kitenge and Manzako bulk densities of 1.7 for oxide, 2.2 for transition and 2.7 for sulphide materials were used.

8. High gold assays were capped to 18 g/t Au for Adumbi, 50 g/t Au for Kitenge and 50 g/t Au for Manzako, prior to compositing at two metre intervals

RPA made several recommendations on Adumbi which included the following:

  Undertake additional drilling on Adumbi where the gold mineralization remained open at depth and on other priority targets
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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com
  Historical data collation and reviews including georeferencing of all historical data.
  LIDAR Survey and dGPS survey of trenches, drill holes and underground excavations or mine workings (where possible), including historical and artisanal depletion.
  Design and implement robust digital database capture, validation, storage and back-up protocols including an improved logging data capture systems and GIS data.
  Update Standard Operating Procedures (SOPs) for soil sampling trenching and underground channel sampling and mapping, drill pad selection and preparation, drilling, logging and core sampling, bulk density testwork, sample prep and all the associated QA/QC including data input, backup and data security protocols.
  Instigate all historical QA/QC issues including quarter core duplicate sampling program and to resolve the unacceptable certified reference material (CRM) failure rates and introduce routine and regular QA/QC review, reporting and documentation.
  Geological and Structural Review including re-logging of all drill holes by geology, alteration, mineralization, structure, geotechnics, etc. separately and ensure all core is oriented and logged appropriately ensuring a simplified logging system. Mapping and sampling of all available underground exposures/openings to establish controls on mineralization.
  Further metallurgical testwork should be undertaken at Adumbi and Preliminary metallurgical testwork should be undertaken for Kitenge and Manzako.
  Develop deposit model(s) for Imbo and generate lithological/geological and structural models for Adumbi, Kitenge and Manzako as well as other targets generated within the permit area.
  Follow-up exploration on BLEG anomalies and employ new models for target generation.

Post 2013-2017 Exploration

The execution of most of the RPA recommendations were subsequently undertaken during the period 2014 to 2017. These tasks together with other field work that were undertaken during the period are summarised below:

  A BLEG (Bulk Leach Extractable Gold) survey was carried out over the Imbo Project between March and June 2015. The main objective of the programme was to assess the parts of the Imbo Project not covered by grid mapping and soil geochemistry, in particular the area to the east of the Imbo River where no groundwork has been carried out.
  Geological Mapping and Channel Sampling of workings in the Adumbi, Adumbi West and Adumbi Hill areas was undertaken during the period. Mapping was carried out on 50 metre line spacing, and in addition to lithological and structural data, various physical features such as old and active workings, tracks, streams and settlements were captured. The objective of mapping was to develop a comprehensive geological map of the Adumbi area and to correlate the surface information (trenches, pits, outcrops etc.) with underground workings and that known from the drilling. Three BIF zones which were inferred based on rare outcrop and float, occur within a sequence of quartz carbonate, carbonaceous and chlorite schists. A total of 1,046 measurements (bedding, foliation, and quartz veins) covering Adumbi West, Adumbi, Canal, Senegal, Kitenge and Manzako Prospects were compiled from the mapping program.
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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com
  Relative Density (RD) measurements on Adumbi drill core were previously determined by ALS Chemex in Johannesburg and by a laboratory in Vancouver, however, major discrepancies existed between the two data sets. As a result, systematic measurements on all Adumbi drill core was undertaken on site using a more rigid procedure. The Relative Density (RD) program was completed with a total of 5,360 determinations. The average relative densities for all oxide, transition and fresh zone samples, and the measurements for mineralized (≥0.5 g/t Au) and unmineralized (<0.5 g/t Au) rock were determined. The average oxide, transition, and fresh rock Relative Densities for mineralized and unmineralized materials is summarised in Table 1-2.

Table 1-2: Summary of RD measurements in mineralized (≥0.5 g/t Au)

and unmineralized (<0.5 g/t Au) rock

Type	Mineralized		Unmineralized
	No. Samples*	RD	No. Samples*	RD
Oxide	297	2.45	882	2.26
Transition	178	2.82	601	2.54
Fresh	796	3.05	1953	2.83

  Following the RPA recommendations, re-logging of all the core identified major differences between the depths of Base of Complete Oxidation (BOCO) and Top of Fresh Rock (TOFR) compared with the depths used by RPA in the December 2013 model. In the RPA model, the BOCO was negligible and the TOFR corresponded approximately to the re-logged BOCO.  The deeper levels of oxidation that were observed during the re-logging exercise should have positive implications for the Adumbi project with respect to ore type classification and associated metallurgical recoveries and mining and processing cost estimates.
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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com
  The re-logging exercise defined the presence of five distinct geological domains in the central part of the Adumbi deposit where the BIF sequence attains a thickness of up to 130 metres.  In addition, three main zones of gold mineralization were defined.
  Quality assurance and quality control (QA/QC) was undertaken from the beginning of the exploration program in 2010 to date to minimise errors. A standard operating procedure (SOP) was similar to Loncor's approach to QA/QC which is in accordance with industry best practice. The results from the 2017 QA/QC program showed that the performance of the independent laboratory met industry standards.
  The post 2013 drilling program was undertaken to follow up on gold-in-soil and geophysical, "demagnetised" zones at the Adumbi South, Adumbi West and Kitenge Extension targets. The program was carried out by Orezone Drilling SARL and comprised 63 core drill holes totalling 8,900 metres. Results were disappointing and no significant mineralization was intersected on these three targets.
  At Adumbi, additional drilling to test the down dip/plunge extent of the mineralization was undertaken in early 2017 towards the end of the drilling campaign. Four deeper core holes totalling 1,776 metres were drilled below the previously outlined RPA inferred resource at Adumbi over a strike length of 450 metres and to a maximum depth of 450 metres below surface. All four holes intersected significant gold mineralization in terms of widths and grade and confirmed the down dip/plunge of the mineralization which remained open at depth (see Table 1-3)

        Table 1-3 Adumbi 2017 Drilling Results

Borehole No.	From (m)	To (m)	Intersection Width (m)	Grade (g/t Au)
SADD0050	434.73	447.42	12.69	5.51
SADD0051	393.43	402.72	9.29	4.09
SADDO052	389.72 419.15	401.87 428.75	12.15 9.60	3.24 5.04
SADD0053	346,36 391.72	355.63 415.17	9.27 23.45	3.71 6.08

In summary, most of the recommendations made by RPA were followed up during the period 2014 to 2017. Drilling commenced in November 2016 at the Adumbi West, Adumbi South and Kitenge extension targets. Unfortunately the drilling results from the Adumbi West, Adumbi South and Kitenge Extension targets where most of the drilling was undertaken in 2016-17 were disappointing with no significant intersections and only at the end of the drilling campaign, was drilling undertaken at Adumbi where the deposit remained open at depth. Results in mid-2017 from the deeper drilling at Adumbi were encouraging and warranted further drilling. However, lack of funding resulted in no further drilling being undertaken at Adumbi or elsewhere on the Imbo Project up until the present day. Thus, the significant additional exploration and drilling conducted on the Imbo Project from 2014 to 2017 was never quantified until 2020 when Loncor took over the project and commissioned independent consultants Minecon to assess and quantify this additional exploration data.

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

Geology and Mineralisation

The Imbo Project is located in the east of the Ngayu Archean greenstone belt. Gold occurrences on the Imbo Permit are hosted within the Upper Kibalian Formation which consists of chemical metasedimentary units including banded iron formation (BIF), clastic metasedimentary rocks (assigned the field name of "greywacke"), black shales and mafic volcanic flows. Adumbi, Kitenge and Manzako are the three main deposits within the Imbo Permit with mineral resources. Mineralization within the Ngayu belt is similar to the Geita and Moto greenstone belts of Tanzania and DRC respectively with gold spatially related to banded ironstones (BIF). The Ngayu greenstone belt is three to four times the size of the Geita belt.

Based on examined drill holes, the rocks at Adumbi mainly comprise a subvertical sequence of metamorphosed clastic sediments (pelites, siltstones and greywacke) interbedded with units of BIF of varying width. The grade of metamorphism is lower greenschist facies, and the clastic units are petrographically classified as schists.

Re-logging of core at the Adumbi deposit indicates five distinct geological domains with the BIF unit package attaining a thickness of up to 130 metres in the central part of the deposit. From northeast to southwest these are:

  Hanging wall schists: dominantly quartz carbonate schist, with interbedded carbonaceous schist.
  Upper BIF Sequence: an interbedded sequence of BIF and chlorite schist, 45 to 130 metres in thickness.
  Carbonaceous Marker: a distinctive 3 to 17-metre-thick unit of black carbonaceous schist with pale argillaceous bands.
  Lower BIF Sequence: BIF interbedded with quartz carbonate, carbonaceous and/or chlorite schist in a zone 4 to 30 metres in thickness.
  Footwall Schists: similar to the hanging wall schist sequence.
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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

There is a higher-grade zone of gold mineralization termed the Replaced Rock Zone ("RP Zone") associated with alteration and structural deformation that has destroyed the primary host lithological fabric. The RP Zone occurs in the lower part of the Upper BIF package and in the Lower BIF package, and transgresses the Carbonaceous Marker, located between the Upper and Lower BIF packages, both along strike and down dip.

Gold mineralization at Adumbi is generally associated with quartz and quartz-carbonate pyrite ± pyrrhotite ± arsenopyrite veins in a BIF package of rocks. In the central part of the Adumbi deposit, three main zones of gold mineralization are present:

  within the Lower BIF sequence.
  in the lower part of the Upper BIF Sequence. Zones 1 and 2 are separated by the Carbonaceous Marker, which is essentially unmineralized; and
  a weaker zone in the upper part of the Upper BIF Sequence.

Gold mineralisation within the Adumbi deposit is related to the northwest trending shear zones, which dip steeply towards the northeast and which, in some parts of the area, seem to utilise the competency contrast between two lithologies, namely the BIF-chert and the tuffaceous-greywacke metasedimentary lithologies. This mineralization occurs over a strike length of 2 kilometres in a zone approximately 100 metres wide and to a depth of approximately 400 metres. The continuity of mineralisation appears to be oriented vertically close to the wall rocks of the BIF. The strike orientation of the BIF is northwest-southeast, which is parallel to the trend of the Upper Kibalian rocks. The BIF is interpreted to have a steep, near-vertical dip. A series of north-northwest striking faults appear to dislocate the BIF, and it is interpreted that these faults have a strike-slip component, resulting in an apparent thickening of the BIF in the central part of Adumbi deposit.

According to information provided by Loncor to Minecon, based on studies including age dating undertaken by in 2017 by Barrick which has a joint venture with Loncor in the Ngayu belt, it was found that a major structural, mineralized fracture zone separates an older volcano-sedimentary domain in the northern part of the Ngayu belt from a younger, predominantly sedimentary basin in the south.  At the Kibali mine where Barrick is the operator, a similar geological setting has been determined with the gold deposits spatially related to a major structural break between an older volcano-sedimentary domain and a younger predominantly sedimentary basin.

At Ngayu, the major structural fracture trends east-northeast through the Imva area where a number of targets under the Barrick joint venture are located and then trends southeast through the Imbo mining licence where the Adumbi, Kitenge and Manzako deposits are located and then across the Imbo river to the Imbo East prospect.  In total, this major structural break extends for 16 kilometres within the Imbo Project.

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

Mineral Resources

In Q1 2020, Loncor commissioned Minecon to re-evaluate and quantify the exploration work undertaken during the period 2014 to 2017. This has resulted in Minecon updating the Mineral Resource estimate of Adumbi according to the guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) 2014 Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) Standards) as incorporated in NI 43-101.

The Adumbi 3-Dimensional model was constructed by Minecon in collaboration with on-site geologists using cross sectional and horizontal flysch plans of the geology and mineralization and was used to assist in the constraining of the 3-D geological model.  The mineralization model was constrained within a wireframe at 0.5 g/t Au cut-off grade.  Grade interpolation was undertaken using:

  2-metre sample composites capped at 18 g/t Au to improve the reliability of the block grade estimates.
  Ordinary Kriging to interpolate grades into the block model.
  Relative densities of 2.45 for oxide, 2.82 for transitional and 3.05 for fresh rock were applied to the block model for tonnage estimation.

To constrain the depth extent of the geological model and any mineral resources, an open pit shell for the Adumbi deposit was constructed based on the following pit optimisation parameters:

  A long-term gold price of US$1,500 per ounce.
  Block size: 8 metres x 8 metres x 8 metres.
  A two-metre minimum mining width and a maximum of four metres of internal waste was applied.
  Mining dilution of 100% of the tonnes at 95% of the grade.
  Ultimate slope angle of minus 45 degrees.
  Metallurgical recoveries of 95% for oxide and transitional material and 90% for fresh rock (in the RPA study a fresh rock metallurgical recovery of 95% was used while Minecon reduced this to a more conservative 90% even though no additional metallurgical testwork was undertaken after the RPA study).
  Average mining cost of US$2.5/t mined.
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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com
  Mineral resources were estimated at a block cut-off grade of 0.9 g/t Au constrained by a Whittle pit with processing and G&A costs of US$30/t.
  Transport of gold and refining costs equivalent to 4.5% of the gold price.
  No additional studies on depletion by artisanal activity was undertaken since the 2014 RPA study and the same total amount of material was used by Minecon.

The results of the Adumbi pit optimisation indicated a certain gold inventory within the pit, of which 2.19 million ounces (28.97 million tonnes at 2.35 g/t gold) were constrained and classified as Inferred Mineral Resources Table 1-4 below). 76.29% of this Inferred mineral resource is attributable to Loncor via its 76.29% interest in the Imbo Project.

Table 1-4: Inferred Mineral Resource of the Adumbi Deposit (Effective Date of April 17th 2020)

Material Type	Tonnage (tonnes)	Grade (g/t Au)	Contained Gold (ounces)
Oxide	3,820,000	2.44	300,000
Transitional	3,320,000	2.69	290,000
Fresh	21,820,000	2.28	1,600,000
TOTAL	28,970,000	2.35	2,190,000

                                  Note: Numbers may not add up due to rounding.

In summary, for the Imbo Project, the Inferred mineral resources for the Adumbi, Manzako and Kitenge deposits now totals 2,503,000 ounces of gold (30,650,000 tonnes grading 2.54 g/t Au) and is summarised in Table 1-5. For the purposes of this study, no modelling work was carried out on the Kitenge and Manzako deposits. Reference is therefore made to RPA 2014 technical report on the estimates reported for Kitenge and Manzako.

Table 1-5: Inferred Mineral Resources for the Imbo Project

(effective date of April 17, 2020)

Deposit	Tonnage (Tonnes)	Grade (g/t Au)	Contained Gold (Ounces)
Adumbi	28,970,000	2.35	2,190,000
Kitenge	910,000	6.60	191,000
Manzako	770,000	5.00	122,000
TOTAL	30,650,000	2.54	2,503,000

      Note: Numbers may not add up due to rounding.

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

Minecon is not aware of any environmental, permitting, legal, title, socioeconomic, marketing, metallurgical, taxation or other relevant factors, which could materially affect the Mineral Resource estimate.

Conclusions

The Inferred mineral resources on the Imbo Project are found within three deposits: Adumbi contains 87% of the total mineral resources; Kitenge, contains 8%; and the Manzako deposit contains 5% of the total mineral resources. The Kitenge and Manzako estimates are based on estimates by RPA in December 2013 and reported in the February 28, 2014 Technical Report.

This new Adumbi mineral resource estimate differs from RPA estimates owing to the incorporation of additional exploration and data collection from the period 2014-17 which have contributed significantly to the increased mineral resource at Adumbi with improved confidence.

The more significant factors are:

  Minecon has placed an increased emphasis on the creation of a robust geological model making use of the re-logged previous cores at Adumbi as well as the deeper, additional drill holes which defined the presence of five distinct geological domains and three mineralization zones in the central part of the Adumbi deposit.
  Secondly, the identification of the major differences between the depths of Base of Complete Oxidation (BOCO) and Top of Fresh Rock (TOFR), have allowed the accurate classification of the material into Oxide, Transition and Fresh. In the RPA model, the BOCO was negligible and the TOFR corresponded approximately to the re-logged BOCO.
  Thirdly, Minecon has restricted the mineral resource to a Whittle pit shell with a gold price of US$1,500 against US$1,200 used in the 2014 RPA study, above which the mineral resource is considered to have reasonable prospects of economic extraction. This has resulted in an increase in the inferred mineral resource by including deeper parts of the deposit model in addition to the significant mineralization drilled at depth.
  Finally, Minecon has applied higher oxide and transition material densities and a slightly higher density for the fresh rock material by incorporating a significant number of additional RD determinations using a more robust determination method.

In Minecon's opinion, the Imbo Project area is still very prospective and worthy of additional exploration. The three deposits delineated to date have not been sufficiently explored and require additional depth, strike extension and infill drilling to assess their full potential.

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

In terms of risks to the project going forward besides the inherent exploration risk, the lack of infrastructure, including transportation routes and power, will be a significant challenge should exploration and economic studies eventually lead to mine development. However, the successful development of Barrick Gold/AngloGold Ashanti's Kibali gold mine 220 kilometres northeast by air from Imbo, has demonstrated that a large gold mine can be successfully brought into production in the northeastern part of the DRC.

There are security problems in some parts of the province as well as adjacent provinces based on ethnic and tribal conflicts which are being managed by the DRC Government with the support of the United Nations. These conflicts are not present in the districts around the Imbo project and exploration since the beginning of this year has been ongoing without hindrance.

Loncor's relations with the local communities around the Imbo Project appear to be good and Loncor has previously undertaken a number of community projects in the general area of Ngayu including the building of a primary school at Yindi and a health clinic at Bole Bole as well as road and bridge building. Relations with artisanal miners appears to be good and Loncor has been able to continue its exploration activities at Imbo although this could change if artisanal mining is terminated due to mine development. It will be important for Loncor to continue to have good relationships at local, district, provincial and central government levels for the Imbo Project to advance smoothly.

Recommendation for Further Work

There is significant additional resource potential within the Imbo permit and as such, Minecon recommends that exploration be continued on the property to advance the project up the value curve. The main recommendations include but are not limited to the following:

  At the Adumbi deposit, the gold mineralization is still open at depth. Minecon proposes the initial drilling of 12 deep and infill core holes (7,000 metres) to add and upgrade the mineral resources within the US$1,500 pit as well as outline potential underground resources below the open pit shell.
  At the Kitenge and Manzako deposits, infill drilling could also be undertaken to further define and increase the confidence of the inferred mineral resources at these deposits.
  After this initial drilling program has been completed and dependent on results, additional drilling may be undertaken before a Preliminary Economic Assessment ("PEA") is initiated. This will include additional mineral resource determinations, further metallurgical testwork (including recovery and comminution tests), mining (open pit and potential underground) studies, metallurgical plant processing design, infrastructural, environmental and economic studies.
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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com
  The additional drilling may include close spaced drilling clusters or crosses in three or four parts of the Adumbi deposit to confirm short scale continuity of the mineralisation and to allow a conditional simulation to be completed if necessary.
  Fast track ongoing exploration including gridding, soil sampling, trenching and channel sampling at the Imbo East prospect in order to generate potential drill targets.
  Further studies should be undertaken to assist proper estimations of historical depletions and depletion by recent artisanal mining.
  Compilation of the geological and sampling database into a secure central repository database system and move away from storage of files in Microsoft Excel.
  To date, the focus of the sampling has been for resource estimation purposes based only on gold assays inside the mineralised zones. Other factors such as sulphur levels in the waste rocks will be important and should be modelled during the next phase of drilling.
  Frequent and timely communications between the Loncor team and the analytical laboratories to resolve QA/QC issues that arise during the exploration activities. Re-assay request for failed standards or blanks must be made in timely manner and all the paper trail supporting it should be properly captured using the database software.
  Even though, there is a completed and useful QA/QC verification process like the re-assaying of failed samples, Loncor must ensure that the data that has passed the QA/QC test replaces the old dataset in the database with the appropriate paper trial to back any changes made. It is not enough to only run correlation analysis with quality data and leave it there.
  Inclusion of duplicates in the QA/QC protocols and routine inter-laboratory (umpire laboratory checks), to ensure a more robust database is built.
  Request for the analytical laboratory to submit their internal QA/QC reports more frequently than on annual basis. Quarterly reports will do but if sampling submission rate increases then the norm should be monthly reports. This will help among other things to ensure that any bias or trends in the samples prep and analysis programs are dealt with in a timely manner.
  Improvement of the batch naming currently used to include a letter, which is unique to a specific project and used to identify each sample batch to enhance tracking and data segregation for QA/QC work. Mixing of different project samples in single batches submitted should be avoided to enhance QA/QC check.
  The Company should consider re-using the on-site sample preparation laboratory, which has been lying idle for some years, since it will help with enforcing stricter QA/QC policing on the analytical laboratory. Standards and ordinary samples will be in same matrix thus making it more difficult for an external laboratory to detect control samples. Issues of duplicates will be better handled with a sample preparation laboratory. Some concerns about shortage of samples for other important studies could as well be managed as both coarse and pulp rejects in addition to the half or quarter cores will be available for use.
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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

Minecon envisages that the recommended tasks will cost approximately US$8.54 million and would take twelve to fourteen months to complete. The recommended scope and budget are detailed in Table 1-6.

Table 1-6: Proposed Budget for follow-up Work on Imbo Project

Description	Amount (US$)
Adumbi Deep Drilling (Phase 1 & 2 - 8,000 m)	2,712,000
Imbo East Drilling (Phase 3 - 1,000 m)	339,000
Imbo East Ongoing Exploration	360,000
Sample Prep and Analysis	600,000
Central Database System and Management	75,000
Metallurgical and Petrographic Testwork	100,000
Modelling Mineral Resource/Reserve Estimation	162,000
Engineering, Geotechnical, ESIA - PEA Level	400,000
Salaries and wages	1,040,000
Management Fees	327,000
Camp Support (Security, travel, camp, comms, vehicle, etc.)	1,200,000
Capital	110,000
Sub-total	7,424,000
Contingency (15%)	1,114,000
Total	8,538,000

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

2 INTRODUCTION

Minecon Resources and Services Limited (Minecon) was commissioned by Loncor Resources Inc. (Loncor) to prepare an independent NI43-101 Technical Report on the Imbo Project, located in the northeastern part of the Democratic Republic of the Congo (DRC) as per the requirements of applicable Canadian securities laws. To achieve this, Minecon reviewed the available technical information from exploration conducted after the previous NI43-101 report undertaken by Roscoe Postle and Associates (RPA) in 2014 for reasonableness and compliance with NI 43-101. This process included an independent review of all the exploration work undertaken but not limited to the Quality Assurance and Quality Control (QA/QC) check following the recommendations made by RPA in their technical report and the implications of the work carried out on the project. Following the acquisition of the Imbo Project, Loncor requested Minecon to review all exploration undertaken during the period 2014-17 and update the geological model and Mineral Resource of the Adumbi deposit. The purpose of this report is to support the public disclosure of the updated Mineral Resources on the Imbo Project. This report is intended to comply with the requirements of National Instrument 43-101 ("NI 43-101"), including Form 43-101F1.

Loncor is a Canadian gold exploration company with a substantial footprint in the Democratic Republic of the Congo (DRC). Minecon understands that this report will be publicly filed by Loncor on SEDAR and EDGAR and may also be filed on Loncor's website.

2.1. Terms of Reference and Purpose

This technical report describes the Imbo Project in terms of its historical and recent exploration, and data review and compilation of information prepared by Minecon, to check for reasonableness, accuracy, and compliance, and summarizes the results of the most recent mineral resource update of the Adumbi deposit. Although Minecon reviewed the exploration work carried out on the Kitenge and Manzako deposits between 2014 and 2017, the resource modelling and estimation was restricted to the Adumbi deposit due to the significant implications of the work carried out on the mineral resources of Adumbi. No economic assessment or management function was performed by Minecon during the preparation of this report. The effective date of this report is April 17, 2020.

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Belt in the Democratic Republic of the Congo (the "DRC"). The Loncor team has over two decades of experience of operating in the DRC. Ngayu has numerous positive indicators based on the geology, artisanal activity, encouraging drill results and an existing gold resource base. The area is 220 kilometres southwest of the Kibali gold mine, which is operated by Barrick Gold (Congo) SARL ("Barrick"). In 2019, Kibali produced record gold production of 814,000 ounces at "all-in sustaining costs" of US$693/oz.  Barrick has highlighted the Ngayu Greenstone Belt as an area of exploration interest and is moving towards earning 65% of any discovery in 1,894 km2 of the Loncor ground that they are exploring.  As per the joint venture agreement signed in January 2016, Barrick manages and funds exploration on the said ground at the Ngayu project until the completion of a pre-feasibility study on any gold discovery meeting the investment criteria of Barrick. In a recent announcement Barrick highlighted six prospective drill targets and are moving towards confirmation drilling in 2020. Subject to the DRC's free carried interest requirements, Barrick would earn 65% of any discovery with Loncor holding the balance of 35%. Loncor will be required, from that point forward, to fund its pro-rata share in respect of the discovery to maintain its 35% interest or be diluted.

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

In addition to the Barrick JV, certain parcels of land within the Ngayu project surrounding and including Makapela, Yindi and Imbo (Adumbi deposits) have been retained by Loncor and do not form part of the joint venture with Barrick. Barrick has certain pre-emptive rights over the Makapela deposit. Loncor's Makapela deposit (which is 100%-owned by Loncor) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).

Resolute Mining Limited (ASX/LSE: "RSG") owns 26% of the outstanding shares of Loncor and holds a pre-emptive right to maintain its pro rata equity ownership interest in Loncor following the completion by Loncor of any proposed equity offering.

The Imbo Project in which the Adumbi and the two neighbouring deposits of Kitenge and Manzako are situated, is located within the Mambasa District of the Ituri Province in the northeastern region of the Democratic Republic of the Congo (DRC), 250 km west of Bunia the capital of Ituri Province and 225 km northwest of the City of Beni. The Adumbi Base Camp is located at latitude 1º 43' 58.76" N and longitude 27º 52' 4.01" E or 596,522 m E and 191,570 m N (WGS 84 UTM Zone 35N). Loncor holds a 76.29% interest in the Imbo Project with the balance held by minority shareholders including a 5% free carried interest owned by the DRC Government.

2.2. Sources of Information

Minecon has relied upon various reports and information provided by Loncor and other experts. The document references are summarised in section 27 and include internal documents compiled by Loncor and the previous owner of the Imbo Project, Kilo Goldmines. Minecon particularly relied on RPA's technical report of February 28, 2014 including its recommendations as well as technical information provided by Loncor on all the work carried out between 2014 to date by Loncor and previously by Kilo Goldmines. In addition, digital maps, and information available in the public domain, such as company websites and public library documents, have been utilised.

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

Loncor openly provided a hard drive containing all material information which, to the best of its knowledge and understanding, is complete, accurate and true, having made due enquiry. Minecon is not aware of any current or pending litigation or liabilities attached to the Imbo Project.

2.3. Scope of the Opinion

Minecon has undertaken an independent technical review of the Imbo Project, in order to identify all the factors of a technical nature that have influenced the geological modelling of the Imbo Project, and have considered the strategic merits of the Mineral Resource update on an open and transparent basis. This report has been compiled to incorporate all currently available and material information that will enable the reader to make a reasoned and balanced judgement regarding the Mineral Resource update of the Adumbi deposit.

The Qualified Persons (within the meaning of NI 43-101) involved in the preparation of this report are members in good standing with their respective professional institutions.

This work has been based upon technical information which has been supplied by Loncor and its contractors and Minecon carried out independent due diligence on the information, where possible.

Minecon confirms that, to the best of its knowledge and having taken all reasonable care to ensure that such is the case, the information contained in this report is in accordance with the facts, contains no omission likely to affect its import, and no material change has occurred from April 17, 2020 to the date hereof that would require any amendment to the report.

The Mineral Resource estimates on Kitenge and Manzako were prepared by RPA. Theses estimates have not been updated by Minecon.

2.4. Qualified persons Declaration and Statement of Independence

This report has been compiled by Minecon, an independent geological consulting company. Minecon's technical team have extensive experience in preparing technical, competent/qualified persons', technical and valuation reports for mining and exploration companies. The information in this report and the associated appendices is based on information compiled by the Qualified Persons for the purpose of this report, Mr. Daniel Bansah and Mr. Christian Bawah. The Qualified Persons certificates are set out in section 29. Mr. Bansah and Mr. Bawah have sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking to qualify as a Qualified Person, as defined in NI 43-101. The Qualified Persons involved in preparing this report are senior management employees of Minecon.

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

Neither Minecon nor its staff or subcontractors have, or have had, any interest in these projects capable of affecting their ability to give an unbiased opinion and, have not received, and will not receive, any pecuniary or other benefits in connection with this assignment, other than normal geological consulting fees. Neither Minecon nor any of its personnel involved in the preparation of this report have any material interest in Loncor or in any of the properties described herein.

Minecon was remunerated a fixed fee amount for the preparation of this report, with no part of the fee contingent on the conclusions reached or the content of this report. Except for these fees, Minecon has not received and will not receive any pecuniary or other benefit whether direct or indirect for or in connection with the preparation of this report.

2.5. Personal Inspection

A site visit was carried out by Daniel Bansah, Chairman and Managing Director of Minecon, from February 12 to 20, 2020. On the trip was Denis Sengi, Minecon's Senior Resource Geologist. Tasks undertaken during the visit include technical inspection of the site, inspection of drill core, and interviews of:

  Bel Mapendo (Senior Exploration Geologist)
  Patient Zamakulu (Senior Exploration Geologist) and
  Fabrice Matheys (General Manager and geologist with +25 years experience the DRC and the Africa region.

The Minecon Team also reviewed all the work carried out from 2014 to date including work carried out following RPA's 2014 recommendations, but not limited to the sampling and drill site protocols and security as well as QA/QC issues, and the ALS Minerals onsite sample preparation facility. The Minecon Team also planned and set out the proposed future 12 proposed infill and deep drill holes with the site technical personnel.

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

2.6. List of Abbreviations

AA Atomic Absorption

AARL Anglo American Research Laboratory

ACSA Albite-Carbonate-Silica Alteration

ALS ALS Laboratories

AMTEC  AMTEC Laboratories

AMTEL  AMTEL Laboratory, Canada

ANSUL  Fire Suppression Supply Company

ARD Acid Rock Drainage

ASM Artisanal and Small-Scale Mining

BIF Banded Ironstone Formation

BM Block Model

BMP Biodiversity Management Plan

BRT Bottle Roll Test

CA Confidentiality Agreement

CHK Central Hospital Kibali

CIL Carbon in Leach

CIM Canadian Institute of Mining, Metallurgy and Petroleum (CIM)

CIP Carbon in Pulp

CN Cyanide

COS Coarse Ore Stockpile

CP Competent Person

CPE Standing Committee of Evaluation

CRM Certified Reference Material

CSR Community Social Relations

CSS Closed Side Setting

CTSF Cyanide Tailings Storage Facility

CV Coefficient of Variation

DC Direct Current

DD/DDH  Diamond Drill hole

DMR South African Department of Mineral Resources

DPEM Direction de Protection de l'Environnement Minier

DRC Democratic Republic of the Congo

DTM Digital Terrain Model

DTP DTP Company, subsidiary of Bouygues

EAP Environmental Adjustment Plan

EDA Estimation Data Analysis

EIA Environmental Impact Assessment

EIS Environmental Impact Statement

EM Electro-Magnetic

EMP Environmental or Emergency Management Plan

EMS Environmental Management System

EOM End of Month

EOY End of Year

EPS Datamine Enhanced Production Scheduler Software

ESIA Environmental and Social Impact Assessment

FGO Full Grade Ore

FOS  Fine Ore Stockpile

FR  Fresh Rock

FS  Feasibility Study

FTSF  Flotation Tailings Storage Facility

FW  Foot Wall

GA  General Arrangement

GC  Grade Control

GHG  Greenhouse Gas Emissions

GM  General Manager

GPS  Global Positioning System

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

GT  Grade Tonnage

HAS  High-Arsenic

HDPE  High Density Polyethylene

HEP  Hydroelectric Power

HQ  Barrel Size (63.3 mm)

HR  High Recovery

HW  Hanging Wall

HY  High Yield

ICMC  International Cyanide Management

ID  Inverse Distance

IFC  International Finace Corporation

ILR  Intensive Leach Reactor

IUCN  International Union for Conservation of Nature

JORC  Joint Ore Reserves Committee

(of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and the Minerals Council of Australia).

JV  Joint Venture

KCD  Karagba Chauffeur Durba Orebody

KE  Kriging Efficiency

KMS  Kibali Mining Services

KZ  KZ Structure

LAS  Low-Arsenic

LIMS Laboratory Information Management System

LOM  Life of Mine

LR  Low Recovery

MAS  Medium-Arsenic

MASL  Metres Above (Mean) Sea Level

MBA  Master of Business Administration

MCF  Mine Call Factor

MCP  Meta-Conglomerate Package

MG  Medium-Grade

MIMMM Member of the Institute of Materials, Minerals and Mining

MO  Marginal Ore

MOTO  Moto Goldmines Limited

MPS(P) Mineral Processing Seperating (Pumping)

MRMM  Mining Rock Mass Model

MSI 3D  Mine Surveying International Limited

MSO  Minable Stope Optimiser (Datamine based software for underground stope design)

MSS  Meta-Sediments

NAG Net Acid Generating

NQ  Core Size (47.6 mm)

OC  Open Cast

ODBC  Open Database Connectivity

OEM  Original Equipment Supplier

OFS  Optimised Feasibility Study

OK  Ordinary Kriging

OKIMO DRC Govermental Entity

OMC Orway Mineral Consultants

OP Open Pit

OPEX Operating Costs

OREAS ORE Research & Exploration Pty Ltd CRM Manufacture

OX Oxide

PQ Core Size (85.0 mm)

PSA Pressure Swing Adsorption

QA/QC Quality Assurance/Quality Control

QG QG Australia Ltd

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

QKNA/KNA Quantitative Kriging Neighbourhood Analysis

QP Qualified Person

QQ Quantile-Quantile

RAB Rotary Air Blasted

RAP Resettlement Action Plan

RC Reverse Circulation

RED Reducing

RES  Resource Domain

RL  Elevation (m)

RMR/MRMR  Rock Mass Rating (Mean)

ROM  Run of Mine

ROMPAD  Run of Mine Pad

RWD  Raw Water Dam

RWG  Resettlement Working Group

SAMREC  South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves

SAP  Saprolite or German Company

SCADA Supervisory Control and Data Acquisition

SCH  Schist

SG  Specific Gravity

SGS SGS  Laboratories

SLTO  Social License to Operate

SMU  Selective Mining Unit

SOKIMO Société Miniere de Kilo-Moto SA UNISARL

SOP Standard Operating Procedure

SOX  Sarbanes Oxley

SP  Stockpiles

SQL  Structured Query Language Database

SR  Slope of Regresion

SRK  Steffen Roberts and Kirsten, Engineering Company

STD/StdDev  Standard Deviation

SWATH  One-dimensional analysis graph in a specific direction of interest

TDS  Total Dissolved Solids

TR  Transitional

TRANS Transition

TSF  Tailings Storage Facility

UC  Uniform Conditioning

UFG  Ultra-fine grind

UG  Underground

UPS  Uninterruptible Power Supply

UTM  Universal Transverse Mercator

WAD  Weak Acid Dissociated

XC  Crosscut

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

2.7. Units

a Annum

A Ampere

Bbl Barrels

°C Degrees Celsius

cal Calorie

cfm Cubic feet per munite

cm Centimetre

cm2 Square centimetre

$C Canadian Dollar

d day

dia diameter

dmt dry metric tonne

dwt dead-weight ton

ekW Generator Output Rating in kW

°f degree Fahrenheit

g Grammes

G Giga (billion)

Ga Billion years

g/cm3 Grammes per Cubic Centimetre

g/L Grammes per litre

g/t Grammes per Metric Tonne

ha Hectare

hr Hour

Hz Hertz

J Joules

K Kilo (Thousand)

Kbar Kilobar of pressure

kg Kilogram

km Kilometre

km2 Square kilometre

koz Thousand ounces

kPa Kilopascal

kt Thousand metric tonnes

ktpa Thousand metric tonnes per annum

ktpm Thousand tonnes per month

kW Kilo Watts

kWh Kilowatt hour

L Litre

lb Pound

l/s Litres per second

m Metre

m² Square meter

m3 Cubic meter

MASL Metres above sea level

mm Millimetre

m/s  Metres per second

Mm3 Million Cubic Metres

Ml Million litres

Moz Million fine troy ounces

Mt Million metric tonnes

Mtpa Million tonnes per annum

MVA Mega Volt Amperes

MW Mega Watts

MWh Mega Watts hour

μ Micron

μg Microgram

μm Micrometre

Oz Fine troy ounce (=31.10348 grams)

ppb  parts per billion

ppm Parts per million

RL Relative Elevation

s  Seconds

t Metric tonne

tm-3 Density measured as metric tonnes per cubic metre

tpa metric tonne per annum

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

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tpd metric tonne per day

V Volt

W Watt

wmt  Wet metric tonne

wt%  Weight percentage

yr Year

° Degrees

' Minutes

% Percentage

%w/v Percentage Weight by Volume

μm Microns

# Mesh

$ United States Dollar (USD or US$)

$ '000 Thousand United States Dollars

$ M Million United States Dollars

$'000 Thousand United States Dollars

$/oz United States Dollar per ounce

$/t United States Dollars per Metric Tonne

Units of measurement used in this report conform to the metric system. All currency in this report is US dollars (US$) unless otherwise noted.

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

3 RELIANCE ON OTHER EXPERTS

Minecon has prepared this NI43-101 Report and, in so doing, has utilised information provided by Loncor and its contractors as to its operational methods, conclusions, opinions, and estimates and forecasts. Where possible, this information has been reviewed from independent sources with due enquiry in terms of all material issues that are a prerequisite to comply with the National Instrument.

The authors of this report are not qualified to provide extensive commentary on legal matters associated with Loncor's right to the Imbo Project. Minecon has therefore relied on the legal opinion of MBM - Conseil of Kinshasa Gombe, DRC, dated June 8, 2020,  which has provided certain information  in preparing this report which, to the best of Loncor's knowledge and understanding, is complete, accurate and true and Loncor acknowledges that Minecon has relied on such information, in preparing this report. No warranty or guarantee, be it express or implied, is made by the authors with respect to the completeness or accuracy of the said legal matters.

Except as provided under applicable Canadian and US securities laws, any use of this report by any third party is at that party's sole risk.

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

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4 PROPERTY DESCRIPTION AND LOCATION

4.1. Location

The 122 square kilometre Imbo Property is located within the Mambasa Territory in the Ituri Province in the northeastern region of the Democratic Republic of the Congo (DRC), 325 kilometres northeast of the main cities of Kisangani and 225 kilometres northwest of Beni (Figure 4-1). The Imbo Project is found within Imbo Exploitation permit PE 9691 and valid until February 2039.

Bunia is the provincial capital of Ituri Province and is situated approximately 260 kilometres east by air from the Imbo Project. The village of Nia-Nia is approximately half-way by road between Beni and Kisangani and situated approximately 45 km south of the Adumbi Base Camp. The Adumbi Base Camp survey monument is located at latitude 1º 43' 58.76" N and longitude 27º 52' 4.01" E or 596,522 m E and 191,570 m N in WGS 84 UTM Zone 35N (Figure 4-2 and 4-3).

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

N
MEDITERRANEAN SEA
RED SEA
TROPIC OF CANCER
MOROCCO
ALGERIA
TUNISIA
LIBYA
EGYPT
MAURITANIA
MALI
NIGER
CHAD
SUDAN
ERITREA
DJIBOUTI
SENEGAL
GAMBIA
GUINEA BISSAU
GUINEA
SIERRA LEONE
LIBERIA
IVORY COAST
BURKINA FASO
GHANA
TOGO
BENIN
NIGERIA
CENTRAL AFRICAN REPUBLIC
ETHIOPIA
SOMALIA
CAMEROON
Imbo Project
Wamba
UGANDA
KENYA
EQUATOR
EQUATORIAL GUINEA
GABON
CONGO
Goma
Bukavu
Kalima
Twangiza
Kamituga
RWANDA
BURUNDI
ATLANTIC OCEAN
Kinshasha
Matadi
TANZANIA
DEMOCRATIC REPUBLIC OF CONGO
LUGUSHWA
ANGOLA
MALAWI
INDIAN OCEAN
Fig 2
ZAMBIA
ZIMBABWE
MOZAMBIQUE
TROPIC OF CAPRICORN
BOTSWANA
NAMIBIA
SWAZILAND
SOUTH AFRICA
LESOTHO

0 500 1000 1500

Kilometres

Loncor Resources Inc.

LOCALITY MAP OF THE IMBO PERMIT IN AFRICA

IMBO PROJECT | **JUNE 2020**

Figure 4-1

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

CENTRAL AFRICAN REPUBLIC
SUDAN
CAMEROON
CONGO
GABON
UGANDA
TANZANIA
ANGOLA
ZAMBIA
ATLANTIC OCEAN
Bangui
Bondo
Gemena
Lisala
Bumba
Congo River
Mungbere
Wamba
Tele
Nia Nia
Bunia
Bafwasende
Kisangani
Beni
Kasese
Lubero
Mbandaka
Lake Tumba
Francevill
Goma
Kigali
Lake Kivu
Lake Mai-Ndombe
Bukavu
Shabunda
Bandundu
Kasai River
Kindu
Lodja
Kalole
Bujumbura
Brazaville
Kinshasa
Ibero
Lubefu
Kikwit
Lubao
Ujiji
Matadi
Kananga
Kabinda
Kabalo
Kalemie
Quimbele
Tshikapa
Lake Tanganyika
Lucapa
Kamina
Lake Mweru
Kolwezi
Likasi
Lubumbashi
Lake Bangweulu
0 250 500
Kilometres

Loncor Resources Inc.

LOCATION OF IMBO PERMIT WITHIN THE DRC

IMBO PROJECT | JUNE 2020

Figure 4 - 2

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

300000 mN
500000 mE
650000 mE
150000 mN
N
Makapela
Imbo
Yindi
Pawa
Badudu
Sondo
Wamba
Malabwana
Batsumoni
Bavombo
Baita
Bafwasengi
Bomili
Azapamba
Nia-Nia
Adusa
Epini
Balika
Bafwatongono
Bafwasende
Bigbulu
0 12.5 25 50
kilometres

LEGEND

- Towns
- Rivers
- Roads
- Reserve de faune Okapi
- Loncor – 100%
- Loncor / Barrick JV Boundary
- Loncor 76.29% - Imbo (Adumbi)

Loncor Resources Inc.

LOCALITY MAP OF THE IMBO EXPLOITATION PERMIT

IMBO PROJECT	JUNE 2020

Figure 4 - 3

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4.2. Property Ownership

Loncor Resources Inc. ("Loncor" or the "Company") is a publicly listed Canadian company which owns 76.29% of the Imbo exploitation permit through its subsidiary Adumbi Mining SARL ("Adumbi Holdco"). The minority shareholders hold 23.71% (including 5% free carried interest owned by the Government of the D.R. Congo).

4.3. Land Tenure

In accordance with the Mining Regulations of the DRC, the surface area of an exploitation permit is measured in a unit defined as a "carré" (in English, a square) which is defined as an area that measures 30 seconds on each side. The sides must be oriented north-south and east-west. A square has an area of 84.955 ha, or 0.84955 km2. Quadrangle is used as the unofficial English translation of the word carré.

4.4. Imbo Exploitation Permit

Minecon has relied on a letter on land tenure, licences, and permits dated June 8, 2020 from MBM Conseil, one of the leading firms practising mining law in the DRC.

The Imbo Exploitation Licence (PE 9691) lies between X 594500 and 596000 and Y 191500 and 193100 (WGS 84 Zone 35N UTM co-ordinates). Table 4-1 lists the carré corners for the Imbo Exploitation Permit in longitude and latitude.

Table 4-1: Coordinates of the Imbo Exploitation Permit (PE9691)

Corner	Longitude	Latitude

1	27º 50' 00"	01º 41' 00"
2	27º 50' 00"	01º 47' 00"
3	27º 53' 00"	01º 47' 00"
4	27º 53' 00"	01º 44' 30"
5	27º 56' 00"	01º 44' 30"
6	27º 56' 00"	01º 44' 00"
7	27º 59' 00"	01º 44' 00"
8	27º 59' 00"	01º 41' 00"

The Imbo Licence covers a total area of 122 km2 (12,234 hectares) and consists of 144 carres.

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

The deposits and prospects on the Imbo Exploitation Permit, from northwest to southeast as noted in Figure 4-2, include:

  Adumbi Deposit, including Canal
  Bagbaie (previously known as Adumbi North) Prospect
  Adumbi West Prospect
  Amuango Prospect
  Monde Arabe Prospect
  Vatican Prospect
  Kitenge Deposit, including Senegal
  Manzako Deposit, including Lion
  Imbo East (previously termed Maiepunji) Prospect.

Adumbi is currently the most explored deposit within the Imbo Permit. The Kitenge deposit is located approximately four kilometres southeast from Adumbi. The Senegal prospect has been incorporated into the Kitenge deposit as it is the probable fault- offset northwest continuation along strike of Kitenge.

Manzako is located 1.5 km northeast of Kitenge. The previously named Lion prospect is now considered to be the southeastern portion of Manzako which incorporates a series of sub- parallel shear structures.

The Monde Arabe and Vatican prospects are located east of Adumbi. Amuango is situated west of Adumbi and the Imbo East prospect is located approximately five kilometres southeast of Manzako.

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

4.5.  Permits

Adumbi Holdco does not have a work permit précis; however, they have provided Minecon a copy of a DRC "attestion de travil" which is a document confirming that the Imbo Exploitation Permit is in order.

4.6.  Environmental Liabilities and Permitting

DRC law imposes on an Exploitation Permit holder, environmental obligations which must be performed during the exploitation of the mine. Pursuant to its decision dated April 2, 2013, the Directorate of Environment has approved the Environmental Impact Study (EIS) and Environmental Management Plan of the Project (EMPP). Furthermore, the Mitigation and Rehabilitation Plan (MRP) was approved on April 2, 2013.

4.7.  Surface Usage/Land Lease

Article 64 of the DRC 2002 Mining Code provides that the Exploitation Permit entitles its holder to the exclusive right to carry out, within the perimeter over which it has been granted, and during its term of validity, exploration, development, construction and exploitation works in connection with the mineral substances for which the permit has been granted, and associated substances if the holder has applied for an extension. According to Article 280 of the Mining Code, the holder or lessee must compensate for the damages caused by the works it carries out in connection with its mining activities, even if they are authorized.

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

In order to maintain the validity of the permit, the holder must pay the annual surface fees per quadrangle for each subsequent year before the end of the first quarter of the calendar year. The surface annual fees for the Imbo permit have been paid for the year 2019. The next annual payment date is in March 2021.

4.8.  Royalties

Under an agreement signed in April  2010, with the minority partners of Adumbi Holdco, a subsidiary of Loncor (which holds Loncor's interest in Adumbi Holdco) agreed to finance all activities of Adumbi Holdco, until the filing of a bankable feasibility study, by way of loans which bear interest at a rate of 5% per annum. Within thirty days of the receipt of a bankable feasibility study, the minority partners may collectively elect to exchange their equity participation for either a 2% net smelter royalty or a 1% net smelter royalty plus an amount equal to €2 per ounce of Proven Mineral Reserves.

The DRC 2018 Mining Code imposes a royalty tax on the sale of minerals payable to the State, at a rate of 3.5% for precious metals.

4.9.  Minecon Conclusions

Minecon is not aware of any environmental liabilities on the property. Loncor has all required licences and permits to conduct the proposed work on the property. Minecon is not aware of any other significant factors, other than potential political and related safety risks described in Section 24 that may affect access, title, or the right or ability to perform the proposed work program on the property.

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1. Accessibility

The Imbo Project is located within the Mambasa Territory in the Ituri Province of the DRC.  Bunia is the provincial capital of Ituri Province and is situated approximately 270 kilometres east by air from the Imbo Project.  Located approximately 230 kilometres by air southeast of the property, Beni is the nearest major population centre to the Imbo Project and has a population of approximately 230,000. The Company maintains an administrative office in Beni. The town is a United Nations MONUC base and has a lateritic airstrip with scheduled internal flights to other towns such as Goma, Bunia, Isiro, Kisangani and Kinshasa. The Isiro airstrip is approximately 200 kilometres by lateritic road to the Imbo Project. From Beni, the Imbo Project is accessible via 322 kilometres of lateritic road to Nia-Nia, then, to Village 47 (47 km north of Nia-Nia) and then, 7 kilometres via lateritic roads to the Adumbi Base Camp. On the property, access is via trails using Mine Mule utility and four-wheel drive vehicles in addition to motorcycles. Away from areas of habitation and artisanal activity, access is on foot through the dense forest growth.

The nearest international airport is located at Entebbe in western Uganda and linked by 440 kilometres of paved road to the Kasindi Uganda-DRC border followed by 80 kilometres of unpaved lateritic roads to Beni. Entebbe has international scheduled flights to South Africa, Europe and Asia and is also linked to other African countries as well as the in-country towns of Kinshasa and Lubumbashi via Nairobi (Kenya). Ethiopian airlines have direct flight between Addis-Ababa and Goma. In addition, Entebbe is linked to the DRC border points of Arua, Mahagi and Kasindi by paved highway from the deep seaport of Mombasa (Kenya). Due to security issues and the poorly maintained roads in the DRC, the preferred road from Kampala to access the property is via Arua/Aru - Doko (Kibali Mine) - Faradje - Dungu and Isiro. Rail links between Mombasa and Kasese (Uganda) are being upgraded to standard gauge.

At Nia-Nia, 52 kilometres southwest of the Imbo Project, there is a 1,200 m long grass-covered, laterite base airstrip which can accommodate propeller driven, charter aircraft including medium sized cargo planes.

The large operating gold mine of Kibali is located approximately 220 kilometres by air northeast of the Imbo Project (Figure 5-1).

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

5.2. Climate

The climate is typically tropical and is characterised by a long, wet season and short dry season of up to 3 months from mid-December to mid-March. The average annual rainfall is approximately 2,000 mm to 2,500 mm with the highest rainfall generally occurring in October. Even in the driest months, rainfall totals more than 50mm. Temperatures are also uniformly high throughout the year, and there is little diurnal variability, varying between 19°C and 23°C, with daily lows and highs of 16°C and 33°C respectively. Humidity is high throughout the year (75%-99%)

The climate facilitates exploration and mining activities all year round although exploration is more challenging during the wettest months as roads can deteriorate and sometimes poorly maintained while pits are rapidly filled by water and field mapping is more difficult.Torrential downpours of rain are experienced; however, they are not generally long lasting. The prevailing wind direction is from the southeast, with the maximum wind velocity and average daily wind velocities being relatively low, approximately 12 m/s and 0.5 m/s respectively. Notwithstanding, the area can be hit with severe storms. Climatic conditions have generally not affected exploration activities.

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

5.3. Local Resources

The land around the Imbo Project is mainly equatorial rain forest, with very tall trees and grass. A few small villages exist around the project area. Some wild animals exist in and around the project area, but most have been hunted out by the local population. Natural water sources are abundant. Groundwater potential has not been investigated. The closest hydro-electric power station is situated near Kisangani together with hydro-electric stations supplying power to Barrick/AngloGold Ashanti's Kibali mine. The towns of Isiro and Beni are potential sources of skilled manpower but there is sufficient local unskilled manpower in the surroundings of Adumbi.

Regional migration from the colonial period has resulted in an amalgam of people from different ethnic Bantu groups along with indigenous populations of pygmies residing in areas immediately adjacent to and along key transit routes to the Imbo Project.

Within the immediate area of the property, there are several small villages that generally consist of less than 300 residents. The estimated total population within 10 km of the surrounding area is approximately 8,500 who rely on subsistence farming, organized artisanal mining, and harvesting of wood. These villages are accessed by motorcycle, bicycle and on foot via unmaintained roads and trails. The nearest community to the Adumbi Base Camp is Adumbi Village. In general, the Project enjoys the support of local communities.

Exploration supplies are generally sourced within the country or further afield in Uganda, Kenya, Tanzania or South Africa. Wherever possible, food and consumables are locally sourced. Manpower at the Adumbi Base Camp is sourced from the local area. Technical manpower consists of senior staff expatriates in addition to Congolese staff. Security is maintained by a private security agency as well as contracted posted DRC Police officers.

There is a significant local labour pool available for training and recruitment for any envisioned mining operation. The local area would not be capable of supplying sufficient materials other than timber to support any potential mine-site infrastructure. Although some main roads dissect the area, upgraded and additional access roads including bridges will be required for any potential large-scale mining operations.

There is no electrical distribution system within the local area and diesel generators and solar power are relied upon. There are potential locations for hydroelectric development located within the Imbo Project area, but these sites have not been investigated.

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

5.4. Infrastructure

At the time of Minecon's site visit in February 2020 infrastructure at the Adumbi Base Camp included the following:

  A fenced and gated compound patrolled by security that covers an area of approximately 8.5 ha.
  A helicopter landing pad and privately operated weather station
  A brick constructed administrative office building.
  A wood constructed first aid post.
  A brick constructed kitchen and mess hall.
  A brick constructed washroom and shower facility.
  Private brick-constructed accommodations for 5 persons.
  Private tented bedroom accommodations on concrete pads.
  An outdoor recreational area with barbeque and satellite television.
  Security office and camp support staff accommodation.
  Gated and fenced core processing area consisting of:
    Brick constructed exploration office
    Outdoor roofed open core logging areas
    Outdoor roofed open core sawing area
    Container storage for pulps and duplicates
    Core storage racks.
  Gated and fenced sample preparation facility
  Brick constructed office and storerooms for drillers.

The power supply at the site is provided by diesel generators with solar power also used for lighting. Water is taken from a natural spring located just outside the camp boundary. For any future development activities, it will be necessary to build all-weather access roads and bridges as well as infrastructure for sufficient power and water supplies. Imbo project surface rights allow sufficient areas for potential processing plant sites, tailings storage areas and waste disposal areas.

5.5. Physiography

The Imbo Project is located in the Ituri tropical rainforest within the upper reaches of Congo River basin. The project area topographically consists of an undulating terrain that varies from approximately 600 metres above sea level to approximately 800 metres above sea level. Most of the landscape is covered with dense evergreen forests with a closed canopy; however, the hills tend to have relatively steep slopes and the valley floors within the areas of the linear hills are relatively narrow. In most places, the overburden (in general less than one metre to approximately 50 m in thickness) is oxidized sandy clay or sandy clay loam, ranging in colour from reddish brown through ochre to yellowish brown. The soils are acidic and the layer of humus is thin.

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

The property is drained by numerous creeks and streams. Almost all the landscape belongs to the Congo Basin and is covered with a dense network of permanent watercourses which flow into the Upper Ituri and its main tributaries: the Epulu, Nepoko, Nduye, Lenda, Ebiena, and Ngayu rivers.

The Adumbi deposit is well situated for potential mining development as it is located on a topographical high amenable to low strip ratios for initial mining access. The Kitenge and Manzako deposits are located in areas of less relief.

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

6 HISTORY

Kilo Goldmines contracted the Royal Museum for Central Africa (RMCA) in December 2006 to carry out a compilation of the RMCA archives on gold in the region of the Adumbi Project in the DRC. The exploration and historical gold production on the Imbo Project area outlined below is therefore based on the 2007 RMCA compiled report (RMCA, 2007) and summarised below. Most of the data available to RMCA was prior to the 1960 independence of the DRC.

6.1. Prior Ownership

The mining rights for the mineral concessions in the Imbo Project area were held by Société Internationale Forestière et Minière du Congo (FORMINIERE or FRM) from the 1920s to late 1950s. The colonial state was co-owner of 50% stake in FRM, with the remainder held by American interests. Société Minière de la Tele (SMT), a subsidiary of FRM oversaw development and exploitation. Following political independence in 1960, ownership changed hands multiple times. A Zairian company, Zafrimines, held the property licences from April 17, 1987. In 1997, Rhodes Mining NL of Australia entered a joint venture agreement with Busico of Uganda (20%) and the DRC (20%) and held the property licences from May 17, 1997 until August 2, 1998 when Kilo Goldmines acquired the property.

6.2. Exploration History

Belgian prospectors were the first to discover gold on the Imbo Project in the early 1900s with gold production focusing on alluvial deposits until the late 1930s.  Primary gold mineralization was later discovered in the bedrock of the alluvial zones and was exploited in shallow pits and trenches.  This was later followed by mining from deep trenches and underground galleries. From the mid-1970s to mid-1980s, the French Geological Survey (BRGM) undertook geological investigation of the Imbo Project area. Artisanal miners in organized groups in recent years have been exploiting alluvial and eluvial deposits, as well as oxidized mineralization from deep trenches (up to 10 m), and the underground sill drifts and pillars at Adumbi.

Highlights of the reported historical exploration include:

  1925: FRM completed the evaluation of interesting sites and SMT was granted the rights for exploitation.  It is reported that during the Belgian exploitation, no geological maps were produced, and the operators mainly looked for mineralization in quartz veins. Shallow exploration shafts or pits were systematically sited along the veins to facilitate delineation of the mineralization.
  1948: Manzako surface trenches and underground exploration discovered mineralized veins.  It is reported that underground exploration drifts were driven at levels -11 m, -16 m, and -30 m and -40 m below surface.  Exploration on the -16 m level encountered generally low average grades with local high grades of 202.0 g/t Au (30 cm quartz) and 47.9 g/t Au (20 cm quartz and schists).
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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com
  1940 to 1950: SMT conducted extensive surface and underground exploration in the Adumbi Hill area. BHP (1989) reports that trenching was undertaken on the surface and that adits, tunnels, and crosscuts were developed on three levels underground (the 721, 771, and 821 levels).  Channel sampling was undertaken at one metre intervals.
  1973 to 1975: BRGM's Northern Zaire Project studied the geology of the area in detail.  In 1975, BRGM conducted stream sediment and alluvial prospecting and produced a summary report. Arsenic anomalies were found to surround the historical mined areas, especially around Kitenge. BRGM noted that the quartz veins were irregular, erratically distributed, and returned low grades mineralization.
  1980 to 1981: BRGM mapped and sampled the Adumbi and Bagbaie deposits on surface and in the historical underground openings. BRGM also drilled three holes at Adumbi and confirmed that (i) mineralization extended at depth below water table, (ii) other mineralized zones, parallel to the main one also existed, and (iii) gold at depth was associated with sulphides.
  1984:  BRGM completed an assessment of the mineral potential at Adumbi.
  1988: Bugeco International (Bugeco) produced a report on the property entitled" Gold Potential in the Ngayu Mining District Haut Zaire: the Adumbi and Yindi Old Mines".
  1989: BHP Utah Minerals International carried out a property review of Kitenge and Adumbi.
  1990:  Genmin of South Africa carried out a property review of Kitenge and Adumbi.

6.3. Development and Production History

The first gold discoveries by Belgian prospectors on the Imbo Project occurred in the early 1900s and early gold production was focused on alluvial deposits until the late 1930s. Gold was discovered in the bedrock of the alluvial zones and these eluvial deposits were exploited in shallow pits and trenches. Primary gold deposits were later mined in deep trenches and underground galleries.

From the 1920s to the late 1950s, mining rights for the mineral concessions in the Imbo Project area were held by the Société Internationale Forestière et Minière du Congo (FORMINIERE or FRM). The colonial state was co-owner with a 50% stake in FRM, with the remainder held by American interests. Following political independence in 1960, ownership changed hands multiple times. The French Geological Survey (BRGM) investigated the Imbo Project area from approximately the mid-1970s to the mid-1980s. Kilo Goldmines Inc. ("Kilo"), via its agreement with Somituri SPRL, was granted the exploration licences for the project area in February 2009 and in September 2019, Loncor acquired Kilo.

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

Commercial alluvial gold production on the Imbo Project was undertaken from 1927 to 1951 on the Amuango River. The Amuango River covers the drainage basin from the west side of Adumbi to the area of Bagbaie, located north of Adumbi. Eluvial gold was also exploited over Adumbi Hill and Kilo believes that this was also considered part of Amuango. The alluvial M'Boro - Adumbi and Amuango exploitations were made in the hydrographical system on the slopes of a ridge of which Adumbi Hill is the summit. A total of 83,000 ounces (2.581 tonnes) of gold were exploited during the period (Table 6-1).

Table 6-1: Summary of Imbo Project historical alluvial gold production 1927 to 1951

	Deposit	Contained Gold (tonnes)	Contained Gold (ounces)
	M'Boro-Adumbi	1.334	42,800
	Amuango	0.846	27,200
	Amuango	0.059	2,000
	Maiepunji	0.342	11,000
	Total	2.581	83,000
Notes:
	1. Sourced from Royal Museum for Central Africa (RMCA,2007).
	2. This estimate is considered to be historical in nature and should not be relied upon; however, it does give an indication of mineralization on the property.
	3. Numbers may not add due to rounding.

From 1938 to 1955, surface and underground mining was also carried out on the Kitenge - Maiepunji and Adumbi Mines. When underground mining began in 1943, a processed facility was built, "Usine de Kitenge" and commissioned in 1944. By the early 1950s production declined rapidly at Kitenge - Maiepunji due to the lack of defined mineral reserves and by 1955 production declined at Adumbi Mine due to metallurgical challenges, the depth of the mine coupled with lack of energy for milling operations, a function of exorbitant processing costs, and poor recovery in the amalgamation mills. It is reported that a total of 86,400 ounces (2.688 tonnes) of gold was exploited the Kitenge-Maiepunji mines between 1938 to 1955 (Table 6-2). As well, 177,500 ounces (5.520 tonnes) of gold was exploited from the surface and underground working of the Adumbi mine between 1952 and 1959 (Table 6-3). It is  report that the Adumbi-Bagbaie closed in 1959, prior to the political independence. Recent exploitation has all been carried out by artisanal mining operations which have mined and recovered gold from most of the easily accessible and processable gold.

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

Table 6-2: Summary of Kitenge-Maiepunji mines historical gold production 1938 to 1955

	Type	Mined (tonnes)	Gold Grade (g/t)	Contained Gold (tonnes)	Contained Gold (ounces)
	Surface and Underground	297	9.05	2.688	86,400
	Total	297	9.05	2.688	86,400
Notes:
	1. Sourced from Royal Museum for Central Africa (RMCA,2007).
	2. This estimate is considered to be historical in nature and should not be relied upon; however it does give an indication of mineralization on the property.
	3. Numbers may not add due to rounding.

Table 6-3: Summary of Adumbi Mine historical gold production 1952 to 1959

	Ore Type	Mined (tonnes)	Gold Grade (g/t)	Contained Gold (tonnes)	Contained Gold (ounces)
	Underground Quartz Veins	445	11.37	5.058	162,600
	Surface Eluvial and Quarry	161	2.87	0.462	14,900
	Total	606	9.11	5.520	177,500
Notes:
	1. Sourced from Royal Museum for Central Africa (RMCA,2007).
	2. This estimate is considered to be historical in nature and should not be relied upon; however, it does give an indication of mineralization on the property.
	3. Numbers may not add due to rounding.

It is noted in historical documentation that there was a significant drop in production from 1955 as a result of processing only veins coupled with metallurgical challenges (non-amalgamable gold in less altered rocks). BRGM also reported that the refractory gold content in tailings increased with the mining depth, which corresponds with the reported increasing tailings grade (from 2.3 g/t Au in 1954 to 5.7 g/t Au in 1957). BRGM reported that Adumbi-Bagbaie closed in 1959, just prior to political independence, due to lack of energy for milling operations, exorbitant processing costs, and poor recovery in the amalgamation mills.

The old Belgian workings at Manzako were extended to 2.2 km following field activities. Thus, the northern continuation of the workings was extended by 600 m to the northwest of drill hole SMDD0002.  The old workings indicate the presence of multiple parallel mineralized zones which were exploited by the Belgians, and more recently by artisanal miners.  In the southeast of the deposit, the mineralized zones are between 80 m and 150 m apart; however, in the northwest (based on the evidence of the old workings) they appear to be only 20 m apart.

The Kitenge old workings focused on shear zone hosted auriferous quartz vein(s) approximately one to two metres wide.

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

6.4. Historical Resource Estimates

In a 1984 study, BRGM estimated the Adumbi deposit potential to be 1.9 million tonnes at 19 g/t Au, equivalent to some 20 tonnes or 643,000 ounces of gold. This estimate was based on an extension of the main five metre wide vein in strike length of 900 m (700 m exploited on Adumbi Hill and 200 m to the north towards Bagbaie), in addition to a vertical extension of approximately 200 m below the water table. Minecon notes that this estimate pre-dates NI 43-101, cannot be relied upon and is quoted for historical purposes only.

In 1988, Bugeco concluded that remaining mineral resources in the Adumbi "main zone", after mine closure in 1959, were approximately 929,880 ounces of gold.  Bugeco further concluded that an additional five tonnes of gold (some 160,750 ounces) could be hosted outside the main zone within the remaining alluvium and other adjacent mineralized horizons at Adumbi.  The total Bugeco mineral resource was estimated at 1,090,630 ounces of gold as presented in Table 6-4.  Minecon notes that this estimate pre-dates NI 43-101, cannot be relied upon and is quoted for historical purposes only.

Table 6-4: Adumbi historical mineral resources - 1998

	Zone	Type	Tonnes	Grade (Au g/t)	Contained Gold (oz)
	Main	Oxide	1,000,000	9.8	315,050
		Sulphide	2,225,000	8.5	614,830
	Main Sub-Total				929,880
	outside				160,750
	Total				1,090,630
Notes:
	1. Sourced from Royal Museum for Central Africa (RMCA,2007) and Bugeco Report 1988Mission (Bugeco, 1988).
	2. Minecon notes that this estimate pre-dates NI 43-101, cannot be relied upon, and is quoted for historical purposes only.
	3. A qualified person has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves.
	4. The Company is not treating the historical estimate as current mineral resources or mineral reserves.
	5. Numbers may not add due to rounding.

It is assumed that recent artisanal mining operations have recovered most of the easily processable gold.

In April 2012, The Minerals Corporation was commissioned by Kilo to undertake a resource estimate on the Adumbi deposit. In 2013 The Minerals Corporation carried out geological modelling and updated resource estimates of the Adumbi deposit and completed an independent NI 43-101 technical report on the Imbo Permit in February 2013. At a cut off grade of 0.5 g/t Au, The Minerals Corporation outlined an inferred resource of 1.87 million ounces (35.66 million tonnes grading 1.63 g/t Au).

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

Table 6-5: Adumbi historical mineral resources (February 2013)

Material Type	Tonnes	Grade (g/t Au)	Contained Au (million oz)
Oxide	12,310,549	1.61	0.64
Transition	4,763,163	1.66	0.25
Sulphide	18,581,569	1.63	0.98
Total	35,655,280	1.63	1.87

In February 2014, Independent consultants Roscoe Postle Associates Inc ("RPA") completed an independent NI 43-101 technical report on the Imbo Project and estimated 1.675 million ounces (20.78 million tonnes grading 2.5 g/t Au) of Inferred Mineral Resources on the three separate deposits of Adumbi, Kitenge and Manzako (Table 1-1)

Table 6-6: Mineral Resource Estimate of Adumbi, Kitenge and Manzoka Deposits

(Effective date: December 31, 2013)

Deposit	Tonnes	Gold Grade	Contained Gold
	(million)	(g/t Au)	(x10[3] oz)
Adumbi	19.11	2.20	1,362
Kitenge	0.91	6.60	191
Manzako	0.77	5.00	122
Total	20.78	2.50	1,675

Notes:

1. CIM definitions were followed for Mineral Resources.

2. Mineral Resources were estimated at a cut-off grade of 0.90 g/t Au for Adumbi, constrained by a Whittle pit shell with a processing and G&A cost of US$30/t. A cut-off grade of 2.70 g/t Au was used for Kitenge and Manzako based on potential underground mining scenarios.

3. Mineral Resources were estimated using a long-term gold price of US$1,200 per ounce.

4. A minimum mining width of two metres horizontal was used.

5. A maximum of four metres internal waste was used.

6. Adumbi bulk densities of 1.8 for oxide, 2.2 for transition and 3.0 for sulphide materials were used.

7. Kitenge and Manzako bulk densities of 1.7 for oxide, 2.2 for transition and 2.7 for sulphide materials were used.

8. High gold assays were capped to 18 g/t Au for Adumbi, 50 g/t Au for Kitenge and 50 g/t Au for Manzako, prior to compositing at two metre intervals

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Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

7 GEOLOGICAL SETTING AND MINERALIZATION

7.1. Regional Geology

Most of the northeastern corner of the DRC is underlain by an Archaean Basement, called the Upper-Congo Granitoid Complex or Bomu Craton, formerly known as the Upper-Zaïre Granitoid Massif. This basement is covered by Lower and Upper Kibalian rocks, Neo-Archaean in age that consist of volcano-sedimentary formations with intercalations of quartzites and itabirites (BIF). The Kibalian rocks have been metamorphosed to greenschist facies and in the project area, constitute the greenstone belt. The Neoproterozoic Lindian Supergroup occurs to the south of the area and consists of a sedimentary sequence with a thickness of more than 2,500 metres. The rock types in the sequence are mainly arkoses, sandstones, quartzites, shales and conglomerates (Figure 7-1)

The Upper Congo Granitoid Complex constitutes, together with associated metasediments and volcanics, the western part of the Nyanza-Kibali granite-greenstone terrain, which extends from northern Tanzania into Central African Republic. The greenstone terrain is hosted within the Kibalian series, which outcrops in numerous zones surrounded by granitoids, the most important (i.e. Moto, Kilo, Mambasa, Ngayu and Isiro) are more than 100 kilometres in strike length. They can be distinguished both by their shape and their lithological composition. Some of these zones constitute narrow belts (less than 10 kilometres wide, 30-60 kilometres in length) made up of units which are isoclinally folded along subvertical axial planes and sub-horizontal fold axes. Others are more or less isometric and show a synclinorial tectonic style. The former possesses a metavolcanic/metasediment volumetric ratio (v/s) of about 1, that of the latter exceeds three (up to 10).

An Upper Kibalian (v/s about 1) overlies a Lower Kibalian (v/s high) in the belts of Moto and Ngayu. Extrapolating this relationship to other zones it can be concluded that two generations of greenstones exist, the one forming narrow bands, rich in sedimentary rocks, belonging to the younger of the two generations. This distinction is also supported by geochronology. The Lower Kibalian of Ngayu and Moto is intruded by 2.8Ga old tonalities and the Upper Kibalian by 2.45Ga old granites.  Most volcanics of the Lower Kibalian are akin to oceanic tholeiites while those from the upper division contain distinct andesitic members together with less typical tholeiites. Nowhere has the Lower Kibalian series been observed to be associated with high-grade gneissic rocks likely to represent their basement. The Upper Kibalian series, on the other hand, is typically associated both with the tonalite-Lower Kibalian association and with gneissic series (i.e. the West-Nile gneissic Complex) suggesting a different geodynamic setting for the two series.

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The Ruwenzori tectonic episode (ca. 2Ga old) strongly affected the southern flank of the Upper Congo Granitoid Complex, which resulted in the formation of shear belts cutting through the Kibalian zones, and in the cataclasis of the associated granitoids.

In the region bordering the Western Rift, NNE-SSW trending shear belts, ca. 950Ma old, strongly reactivated parts of the West-Nile gneissic Complex. Parallel trending belts cutting through the Kibalian zone of Kilo are probably linked to the same event.  The tectonic episodes of ca. 790Ma and 700Ma affected the northern flank of the Upper Congo Granitoid Complex and consequently the Kibalian zone of Moto. By reactivating the late-Archaean suture between the West-Nile Complex and the Congo Granitoid Complex, these episodes contributed to the present shape of the Moto zone.

Gold is the only commodity to have been extracted commercially in the Ngayu belt. Several years ago, Rio Tinto assessed the Banded Iron Formation (BIF) as a potential source of iron ore, but although haematite-rich zones of good grade were reportedly drilled, tonnage was below the economic requirement.  Diamonds are recovered by artisanal miners from the Ngayu River; the source of the stones is unknown but is probably outside the area under discussion. No other mineral occurrences of potential significance are known.

Majority of the gold occurrences within the Ngayu belt are located close to the contact of BIF. Historically, only two deposits were exploited on a large-scale by previous owners, namely Yindi and Adumbi.

Several styles of gold mineralization have been identified in the Ngayu belt and are summarised below:

Shear-zone hosted gold

• Mineralization of shears within BIF, or on the BIF contacts, leading to quartz veining and sulphidation of the BIF and immediate wall-rock, e.g. Adumbi, Makapela Reef 2.

• Mineralization of shears within basalts and schists (and to a much lesser extent intermediate intrusives) resulting in discrete auriferous quartz veins with limited wall-rock mineralization, e.g. Makapela Reef 1, and the Yindi vein field.

Disseminated mineralization in BIF

• Sulphidation of BIF by fluids utilizing nearby cross-cutting and parallel structures, such as thrusts and shears e.g. Yindi BIF-hosted mineralization and Nagasa Anomaly 1. This style of mineralization has the potential to form deposits of very large size, e.g. Geita in Tanzania.

Sheeted veins

• Shear zones resulting in auriferous sheeted quartz veins and veinlets developing mainly parallel to the foliation and forming packages over widths of up to 40 metres, often with disseminated mineralization between the veins, e.g. Itali, Mondarabe.

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Elluvial/Colluvial deposits

• Artisanal mining of weathered gold mineralization preserved as elluvial or colluvial material, is widespread throughout the belt, particularly in the Imva Fold area and Anguluku.

Alluvial deposits

• Palaeoalluvial deposits are locally exploited by artisanals by digging pits to the basal gravel layer of old river channels, e.g. Nagasa, Mondarabe, Matete.

• Exploitation of modern alluvium is widespread throughout the Ngayu belt and is particularly common in the Imva Fold area.

7.2. Local Geology

The Imbo Project is located within the Upper Kibalian represented by the greenstone belt made up of metasediments and metavolcanics of greenschist facies including prominent BIF which forms prominent ridges throughout the Ngayu greenstone belt.

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Intruding all the basement formations are intrusive rocks consisting of possibly Late Proterozoic dolerite/diabase and doleritic gabbro and diorite. Quartz veins are predominantly associated with the Upper Kibalian. The Proterozoic Lindian metasedimentary rocks unconformably overlie the Kibalian rocks. Palaeozoic, Cenozoic, and Quaternary metasediments and alluvial sediments are locally present within the project area. The Karoo Formation comprises black shales, eluvial and alluvial deposits. Post-Karoo rocks are essentially represented by lateritic cuirasse. The simplified geology of the Imbo area is illustrated in Figure 7-2.

Gold is associated with sulphide mineralization within the Archaean Kibalian Formation of the Ngayu greenstone belt. Gold generally occurs with quartz veins; host rocks to the quartz veins include BIF, metasedimentary, and tuffaceous rocks.

Within the Imbo Project area, there is a strong association between gold mineralization and the presence of BIF, the BIF either constituting the host rock (e.g. Adumbi) or forming a significant part of the local stratigraphy in the Imbo Project area. BIF forms both physical and chemical traps for mineralizing hydrothermal fluids as follows:

  Competency contrasts between the BIF and the interlayered rocks.

When interlayered with incompetent lithologies such as the metasedimentary schists and volcaniclastics, the BIF constitutes relatively hard rock, more likely to develop brittle fracturing than the more ductile surrounding rocks. Also, shearing may preferentially take place in the schists, on the contact with the BIF. These fractures and shears can act as channel-ways, focussing hydrothermal fluids into the chemically reactive BIF.

When interlayered with competent rocks such as massive basalts, the BIF units (especially if relatively thin like those at Makapela) may act as zones of weakness, along which shears and faults may propagate. Again, the tectonic fabric within the BIF can facilitate the flow of hydrothermal fluids.

  Sulphidation of magnetite. The iron-rich BIF is a chemically reactive rock, the main interaction with hydrothermal fluids involving the reduction of magnetite to pyrite, resulting in the precipitation of gold.

Mineralisation on the Imbo Project (PE9691) is known to occur at Bagbaie (referred to as Adumbi North), Adumbi, Kitenge, Manzako, Monde Arabe, Maipinji and Vatican (Figure 7-2).

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7.3. Property Geology

Gold occurrences on the Imbo Project are hosted within quartz veins in the sheared Upper Kibalian Formation which consist of chemical metasedimentary units including BIF, clastic metasedimentary rocks assigned field name "greywacke", and mafic volcanic flows. Adumbi, Kitenge and Manzako are the three main deposits within the Imbo Project with mineral resources and are separately discussed as follows:

Adumbi

Adumbi is currently the most explored deposit within the Imbo Project. Adumbi forms a topographic high ("Adumbi Hill") and incorporates the Canal prospect which is the southeastern continuation of Adumbi.

The published geological map and historical reports indicate that the Adumbi deposit is underlain by Upper Kibalian rocks with the dominant lithologies including a well bedded BIF unit, tuffaceous metasedimentary rocks (referred to as greywacke), black shale, and a mafic intrusion.

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Based on examined drill holes, the rocks at Adumbi mainly comprise a subvertical sequence of metamorphosed clastic sediments (pelites, siltstones and greywacke) interbedded with units of BIF of varying width. The grade of metamorphism is probably lower greenschist facies, and the clastic units are petrographically classified as schists. Foliation is usually clearly defined in hand specimen, although sedimentary features such as bedding are frequently preserved.

Recent drilling and re-logging of core at the Adumbi deposit displays five distinct geological domains with the BIF unit attaining a thickness of up to 130 metres in the central part (Figures 7-3 and 7-4). From northeast to southwest these are:

1. Hanging wall schists: dominantly quartz carbonate schist, with interbedded carbonaceous schist.

2. Upper BIF Sequence: an interbedded sequence of BIF and chlorite schist, 45 to 130 metres in thickness.

3. Carbonaceous Marker: a distinctive 3 to 17-metre-thick unit of black carbonaceous schist with pale argillaceous bands.

4. Lower BIF Sequence: BIF interbedded with quartz carbonate, carbonaceous and/or chlorite schist in a zone 4 to 30 metres in thickness.

5. Footwall Schists: similar to the hanging wall schist sequence.

There is a higher-grade zone of gold mineralization termed the Replaced Rock Zone ("RP Zone") associated with alteration and structural deformation that has completely destroyed the primary host lithological fabric. The RP Zone occurs in the lower part of the Upper BIF package and in the Lower BIF package, and transgresses the Carbonaceous Marker, located between the Upper and Lower BIF packages, both along strike and down dip (Figures 7-4).

Further details on the individual rock types are as follows:

Quartz-Carbonate Schist: Fine to medium-grained, pale grey to pale greenish grey schist, comprising sub-rounded, dark grey quartz grains up to 1.5 mm (probably remnant clastic grains) in a finer-grained matrix of quartz, white mica and carbonate (ankerite?). The carbonate forms irregular, elongate grains orientated parallel to the foliation. It is the most abundant rock in the Adumbi sequence.

Pyrite often occurs as irregularly distributed subhedral to anhedral crystals up to 10 mm across.  In the core observed to date, the lack of associated hydrothermal alteration, and the absence of pressure shadows and evidence of rotation, indicates that the pyrite formed as porphyroblasts after the main deformation event. However, the technical report prepared by RPA refers to pressure shadows and rotated grains, so the possibility of earlier (possibly diagenetic) pyrite formation cannot be ruled out.

It is interpreted that the rock was probably originally a poorly sorted, calcareous, muddy, fine-grained arenite, possibly a greywacke.

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Carbonaceous Schist: Very fine-grained, dark grey to black schist, consisting of carbonaceous material and (according to petrographic data) varying amounts of white mica.  Quartz is rare.  Banding due to variations in the proportion of white mica, reflects the bedding in the original sediment.  The nature of the carbonaceous material was not determined petrographically but based on samples of similar material from elsewhere in the Ngayu belt, it is probably amorphous carbon rather than graphite.  The rock was probably originally a black shale formed in a deep marine environment. Pyrite porphyroblasts similar to those in the quartz-carbonate schist, are irregularly distributed. Pyrite also locally occurs as very finely disseminated grains. The carbonaceous schist occurs as robust units up to several metres in width, but more frequently as thinner units interbanded with quartz-sericte schist. The carbonaceous schist however also occurs: (a) with white to pale grey siliceous bands, which probably represent recrystallised chert, and (b) interbanded with whitish, soft, very fine-grained argillaceous material which could possibly represent thin layers of volcanic ash.

Banded Iron Formation (BIF): The BIF consists of black, fine-grained magnetite-rich bands alternating with white to pale buff chert. The width of the magnetite bands is variable, ranging from laminae only a few millimetres wide, to bands up to about 10 cm across.

The BIF at Adumbi is distinctly different to that seen elsewhere in the Ngayu belt, which comprises either: (a) a thinly-bedded rock, with magnetite laminae separated by quartz-rich bands of similar width, and (b) a more massive magnetite-rich rock with poorly-defined banding.

Chlorite Schist: A fine grained rock, superficially similar to the carbonaceous schist in hand specimen, but with a dark greenish tinge and a lack of bedding, and occurs interbanded with BIF in the central part of the deposit, rarely forming units greater than 3 m in thickness.  It forms more massive units up to 14 m in width, but is locally finely interbedded with quartz carbonate schist, indicating a sedimentary rather than volcanic origin. In places the chlorite schist is distinctly magnetic, probably due to the presence of finely disseminated magnetite.

Banded Chert: This rock type is not widespread, occurring in the Canal zone in the SE of the prospect, in units up to 4 m in width. It superficially resembles BIF, but the dark bands comprise fine grained clastic sedimentary material instead of chemically precipitated magnetite.

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Kitenge

The Kitenge deposit is situated approximately four kilometres southeast of the Adumbi deposit, and it may be a strike extension of the shear zone structure that hosts Adumbi, but left-laterally fault offset about 500 m to the northeast (Figure 7-2). The Senegal prospect has been incorporated into the Kitenge deposit as it is the probable fault offset northwest continuation along strike of Kitenge.

Lithological units within the Kitenge deposit area have been classified into three principal lithological packages (Figure 7-5) as follows:

  Upper Schist Sequence: Characterized by quartz carbonate schist interbedded with subordinate carbonaceous schist. In this sequence, beddings are clearly displayed in quartz carbonate schist in places where it is not interbedded with carbonaceous schist. Typical Carbonaceous schist also forms part of this sequence.
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  Middle Schist Sequence: Dominant quartz carbonate schist, fine to medium grained, generally massive and weakly foliated. Most of gold mineralized zone characterized by quartz veining, shearing and sulphide mineralization, occurs in this sequence.
  Lower Schist sequence: Very similar to Upper Schist sequence with quartz carbonate schist dominating over carbonaceous schist

Hydrothermal alteration at Kitenge is associated with the shear zones.  The alteration comprises pervasive bleaching, with chlorite preferentially developed along the shear planes. Quartz veins are also present and are usually developed parallel to the shear fabric.  They are typically white or grey, glassy, and vary from veinlets to robust veins up to 1.90 metres in width. Disseminated euhedral crystals of dolomite are also present in the alteration zones, usually associated with quartz veins.

Sulphides are irregularly distributed as stringers and disseminated grains, and consist of pyrite, arsenopyrite and rare pyrrhotite. The sulphides occur in variable proportions and constitute up to 20% of the rock.

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The main rock type at the Kitenge deposit is quartz carbonate schist, identical to that at Adumbi.  Bands of carbonaceous schist up to a few metres in width occur in places,

A summary of rock types occurring in the re-logged Kitenge holes are as follows:

• Quartz carbonate schist

• Carbonaceous schist

• Quartz carbonate schist with interbanded carbonaceous schist

• Carbonaceous schist with interbanded quartz carbonate schist

• Quartz porphyry

• Quartz veins

Except for the Quartz Porphyry described below, the rest are as described under the Adumbi lithologies.

Quartz porphyry: A greenish grey, medium grained intrusive igneous rock composed mainly of quartz phenocrysts embedded in fine siliceous matrix. This unit is not widespread and was only intersected in one hole (SKDD0028) located in the SE of the central part of the drilled area in the Kitenge deposit. The quartz porphyry occurs as a narrow unit with approximate width of 40 cm. A well-defined fine-grained chill margin is developed at the quartz porphyry contacts with the country rock and below it is extensive ankerite alteration, bleaching and quartz veining in association with strong shearing and isolated low-grade mineralization. Although it has not been established to have associations with gold mineralization at Kitenge, its presence in association with shearing and aforementioned alteration might be of geological importance, as elsewhere, intrusive rocks have been recorded to be a source of hydrothermal fluids associated with gold mineralization.

The main styles of hydrothermal alteration at the Kitenge deposit is associated with clearly defined zones of shearing and comprises:

• Pervasive and disseminated ankerite.

• Dolomite as disseminated crystals and patches associated with quartz veins.

• Sulphides comprising pyrite, pyrrhotite, arsenopyrite and rare chalcopyrite.

• Bleaching, which is in most cases associated with shearing.

• Quartz as irregular and foliation parallel veins, locally with visible gold.

Manzako

The Manzako deposit is located approximately 1.5 km northeast of Kitenge (Figure 7-2). This includes the previously named Lion prospect which is now considered to be the southeastern portion of Manzako and incorporates a series of subparallel shear structures.

The main lithological unit within the Manzako deposit is basalt, with some dolerite intrusive (Figure 7-6).

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Basalt: Two categories of the basalt unit identified are as follows:

• Unaltered, greenish, fine grained, amygdaloidal basalt

• Altered, grey, fine grained, sheared, bleached and silicified basalt. The altered basalt in places has angular to sub rounded secondary quartz crystals, interpreted to represent highly sheared and brecciated vein quartz, which locally may resemble clastic sedimentary rock.

Dolerite: The dolerite is dark green, fine to medium grained and is locally weakly magnetic. In places the dolerite has sharp contacts with the basalt, but elsewhere the contacts are gradational. Where the contacts are gradational, the "dolerite" probably represents the more slowly cooled, central parts of thicker basalt flows, rather than intrusive bodies. This is a common feature at the basalt hosted Makapela deposit in the north of the Ngayu belt. The main occurrence of dolerite is in the SE of the deposit where it appears to be intrusive with a general N-S orientation and is traceable for approximately 200 m along strike (Figure 7-6). The average width of the dolerite is about 25 metres.

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The Manzako mineralized structures appear to be fairly uniform in strike and dip and are sub-parallel to the controlling structures at Adumbi and Kitenge i.e. approximately parallel to the lithological strike. As shown by the detailed work on the RP zone at Adumbi however, the main structure does undulate and cross-cuts strike at acute angles.

The main styles of hydrothermal alteration noted in the re-logged drill holes at Manzako are associated with clearly defined zones of shearing and comprise:

• Pervasive haematite.

• Sulphides comprising pyrite, arsenopyrite and rare pyrrhotite.

• Bleaching, which is in most cases associated with shearing.

• Quartz as irregular and foliation parallel veins.

• Tourmaline occurring as patches.

• Epidote occurring as patches.

Sphalerite associated with haematite.

7.4. Mineralization

Gold mineralization at Adumbi is generally associated with quartz and quartz-carbonate pyrite ± pyrrhotite ± arsenopyrite veins in a BIF horizon.

In the central part of the Adumbi deposit, three main zones of gold mineralization are present (Figures 7-3 and 7-4). These include the following mineralisation:

1. within the Lower BIF Sequence;

2. in the lower part of the Upper BIF Sequence. Zones 1 and 2 are separated by the Carbonaceous Marker, which is essentially unmineralized; and

3. a weaker zone in the upper part of the Upper BIF Sequence.

Gold mineralization at Kitenge is associated with zones of shearing with strong quartz veining, higher grades being associated with relatively abundant sulphides and particularly the presence of arsenopyrite (Figures 7-7).

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Gold mineralization at Manzako is associated with quartz veining within shear zones, with associated sulphides especially arsenopyrite, and pervasive haematite. The continuity of mineralization along strike and down dip is erratic; the best developed zones (Figure 7-8) are:

• Zone 1: 450 m strike length, located in the NW of the deposit.

• Zone 2: 450 m strike length, parallel and 25 m south of Zone 1.

• Zone 3: 100 m strike length, located in the SE of the deposit and proximal to dolerite intrusions.

• Zone 4: 400 m strike length, located in the SE of the deposit.

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7.5. Structures

Gold mineralisation within the Adumbi deposit is related to the northwest trending shear zones, which dip steeply towards the northeast and which, in some parts of the area, seem to utilise the competency contrast between two lithologies, namely the BIF-chert and the tuffaceous-greywacke metasedimentary rocks.

This mineralisation occurs over a strike length of 2 kilometres in a zone approximately 100 metres wide to a depth of approximately 400 metres. The continuity of mineralisation appears to be oriented vertically close to the wall rocks of the BIF. The strike orientation of the BIF is northwest-southeast, which is parallel to the trend of the Upper Kibalian rocks. The BIF is interpreted to have a steep, near-vertical dip. A series of north-northwest striking faults appear to dislocate the BIF, and it is interpreted that these faults have a strike-slip component, resulting in an apparent thickening of the BIF in the central part of Adumbi.

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Structural logging for the Kitenge holes is limited due to the lack of orientated core. However, some observed structural features include:

• Zones of strong shearing associated with extensive ankerite alteration, bleaching, quartz veining and isolated low-grade gold mineralization in drill hole SKDD0028. These zones are very important as gold mineralization in Kitenge is mostly associated with these zones especially when there is a relative high content of sulphides and in particular, the presence of arsenopyrite

Structural logging for the Manzako holes is limited due to the lack of orientated core. Quartz veining within shear zones control the mineralization.

Imbo Permit Structural Data Analysis: Structural data compilation and interpretation for the Imbo Permit was undertaken to collate all available data from recent and previous mapping programmes, domain the datasets, and plot and interpret it using Dips software.  The objectives were to:

• Interpret the structural framework of the Imbo Permit on a regional and prospect scale, and to determine the regional and local structural controls on the distribution of gold mineralization, and;

• Use this in conjunction with geophysical and geochemical data to (a) prioritise new prospect areas for follow-up, and (b) investigate potential extensions in the vicinity of known mineralization.

Data were collated from the following sources:

• Structural readings taken since March 2014 which are recorded in database format and plotted in plan.

• Integration of the underground mapping data gathered by N. Hewson from Adumbi.

• Earlier structural data extracted from maps

Once all future all drill cores are oriented, it would be possible for structural measurements to be taken and integrated with structural data from other sources.

A total of 1,046 measurements (bedding, foliations and quartz veins) covering Adumbi West, Adumbi, Canal, Senegal, Kitenge and Manzako Deposits were compiled from above mentioned sources. These measurements were taken using a strike (right)/dip convention. Plans showing foliation, bedding and quartz veins with inserts of respective stereonet plots are presented in Figure 7-9.

In general, stereonet plots for the available data on Imbo License shows that quartz veins are generally sub parallel to the foliation and bedding with average orientations of 311°/78°, 315°/81° and 316°/80° respectively. This conforms well to regional trend that is well defined in geophysical data of the Imbo Project. It can also be noted that stereonet plots for bedding shows two major planes which define a fold oriented 317°/07°, a possible regional fold representing early folding event of Imbo Project.

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Further analysis of the structural data involved domaining of data on basis of (a) deposits/ targets (b) its association with known mineralization within deposit/ target. This was done with the aim of assisting in a detailed structural interpretation in deposit/ target scale. Details for Adumbi, Kitenge-Senegal and Manzako are provided below.

Adumbi Deposit

Most of the existing structural data for Adumbi are from underground mapping with some additional data from regional mapping that commenced in March 2014. Figures 7-10 to 7-12 show bedding, foliations and quartz veins plotted on plans with the inserts of the respective stereonet plots.

Stereonet plots for bedding shows two major planes oriented 315°/81° and 137°/84° defining a shallow northwesterly plunging fold (316°/07°), Figure 7-9. Geometry of this fold does not conform to the architectural behaviour of Adumbi mineralization described in this section due to the fact that, this fold possibly represents an earlier folding event that has been mostly over-printed by the later shear-related folding. This is more emphasized by the fact that most of the bedding measurements were taken in the area that are not in the strongly folded and deformed zones.

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It is observed that foliations are generally parallel to bedding (Figure 7-10) with average orientations of 314°/79° and 315°/81° respectively, while the quartz veins have general relatively less northerly orientation of 309°/79°

Figure 7-11 also shows stereonet plot for Adumbi quartz veins have two major planes oriented 309°/79° and 125°/83° defining a linear structure that is shallowly plunging to the southeast. It is not known if the intersection of these quartz veins major planes is associated to the mineralising event, but it is doubtful as it is known from previous interpretation that mineralisation at Adumbi is characterized by steep plunging shoots.

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For better understanding of structural behaviour along strike and across Adumbi mineralization, structural data were domained and stereonet plots for bedding in selected domains (blocks labelled 1 - 4) inserted as shown in Figure 7-13.

Stereonet plot of bedding in Domain 1 shows two major planes oriented 316°/82° and 137°/82° that defines a northwesterly shallow plunging fold (316°/04°), possibly representing earlier folding event of Imbo Project.

Bedding in Domain 2 shows two major planes oriented 317°/79° and 351°/76°, defining a north-easterly, steeply plunging fold (087°/76°).

Bedding in Domain 3 shows three major planes oriented 318°/79°, 162°/81° and 013°/81°, defining folds that are trending 063°/78°, 330°/51° and 177°/58°.

Bedding in Domain 4 which covers the area of no shearing or deformation shows a major plane oriented 319°/83°, representing a regional trend of the Imbo Project.

Folds defined in Domain 2 and 3 are possibly shear related folds and probably are minor fold that represent a major fold which is partially exposed in Adumbi. Underground mapping suggests that the fold axes of these minor folds are parallel to the Adumbi shear zone and possibly the shear zone represent the axial plane of a major fold.

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Kitenge and Senegal

The Kitenge and Senegal deposit is located southeast of Canal area. Gold mineralization is hosted in quartz veins within sheared and altered metasediments, mainly Quartz Carbonate Schist and the structure is interpreted as a faulted structure of Adumbi.

Stereonet plot for foliation attitudes indicate average orientation of 318°/79° (Figure 7-14, insert 3) which is generally similar to the regional trend. Due to lack of quartz and bedding measurements no stereonet plots were produced.

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Manzako

Current interpretation shows that mineralized structure in Manzako is different from Adumbi - Canal - Senegal - Kitenge structure.

Gold mineralization in Manzako Deposit is hosted in quartz veins emplaced within sheared basalt.

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It is observed that Manzako has two distinct foliation trends orienting at 316°/78° and 148°/76° respectively. The intersection lineation plunges shallowly to the northwest (Figure 7-15, insert 1).  There are few quartz measurements; the available data suggest quartz veins cross cuts foliations at 302°/81° (Figure 7-15, insert 2).

In summary the followings are observations derived from structural analysis of the Imbo Project: -

• Presence of regional fold (Imbo fold) which plunges shallowly to the northwest (07°/316°)

• Regionally, foliations are sub parallel to beddings

• Possible presence of shear related tight fold at Adumbi area indicated by steeply plunging folds adjacent to mineralized structure

• Presence of two structures which intersect at Adumbi and split in the NW and SE of Adumbi in Mabele Mokonzi - Mambo Bado and Canal areas respectively.

• Foliations and mineralized quartz vein trends at Vatican have generally fewer northerly orientations in comparison to Adumbi.

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8. DEPOSIT TYPES

Gold deposits within the Imbo Project are associated with the globally important Neo-Archean orogenic gold deposits, examples of which are found in most Neo-Archean cratons around the world. Gold mineralisation is associated with epigenetic mesothermal style of mineralization. This style of mineralization is typical of gold deposits in Neo-Archean greenstone terranes and is generally associated with regionally metamorphosed rocks that have experienced a long history of thermal and deformational events. These deposits are invariably structurally controlled.

Mineralisation in this environment is commonly the fracture and vein type in brittle fracture to ductile dislocation zones. At the Adumbi deposit, the gold mineralisation is generally associated with quartz and quartz-carbonate-pyrite ± pyrrhotite ± arsenopyrite veins in a BIF horizon.

Examples of similar type gold deposits to Adumbi include Geita in Tanzania, Kibali in northeastern D.R. Congo, Tasiast in Mauritania, Homestake (U.S.A.), Lupin (Canada) and Moro Velho in Brazil.

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9 EXPLORATION

9.1. Summary of Pre 2014 Exploration

Kilo's main objectives for conducting exploration on the Imbo Project were to:

  Enhance understanding of the extent and style of mineralization in order to successfully diamond drill leading to Mineral Resources estimates for Adumbi, Manzako, and Kitenge; and
  Optimize deposit models and exploration strategies to be applied in delineating other potential deposits within the Imbo Project.

Initial exploration in the Imbo Project in 2010 concentrated on the Adumbi deposit.  The exploration techniques employed included soil sampling, geological mapping and sampling of existing adits, trenching, and diamond drilling. Localities of historical and active artisanal mining operations provided guidance for the initial exploration activities.

Soil Sampling: A total of 9,246 soil samples (including QA/QC samples) were collected over an area of 63 km² covering Kitenge, Manzako, Canal, Vatican, Monde Arabe, and Adumbi deposits and prospects (Table 9-1).  Sample spacing over the Manzako deposit was 20m x 80m and elsewhere, 320m x 20m with some infills at 160m x 20m. All soil samples were collected at a vertical depth of one metre.

Table 9-1: Summary of Soil Sampling by Kilo on the Imbo Project

Year	No. Soil Samples
2010	1,230
2011	3,282
2012	4,206
2013	528
Total	9,246

Analytical Solutions Ltd. (ASL) compiled a report on the soil geochemistry of the Imbo Project in October 2013 and concluded as follows:

  Multi-element data mirrors the lithological interpretation based on the airborne magnetic and radiometric survey.
  There is limited mechanical or chemical dispersion of the medium sampled.
  Six gold anomalous areas were delineated underlain by metavolcanic rocks and void of historical or artisanal exploitation.
  Two gold anomalous areas were delineated underlain by metasedimentary rocks (and possibly some iron formation rocks) that warrant follow-up exploration.
  Elements usually considered "immobile" are reasonably well digested by aqua regia in deeply weathered soils allowing reliable lithological interpretation.
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Geological Mapping: Geological mapping in 2010 was focused on areas of historical gold exploitation and active artisanal mining activities. Approximately 8.4 km² covering the Adumbi Prospect, Kitenge, Manzako, Adumbi North and the Vatican Prospects was mapped.

Lithological contacts and shear zones within the metasediments at Adumbi as well as exposure of weathered or oxidized BIF and chert units on the top of Adumbi Hill were mapped.

There was limited outcrop at Kitenge, nonetheless. multiple quartz veins within the Kitenge shear zone was mapped.

Mapping at Manzako identified a northwest-southeast trending shear zone (over 2 kilometres strike length) hosting a number of existing adits and narrow open pits trending parallel to the strike direction of the shear zone.

Mapping at Bagbaie, Vatican and Monde Arabe identified northwest-southeast trending quartz vein hosted shear zone with artisanal workings.

Trenching: Trenching was undertaken in order to evaluate near-surface gold mineralization and to provide lithological information to determine the strike extent of mineralization and gold bearing host rocks.

In all, 44 trenches totalling 4,753 metres were excavated over the Adumbi, Kitenge and Manzako deposits from 2010 through to 2012. This comprised 23 trenches for 2,745 metres at Adumbi, 6 trenches for 878 metres at Kitenge and 15 trenches for 1,130 metres at Manzako. Table 9-2 summarises some significant trench intercepts at Adumbi, Kitenge and Manzako.

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Table 9-2: Summary of significant trench intercepts at Adumbi, Kitenge and Manzako

TRENCH ID	FROM	TO	INTERCEPT WIDTH	Grade
	(m)	(m)	(m)	(g/t Au)
SATR002	23.95	24.95	1	1.50
SATR004	0	13.5	13.5	1.18
	15	20.3	5.3	1.64
SATR005	73.3	79.2	5.9	2.06
SATR006	0	3	3	1.18
	4.9	15.8	10.9	0.96
	29.1	43.5	14.4	2.17
SATR007	3.3	8.8	5.5	5.15
SATR008	0	7.5	7.5	1.87
	59.5	63.5	4	1.38
SATR009	25.6	29	3.4	0.91
SATR010	7.7	12.7	5	1.03
	21.4	30.2	8.8	1.86
SATR013	26.1	38	11.9	1.64
SATR014	64.3	66.9	2.6	1.59
SATR015	21.8	25.8	4	1.48
SATR017	40.6	45	4.4	1.65
SATR018	10.4	13.1	2.7	4.02
	63.3	68.7	5.4	0.98

Underground Exploration: Accessible adits and underground workings were geologically mapped and sampled at Adumbi, however, those at Kitenge and Manzako were not readily accessible.

In 2010, Kilo geologists sampled 4 historical adits at Adumbi totalling 609 metres and generated 549 horizontal channel samples (including QA/QC samples).

In 2012, a Kilo contract geologist mapped and sampled additional three adits and two cross-cuts at Adumbi.  He also mapped the four adits sampled in 2010 and other mine workings where accessible.

In all, a total of 907 metres were sampled to generate 843 channel samples. Significant underground sample results at Adumbi are presented in Table 9-3. None of the other historical underground mine workings on the Imbo Project were geologically mapped or sampled by Kilo.

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Table 9-3: Significant underground sample results at Adumbi

ADIT ID	FROM	TO (m)	INTERCEPT WIDTH	GRADE
	(m)	(m)	(m)	(g/t Au)
SAAD001	101	109	8	2.63
	113	154	41	1.31
SAAD002	97.5	107.5	10	2.06
SAAD003	155.5	159.5	4	1.66
SAAD006	29	31	2	2.12
	111	114	3	2.37
	119	123	4	2.47

Airborne Geophysical Survey: Kilo contracted New Resolution Geophysics (NRG) from South Africa to complete a high resolution, helicopter mounted, XPlorer magnetic and radiometric survey for the Imbo Project.  The survey was flown from April 12 to 15, 2012, over 1,416 km at a line spacing of 100 m by 1,000 m orientated at 040º - 220º. NRG produced plots of:

• Total field gradient enhanced magnetics

• First vertical derivative magnetics

• Reduced to pole magnetics

• Analytic signal

• Four channel NASVD processed radiometric data (total count, potassium, uranium and thorium) (Figure 9-4)

• Calculated digital terrain

The magnetic survey delineated a number of linear anomalies characterized by demagnetization. In addition, a BIF was delineated over a strike length of two kilometres from the demarcated northwestern limit of the Adumbi-Canal gold deposit.  The total field and radiometric data were utilized by Kilo in the compilation of the structural and lithological interpretation for the Imbo Project.

9.2. Post 2014 Exploration

Following the Inferred Mineral Resource of 1.675 million ounces of gold outlined in February 2014 by independent consultants Roscoe Postle Associates Inc ("RPA") on three separate deposits, Adumbi, Kitenge and Manzako (Figures 7-2),  RPA made a number of recommendations on Adumbi, which were subsequently undertaken during the period 2014-18. The following sub-sections outline work carried out during the period.

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Soil Sampling

In 2017, a soil sampling program (area of 1.5 x 5 km, on a 40 x 160 m grid) was planned east of the Imbo River with the objective of further investigating BLEG and rock chip anomalies identified in 2015. This however was not carried out as planned.

In April 2020, soil sampling commenced in the Imbo East Prospect and is continuing.

Regional BLEG Survey

A BLEG (Bulk Leach Extractable Gold) survey was carried out over the Imbo Project between March and June 2015. BLEG sampling is a regional geochemical technique involving the analysis of stream sediments with the objective of defining areas of gold anomalism for more detailed follow-up. It has the advantage of reliably assessing large tracts of ground relatively quickly and cost-effectively.

The main objective of the programme by Kilo was to assess the parts of the Imbo Project not covered by grid mapping and soil geochemistry, in particular the area to the east of the Imbo River where no ground work has been carried out.  However, in order to compare results in these areas with zones of known mineralization, the whole of the licence area was covered (Figure 9-1).

The survey was conducted in two stages, Phases 1 and 2 covering the areas to the west and east of the Imbo River respectively.

Sample Selection: The drainages, catchment boundaries and sampling sites were delineated in Target® using a 5 m colour elevation image and hydrography vector map produced from Landsat data by Photosat in Toronto (Figure 9-2).  A 2 m topographic contour map, also generated by Photosat, was used where necessary (Figure 9-2, inset).

A total of 166 drainage catchments were defined with a total area of 113 km2, resulting in an average catchment size of 0.68 km2.  UTM co-ordinates for the selected samples sites were derived from Target® and transferred to the hand-held GPS instruments used by the sampling teams.

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Sampling Procedure and Sample preparation: Phases 1 and 2 were both carried out by two sampling teams, each consisting of a geologist accompanied by a field assistant and four labourers.  The Phase 1 sampling sites were all accessed from the Adumbi base camp whiles 4 fly camps were established east of the Imbo River to facilitate Phase 2.

BLEG samples were collected according to the protocol detailed below:

• The sampling teams navigated to each site by handheld GPS.

• At the sampling site, the geologist recorded the characteristics of the stream and alluvial material, any sources of contamination such as artisanal workings and settlements and mapped/sampled any outcrop in the vicinity. The BLEG site logging and sampling form is shown in Appendix 9-1.  All data was transferred to an electronic database in the base camp.

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• Using plastic scoops, about 200 g of the finest sediment fraction (mud) was collected from the top of the stream bed, at about 15 places along the stream, within 20 m of the planned site.

• The material collected was transferred into a single plastic bucket, the bucket filled with water, the contents swirled, and allowed to stand for 15 seconds.

• The mud suspension was then passed through a 1 mm nylon mesh into a second plastic bucket to remove organic debris leaving any sand and silt as a residue in the bottom of the first bucket.

• Pre-prepared Magnafloc® solution was then gradually added to the mud suspension until flocculation of the mud could be seen.

• After allowing to stand for several minutes, excess water was decanted from above the flocculated mud.

• The flocculated mud slurry was then poured into a pre-marked calico bag, allowing most of the remaining water to drain through the bag.

• As and when necessary, the calico bag was gently squeezed to further reduce the water content.

• The weight of the wet sample was recorded, a minimum of 3 kg being required to provide 1 kg of dry sample.

• Field duplicates were collected at every fifth sampling site.  The 33 field duplicate samples were collected in exactly the same way as the original samples, from the same stretch of stream, and given independent sample numbers.

• Back at the camp, the samples were air dried for several days, with frequent agitation by hand to prevent caking.

• Final drying to remove any remaining moisture was done by placing samples in the laboratory oven for 12 hours at 80°C.

• Final disaggregation of the clay particles was carried out by gently rolling with a bottle.

• 1 kg of each sample was weighed and transferred into marked geochemical sample packets and sealed in plastic bags for despatch.  Standards (1 per 50 samples) and blanks (2 per 50 samples), gaps for which had been left in the sampling sequence, were inserted at this stage.

At these localities, standard stream sediment samples were also taken, for comparison with the BLEG data.  A total of 166 BLEG samples were collected for both phases 1 and 2, in addition to 33 field duplicated. Also 33 stream sediments plus 33 field duplicates were collected during the exercise.

BLEG Samples

The original and duplicate BLEG samples were assayed as follows:

• No additional sample preparation required.

• Au, Ag, Cu and Pd by cyanide leach bottle roll on 1 kg, with reporting limits for Au of 1 ppb to 10,000 ppb (Method Au-CN12).

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• A suite of 53 elements by aqua regia digestion of 0.5 g of sample, and analysis by ICP-MS and ICP-AES (Method ME-MS41L).

Stream Sediments for Fire Assay Comparison

The original and duplicate samples were dried and disaggregated at the camp, and were submitted to the laboratory for analysis as follows:

• Sieve to minus 80 mesh.

• Fire assay of the minus 80 mesh fraction for Au, using a 50 g charge (Method Au-AA24).

• A suite of 53 elements by aqua regia digestion of 0.5 g of sample, and analysis by ICP-MS and ICP-AES (Method ME-MS41L).

A summary of the sample types, numbers and analytical methods is given in Table 9-4.

Table 9-4: Summary of sample types and analytical methods, Phases 1 and 2

Sample Type	No. of samples			Analytical Methods
	Phase 1	Phase 2	Total
BLEG	76	90	166	Bottle Roll (Au) Multi-element ICP
BLEG - Field Duplicate	15	18	33	Bottle Roll (Au) Multi-element ICP
Stream Sediment	15	18	33	Sieve to -80 mesh Fire Assay (Au) Multi-element ICP
Stream Sediment Field Duplicate	15	18	33	Sieve to -80 mesh Fire Assay (Au) Multi-element ICP

BLEG Sampling Results: All BLEG sample results (bottle roll and ICP) are tabulated in Appendix 3, and maps showing the spatial distribution of individual elements are shown in Appendix 4.

Gold: Gold values for all catchment areas are shown in Appendix 4, whilst Figure 9-3 shows the same map with anomalies highlighted and annotated.  The following observations could be made:

• A close spatial relationship exist between catchments with higher Au values and the known mineralization at the Adumbi, Kitenge, Manzako and Monde Arabe prospects.  It should be noted however, that mining during colonial times, followed by intense artisanal activity over several decades, has probably increased the amount of gold released into the associated drainages.  It should not be assumed, therefore, that lower-order anomalies elsewhere are not significant in terms of mineralization potential.

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• In the Phase 1 area, anomalous values of 62 ppb and 108 ppb Au were returned for catchments 21 and 13 respectively.  These catchments are not completely covered by the current soil sampling grid and are recommended for follow-up work.

• Catchment 48 returned a value of 324 ppb Au, significantly higher than the sample from the catchment upstream (185 ppb) which probably represents downstream distribution of gold from the Canal and Vatican prospects.  Additional work in Catchment 48 is recommended.

• Other catchments in the Phase 1 area, to the north and south of the current soil sampling grid, have a low gold mineralization potential, and no further work is recommended in these areas.

• In the Phase 2 area, the Au data clearly indicates a southeastern extension of the Adumbi/Kitenge/Manzako mineralized zone, over a strike of at least 7 km.  Anomalous values in this area range from 51 - 719 ppb Au, the highest value occurring in a catchment in the Esio area immediately northwest of several colonial adits.

• Catchments in the northern part of the Phase 2 area generally returned background gold values, although weakly anomalous values of 12 - 18 ppb occur in some areas associated with alluvial diggings and a rock chip sample of BIF grading 1.69 g/t Au.  Mineralisation in this area seems to be less well-developed and more sporadic than the zone to the south, and it is recommended that follow-up should be concentrated in the southern zone at this stage.

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Comparison of the BLEG and stream sediment samples indicates that, for samples with Au contents >50 ppb, both methods provide similar results.  However, for samples with <50 ppb Au, the BLEG samples provide more consistent data, with less analytical scatter. The multi-element ICP data for original and field duplicates shows good correlations for both methods.  However, correlation coefficients are slightly higher for the BLEG samples indicating a lower nugget effect.  It is therefore recommended that for future regional surveys, BLEG sampling should be employed with Au analyses by bottle roll, rather than stream sediments with gold analysis by fire assay.

Analytical Results of the standards, blanks and field duplicates conclude that: (a) the sampling method successfully produced representative samples with a low nugget effect and very good repeatability, and (b) the laboratory produced accurate and precise results, with no significant analytical error or bias.

Multi-Elements: In all,  52 elements were analysed in addition to gold and can be classified into the following groups: (a) elements associated with gold mineralization, (b) elements preferentially associated with the metasedimentary terrain, (c) elements preferentially associated with the metavolcanic terrain, and (d) elements with no apparent association.  This grouping is summarised in Table 9-5 below.

Table 9-5:  Association of elements in the Phase 1 and 2 BLEG survey areas

Association	Elements
Gold Mineralization	Ag, As, Bi (weak), Hf (weak), Hg, Pb (weak), Th (weak), W (weak), Zr (weak)
Metasedimentary Terrain	Ce, Cs, K, La, Mo, Rb, Se, Sr, Ti, U
Metavolcanic Terrain	Al, Ca, Co, Cr, Cu, Fe, Ga, In, Li, Mg, Mn, Ni, P, Sb, Sc, Ti, V, Y, Zn
No Apparent Association	Ba, Be, Cd, Ge, Na, Nb, Pd, S, Sn, Te

Conclusion - It is concluded that:

To the west of the Imbo River, outside the known mineralization in the Adumbi, Kitenge and Manzako areas, the most significant Au anomalies are:

• Catchment 13 (108 ppb Au, 346 ppm As) located 3 km NW of Adumbi.

• Catchment 21 (62 ppb Au, 790 ppm As) located 2 km NE of Adumbi.

• Catchment 48 (324 ppb Au, 234 ppm As) located 3.5 km S of Adumbi.

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To the east of the Imbo River, anomalous Au values occur in a zone trending NW-SE over a strike of 7 km, which appears to be the strike extension of the Adumbi/Kitenge/Manzako mineralized trend.  Maximum Au and As values for the BLEG samples are 719 ppb and 140 ppm respectively.  The anomalous zone covers an area of colonial and artisanal mining activity, with rock chip samples taken during the BLEG survey grading up to 15.1 g/t.

• The current survey has enabled the Imbo Project to be geochemically sampled reliably, quickly, and cost effectively.  It has been of particular importance in assessing the mineralization potential of areas not previously explored on the ground, i.e. outside the soil grid to the west of the Imbo River, and the whole area east of the Imbo River.

• The data quality and effectiveness of the BLEG technique is supported by the multi-element results, which correlate well with the distribution of metavolcanic and metasedimentary rocks, interpreted from geophysical data.

Recommendation - It is recommended that:

• Follow-up exploration should be prioritised in the zone of anomalous BLEG samples in the southern part of the Phase 2 block, commencing in the central part near the Esio workings, and extending along strike to the NW and SE.

• Second priority follow-up should incorporate the three anomalous catchments to the west of the Imbo River, which lie outside the current soil grid.  The As value for catchment 21 is very high at 790 ppm, and should be the initial focus.

• Work on the above anomalies should initially comprise soil sampling in areas of residual overburden (or auger drilling where the overburden is suspected to be transported) initially on 160 m-spaced lines.

• Similar drainage sampling surveys should be carried out on Adumbi Holdco's other licences in the Ngayu belt.  Sampling should be done by the BLEG method with Au analysis by bottle roll, rather than non-flocculated samples by fire assay.

Geological Mapping

Mapping and channel sampling of workings in the Adumbi, Adumbi West and Adumbi Hill areas was undertaken, and a summary of the work completed is shown in Table 9-6 and Figure 9-4. Mapping was carried out on 50 m-spaced lines, and in addition to lithological and structural data, various physical features such as old and active workings, tracks, streams and settlements were captured.

Part of the objective of mapping Adumbi Hill was to be able to correlate the surface geology, workings, adits and other surface information with that known from the drilling and other existing data including recently surveyed adits and workings.

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Table 9-6:  Summary of mapping and pitting programmes in the Adumbi and Adumbi West areas,

			Activity					Samples
		Trench		Pit		Other Channels
Month	Gridding	Number	Metre	Number	Metres	Number	Metres	Rocks	Trench	Regolith Pit	Other Channels
Mar 2014	0.00	0	0.00	0	0.00	0	0.00	0	0	0	0
Apr 2014	0.00	0	0.00	0	0.00	0	0.00	0	0	0	0
May 2014	0.00	0	0.00	0	0.00	0	0.00	0	0	0	0
Jun 2014	16.00	0	0.00	4	10.10	0	0.00	56	0	14	0
Jul 2014	39.64	0	0.00	0	0.00	0	0.00	55	0	0	0
Aug 2014	6.64	1	206.00	0	0.00	0	0.00	8	32	0	0
Sep 2014	21.20	0	70.60	0	0.00	0	0.00	44	34	0	0
Oct-14	24.00	0	103.40	0	0.00	0	0.00	56	8	0	0
Nov-14	24.00	0	0.00	0	12.90	0	0.00	5	0	0	0
Dec-14	13.00	1	0.00	5	0.00	0	0.00	4	0	20	0
2014	144.48	0	380.00	9	23.00	0	0.00	228	74	34	0
Jan-15	7.00	0	0.00	0	0.00	19	143.10	8	0	0	140
Feb 2015	0.00	0	0.00	17	57.45	13	66.30	7	0	73	71
Mar 2015	0.00	0	0.00	26	67.60	4	19.55	14	0	91	26
Apr 2015	0.00	0	0.00	0	0.00	16	86.60	10	0	0	109
(YTD)	7.00	0	0.00	43	125.05	52	315.55	39	0	164	346
Total 2014-2015	151.48	1	380	52	148.05	52	315.55	267	74	198	346

Mapping in the area to the west of the Adumbi Hill exposed several abandoned and active workings including, trenches, artisanal pits, adits and some outcrops found along cross lines. These features are concentrated around the Mabele Mokonzi area located to the eastern part of Mambo Bado artisanal camps, the western part of Adumbi Hill, Kananga located to the northeast of the grid, and a small part of the Adumbi Hill. A large riverine swamp being drained by the Adumbi River is the locus of moderate alluvial activity by artisanal miners

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Three zones of BIF were inferred based on rare outcrop and float, and occur within a sequence of quartz carbonate, carbonaceous and chlorite schists.  Quartz veins up to 45cm wide occur within the schist and are being exploited by artisanal miners.  In the vicinity of these veins, the host rocks contain weak to moderate foliation parallel quartz veinlets, patches of limonite, and may also display disseminated crystals of pyrite and boxworks.

Rock chip sampling was also carried out in tandem with the geological mapping exercise. A total of 267 samples were collected for assay.

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Trenching

Re excavation of an 850 m-long colonial trench was commenced in August 2014 aimed at exposing lithologies for lithostructural mapping purposes. Selective sampling was also carried out in places where significant alteration was observed (Figure 9-5).  Trenching was however suspended in September Sept 2014 due to continued sidewall collapse and repeated cleaning and clearing efforts required after heavy rainfalls.

A total  301 m was cleaned/reopened, and 74 samples collected.  Sampling was not carried out where no significant alteration was observed, or where the trench was deemed unsafe.

The main lithologies observed are quartz carbonate schist and chlorite schist, totally oxidized with weak foliation parallel veins of quartz ranging from 0.5 to 25 cm wide.  The BIF unit targeted not intersected, and no major altered or sheared zones were encountered prior to suspending the program. The foliation and quartz veins have an average strike of 310° and dip mostly at about 70° to the NE.

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Pitting

A total of 52 pits on selected IP lines at 80 m intervals were dug in the Adumbi West, Adumbi South, Vatican and Senegal areas. The pits were designed to assist the interpretation of responses from underlying soil geochemistry and IP signatures, and to further the understanding of regolith patterns and distribution in these areas, and the wider Imbo Project. All pits were vertically channeled, with the different regolith horizons and saprolite sampled separately.

The pit logging showed that many of the previous soil samples would have been taken within the transported horizon, despite being sampled at a depth of 1 m.  Although the current program suggests some of the transported material may be proximal, this is not always the case.  The possibility therefore exists that the soil results are locally (a) giving false anomalies, or (b) not detecting underlying mineralization.

The pitting program demonstrated the complexity of the regolith in the Adumbi area and supports the conclusion from radiometric and ICP data that a large proportion of the area is overlain by transported soil. The pit logging showed that most of the previous soil samples would have been taken within the transported horizon, despite being sampled at a depth of 1 m.  Although the program suggested some of the transported material may be proximal, this was not always the case.  The possibility therefore exists that the soil results are locally (a) giving false anomalies, or (b) not detecting underlying mineralization.

Topography Survey

All the Adumbi drill hole collars, trenches and accessible adits and adit portals were accurately surveyed and the data appropriately georeferenced. In addition, all accessible underground excavations and workings were accurately surveyed.

Survey work commenced in late July 2014.  Co-ordinates were based on the existing reference control points, which were corrected and re-fixed by a consulting surveyor from Map Africa, RSA.  The three control beacons (Table 9-7) are located inside the Adumbi base camp and have the following final adopted co-ordinates system UTM (ZONE 35NORTH) based on WGS 84:

Table 9-7: Adumbi Prospect survey control points

PID	EAST-UTM	NORTH-UTM	ELEVATION	CODE
14MRSCM	596523.35	191570.88	649.6	10IPIC
14SCM1	596620.47	191457.32	644.39	10IPIC
14SCM2	596669.84	191500.62	646.41	10IPIC

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Drill Collar Survey: The drill holes were surveyed by measuring the collar position on the concreted surface as shown in Plate 9-1.  All Adumbi and Canal drill holes (with exception of abandoned holes) were surveyed, and all data saved in the Company's survey computer.

Plate 9-1: Survey of drill hole collars, Adumbi deposit

The old and new collar positions are shown in plan view in Figure 9-6.  The following maximum differences are seen between the data sets:  X = 11.20 m, Y = 10.90 m, and Z = 52.55 m.

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Adit Survey: All known adits in the Adumbi deposit were surveyed by DGPS R10 and total station S3 DR. These included the 7 adits which were sampled and used for resource calculations (Figure 9-7). The survey measurements were taken by fixing the entrance (portal) of the adits, followed by survey inside the adits of the floor, roof, and side walls wherever possible (Plate 9-2)). Intersection points in the adits of crosscuts, reef drives etc. were also surveyed, in order to aid georeferencing existing underground geological maps.

Plate 9-2:  Adit surveying, Adumbi deposit

All the final survey coordinates files for the Adumbi adits were saved in the Company's survey computer.

Following the accurate surveying of the 10 historical adits and appropriately georeferencing, the 796 adit samples (1,121 metres in total) when applied should have positive implications on the data spacing and classification of any future mineral resources.

Trench Survey: Surveys were carried out by locating the outlines and elevation in order to determine the shape and the original ground surface along the excavated trench. Some trenches however were damaged either by back-filling or artisanal activities, and therefore made it difficult to accurately determine the original positions.

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With the Adumbi drill hole collars, trenches, and accessible adits/portals as well as accessible underground excavations and workings now  accurately surveyed and the data appropriately georeferenced,  the new and improved quality of the exploration data will have positive implications on potential future classification of the mineral resources.

Underground Exploration

The only underground exploration activity undertaken during the post-2014 exploration campaign was the surveying and geo-referencing of the adits.

Airborne Geophysics Survey

Induced Polarisation (IP) and LiDAR are the only geophysical surveys conducted during the post 2014 exploration campaign.

Induced Polarisation (IP) Surveys

An initial Pole-Dipole (PDP) orientation survey was undertaken over known mineralisation and results of which warranted a systematic Pole-Dipole sections in other prospective areas in order to generate drilling targets, in particular the Adumbi West prospect.

The IP equipment and operators who were on loan from another company for 3 months, arrived on site on October 17, 2015 to commence the program which was completed on June 16, 2015.

Pole-Dipole Methodology: Unlike Gradient Array surveys which measure near surface resistivity and chargeability responses, the Pole-Dipole method delivers greater depth penetration and cross-sectional data.

The PDP array is conceptually straight forward and works by applying electric current to the earth using two electrode pits; one located 50 meters from the starting point and named the moving electrode pit, while the other, named the infinity pit remains stationery and is located 2 kilometres south of the starting point (transmitter). The northern electrode pit moves along the survey line keeping a distance of 50 m from the last southern pot, and readings at the receiver are taken at 50 m intervals.

The receiver is connected to a series of eleven electrode pots via a multi-conductor electrical cable along the survey line. The transmitter and generator are fixed permanently at a convenient location in the centre of the survey lines.  The electrical wires are connected to the transmitter and transmit current to the ground when connected to the electrode pit. The receiver simultaneously records the primary voltage, resistivity and chargeability of the underlying rock formations.

Pole-Dipole Survey: Three lines were selected for survey at Adumbi, (AWL02, AEL02, and AEL06). This array covered the central part of the main Adumbi deposit and is considered to be the most representative of the Adumbi styles of mineralization. In each case, lines were extended to the southwest beyond the known subsurface geology, to cover a broad untested geochemical anomaly striking parallel to the regional trend of around 310-315°.

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Pole-Dipole Results: The chargeability and resistivity data are presented in 3D in Figure 9-8, and Figure 9-16 shows the data in plan view, sliced at the 500 m RL. As discussed in the previous report, a high chargeability structure is present which, in the Adumbi area, is coincident with the mineralized zone. However, in the Canal and Mabele Mokonzi areas, the mineralization appears to follow a different structure which is situated in the footwall and hangingwall of the high-chargeability structure respectively.

Significant observations from the new data are summarised in Figure 9-9, and include:

• The Adumbi mineralized structure is again associated with a resistivity low, a feature noted on all other lines to the southeast, to the end of the Canal zone.

• There are elevated chargeability values in the interpreted position of the high-chargeability structure, similar in tenor to the other lines from Adumbi to Canal.

• A high chargeability anomaly is present on lines AWL13 and AWL 17, which is coincident with the Adumbi South magnetic lineament, interpreted to be a continuation of the Kitenge structure.  There is a coincident resistivity high on line AWL17.

• As reported last month, extremely high chargeability values occur towards the SW end of Line AWL17.  However, there is no trace of elevated chargeability values on strike to the SE on line AWL13, and the cause of the anomaly is unknown.

• Lines AWL59 - AWL67 confirm the earlier observations that the metabasalt terrain is characterised by lower chargeability and resistivity values than the metasediments.

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Adumbi Trend
High Chargeability Structure
Kitenge/Adumbi South Trend
500 m
N
Pumzika
Contact defined by lower chargeability in basalts
Dieu Merci
Mambo Bado Fault
Mambo Bado 1
Basalt contact from radiometrics
Mabele Mokonzi
Mambo Bado 2
Adumbi
Km 51 Fault
Unknown chargeability high – no strike continuity
Chargeability high coincident with Adumbi South mag lineament
Canal
A
Generally lower resistivities in basalts
Resistivity low corresponds with Adumbi-Mabele Mokonzi mineralized zone (same as other lines)
Resistivity high coincident with Adumbi South mag lineament
B

Loncor Resources Inc.

IMBO PERMIT	JUNE 2020

Figure 9-9

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Gradient Array Data

Given the fact that the sectional pole-dipole IP data was proving to be very useful in the structural interpretation of the Adumbi area, gradient array IP was planned in order to provide chargeability and resistivity data in plan view. The gradient array surveys were carried out on 1 km x 1 km blocks, with a 50 m line spacing and a station spacing of 25 m along the lines. The layout of the gradient array grid, transmitter, injection points, receiver and electrodes (pots) is shown in Figure 9-10.

The Gradient Array (GA) survey was completed, and processed data was received from Spectral Geophysics (Figure 9-11).

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Chargeability and resistivity maps of the GA data are shown in Figures 9-12A and 9-12B respectively.  The chargeability map shows a prominent high associated with the Adumbi and Canal mineralization, stretching from the Mambo Bado fault in Block 4 to the Vatican Fault in Block 1. The continuity of the chargeability high into Block 2 is disrupted by the Vatican fault and its associated splays but is clearly defined in Block 3 in the hanging wall of the Kitenge mineralization.

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A
Block 4
Block 5
Adumbi
Vatican
Mambo Bado
Block 1
Canal
Camp
Block 2
Block 3
N
1 km
Kitenge
B

Loncor Resources Inc.

IMBO PERMIT	JUNE 2020

Figure 9-12A and 9-12B

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The resistivity map shows a low associated with the best-developed section of the Adumbi mineralization, but unlike the pole-dipole (PD) resistivity data, this does not continue southeastwards into Canal (see below).  The other patchy resistivity lows are not associated with known mineralization and are probably lithological in origin.  A linear resistivity high is present immediately southwest of the Adumbi low, which appears to extend to Canal and continue up to the Vatican Fault.  If this represents the same continuous zone, it would support the hypothesis that Canal does not represent the direct strike extension of Adumbi. The Kitenge prospect is associated with a GA resistivity high and is possibly the faulted equivalent of the Canal zone.

The main GA chargeability and resistivity features are overlain on the PD data in Figures 9-13A and 9-13B respectively. Although there is a broad correlation between the two data sets, there are clear discrepancies. For example, in the Canal area, the chargeability high from the GA diverges from the high defined by the PD sections, and in the northwest of Block 4 there is a clear displacement between the GA and PD chargeability highs.  For the resistivity data, the most obvious discrepancy is in the Canal area, where the mineralization is represented by a well-defined low in the PD sections, but as a relatively high on the GA map.

The differences between the two data sets are principally due to the fact that the GA layout measures the IP properties of the rocks at relatively shallow depths below surface (say 40 - 70 m) whereas the PD array provides a profile of the IP response to a depth of about 200 m.  In areas of relatively deep weathering, the GA will respond to the shallower saprolite, compared to the deeper parts of the PD profile where minerals such as sulphides are unoxidised.  It is therefore concluded that in moderately to deeply weathered areas with poor exposure, GA is a useful tool for generating a basic map to assist the early stages of exploration.  PD is more suitable for locating chargeability and resistivity anomalies for drill testing and assisting with the more detailed structural interpretation of the area.

It is recommended that in future, all IP data is assessed by a geophysical consultant to confirm and expand upon the current in-house interpretations.

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Block 4
Block 5
Block 1
Block 2
Block 3
N
1 km
A

Block 4
Block 5
Block 1
Block 2
Block 3
N
1 km
B

Loncor Resources Inc.

Gradient Array anomalies superimposed on the Pole-Dipole at the 500 m RL; (A) Chargeability, (B) Resistivity

IMBO PERMIT	JUNE 2020

Figure 9-13A and 9-13B

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LiDAR Survey

Per RPA's recommendation, a LIDAR survey was completed over Adumbi by Southern Mapping of South Africa. The survey was carried out from January 17 through to January 24, 2020 as part of a large program covering the Ngayu Kibali areas encompassing the Imbo Project area (Figure 9-14).

The topographical survey was undertaken to produce rectified colour images and a digital terrain model (DTM) of the surveyed project area. The survey was carried out using an aircraft mounted LiDAR system that scanned the ground below with a 125 kHz laser frequency rate, resulting in a dense DTM of the ground surface and objects above the ground. Digital colour images were also taken from the aircraft and rectified to produce colour orthophotos of the surveyed project area. The survey was flown at a height of approximately 750m and ortho images with a 7cm pixel resolution have been produced.

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The following equipment were used:

Aircraft:  Cessna F406 (ZS-SSY).

LiDAR Scanner: Optech Orion M300 (12SEN306).

Camera: iXU RS-1000 Phase One.

Ground control points were placed and surveyed by the client and their coordinate values were used for the vertical and horizontal checks on the full aerial LiDAR survey. The coordinate system is in WGS84 UTM35N.

The following information were supplied to Loncor following completion of the survey.

• CAD design files in Microstation DGN, DWG & DXF format showing:

i.Orthophoto tiles (1400m x 1400m) & LiDAR point block (1500m x 1500m) layout

ii. Contours at 0.5m, 1m and 2m intervals

iii. The surveyed project area with boundaries

*The contours have been smoothed and are merely an aesthetic representation of the ground shape.

• Ortho-rectified aerial images in ECW format with a 7cm pixel resolution.

• Full LiDAR points in LAS1.4 format with the following feature classes (Table 8):

Table 9-8: LiDAR classification values

Classification Value	Meaning
1	Unclassified
2	Ground
3	Low Vegetation (0.5 - 2m)
4	Medium Vegetation (2 - 5m)
5	High vegetation (5m>)

• This LiDAR Survey report.

All the above data are in the WGS84 UTM35N coordinate system, with orthometric heights as calculated in TerraScan using the EGM1996 and EGM2008 geoidal models.

Interpretation of the LIDAR data is currently underway. Once completed, this will aid in structural and regolith mapping as well as utilize the newly generated DTM for any future resource estimation exercise.

Relative Density (RD) Measurements

Relative Density (RD) measurements on Adumbi drill core were previously determined by ALS Chemex in Johannesburg and by a laboratory in Vancouver as shown in Figure 9-15, however, major discrepancies exist between the two data sets, and in many cases the reported RD values are very different from what would be expected from the drilled lithologies.  The reliability of one or both data sets was therefore highly questionable.

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Given the critical role reliable RD values play in resource estimation and mine planning, it was deemed necessary to carry out systematic measurements on all Adumbi drill core.  All RD measurements were undertaken on site following the summarized procedure below:

• Measuring the RD at 1 m intervals in mineralized zones.

• Measuring the RD at 2 m intervals outside mineralized zones.

• To avoid sampling bias, the first piece of core after the metre mark weighing >200 g is taken.

• All samples were completely dried in an oven, before coating with varnish to prevent water absorption during weighing.

• Measurements were made on an Archimedes balance, using the sample weights in air and water.

• QC procedures involve re-weighing after water immersion to ensure that the varnish coating has been effective, and that no significant absorption of water has taken place.  Any measurements where >1% water has been absorbed were disregarded, and the procedure repeated using the next piece of core in the core tray.

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A total of 5,385 samples were collected out of which 25 failed the QC criteria due to the fact that they were highly friable and could not be properly sealed with varnish.

The Relative Density (RD) programme was thus completed, with a total of 5,360 measurements taken.

The average relative densities for all oxide, transition and sulphide zone samples are shown in Table 9-9, and the measurements for mineralized (≥0.5 g/t Au) and unmineralized (<0.5 g/t Au) rock are compared in Table 9-10. The average oxide, transition and sulphide zone RDs for mineralized rock are 2.45, 2.82 and 3.05 respectively.

Table 9-9:  Summary of all RD measurements on Adumbi core

Type	Total No.	Pass	Fail	% Fail	RD All	RD Pass	RD Fail
Oxide	1406	1384	22	1.56	2.26	2.26	2.38
Transition	829	826	3	0.36	2.59	2.59	2.34
Sulphide	3150	3150	0	0	2.91	2.91	-
Total	5385	5360	25	0.46	2.69	2.69	2.38

Table 9-10: Summary of RD measurements in mineralized and unmineralized rock

Type	Mineralized		Unmineralized
	No. Samples*	RD	No. Samples*	RD
Oxide	297	2.45	882	2.26
Transition	178	2.82	601	2.54
Sulphide	796	3.05	1953	2.83

*Note: Excludes samples which were not assayed

The RD figures used by RPA for their 2014 NI 43-101 report were 1.8, 2.2 and 3.0 for the oxide, transition and sulphide zones respectively. These were based on readings taken by KGL staff using a water immersion method (no details provided) but only 7 readings were taken in the oxide zone.  It is also apparent from the re-logging exercise that the previous determinations of the oxide, transition and sulphide zone boundaries were very inaccurate. As a result, the base of complete oxidation or BOCO used by RPA is up to 75 m too shallow (Figure 9-16) which has resulted in an insignificant oxide resource in RPA's estimate for Adumbi (29,000 oz Au).

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The average RD values for mineralized rock are 2.45, 2.82 and 3.05 for the oxide, transition and fresh material respectively.  The large differences between these figures and those used by RPA (i.e. 1.8, 2.2 and 3.0) are mainly due to: (a) only 7 oxide samples previously being used to derive the average RD for the oxide zone, and (b) the previous logging of the oxide and fresh rock boundaries being very inaccurate.

The values of 2.45 and 2.90 are relatively high compared to saprolite and saprock in general (Table 9-11). However, the mineralization at Adumbi is mostly in BIF, which when oxidised consists of iron oxides interbanded with unweathered chert, rather than the leached, clay-rich assemblage of typical saprolite.

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Table 9-11: Average RDs for the different lithologies at Adumbi

Lithology	Logging Code	Oxide RD			Trans RD			Sulphide RD
		No.	RD Min	RD Unmin	No.	RD Min	RD Unmin	No.	RD Min	RD Unmin
Banded Chert	BCH	2	2.35	2.40	28	2.86	2.93	27	3.11	3.04
Banded Iron Formation	BIF	508	2.45	2.54	226	2.88	2.83	775	3.12	3.10
Carbonaceous Schist	CBS	76	2.32	2.20	51	2.47	2.52	261	2.94	2.89
Carbonaceous Marker	CBS-AS	7	2.52	2.48	20	2.81	2.53	70	3.03	2.89
Chlorite Schist	CS	28	2.22	2.62	65	2.88	2.91	231	3.08	3.01
Interbedded Carb. Schist and Quartz Carbonate Schist	IQCS & ICQS	131	2.34	2.11	97	2.53	2.40	445	2.94	2.78
Quartz Carbonate Schist	QCS	549	2.49	2.04	278	2.48	2.31	1078	2.92	2.77
Quartz Vein	QV	55	2.55	2.54	40	2.66	2.58	137	2.84	2.79
Replaced Rock	RP	49	2.38	-	25	2.89	3.00	95	3.08	3.02

The increase in the sample population coupled with the application of a more rigid RD determination procedure based on recommendations from the RPA resource study, indicates that the new RD measurements from both mineralized and unmineralized material and from the various material types and lithologic units have improved the confidence in the relative RD determination to be applied to any future resource estimates (Table 9-12).  Table 9-13 below indicates significate positive variance between the previous model RD and the reviewed work for the oxide and transition materials.

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Table 9-12: Average RD measurements for mineralized Zones 1, 2, 3 and 4 (RP Zone not yet separated)

Type	Zone 1 - Ave RD	Zone 2 - Ave RD	Zone 3 - Ave RD	Zone 4 - Ave RD
Oxide	2.48	2.41	2.57	2.48
Transition	3.01	2.90	2.80	2.71
Sulphide	3.08	3.09	3.00	3.04

Table 9-13: Summary of Previous and Reviewed Mineralised Average RD Measurements

Material Type	RD used in Previous RPA Model	Additional RD Determinations	RD Variance (%)
Oxide	1.80	2.45	36.1
Transition	2.20	2.82	28.2
Fresh	3.00	3.05	1.7

Conclusion

Relative to the 6 oxide RD measurements used for tonnage estimation in the RPA model, 297 oxide RD measurements within the mineralised domain were undertaken during the review work. For the transition and fresh material, equal number of determinations relative to the previous RD sample volumes were undertaken with the review process employing more rigid RD determination procedures.

Loncor has a detailed Standard Operating Procedure (SOP) Manual for Exploration and Drilling Practices that provides standardisation and consistency with a paper trail for all field technical personnel to ensure the collection of quality exploration data.

9.3. Exploration Potential

There is significant additional resource potential within the Imbo Project permit:

• At the Adumbi deposit, the gold mineralization is still open at depth and, subject to securing the necessary financing, the drilling of an additional 12 core holes (7,000 metres) has the potential to add and upgrade mineral resources within the US$1,500 pit as well as outline potential underground resources below the pit. After this proposed drilling program has been completed, additional drilling may be undertaken (subject to securing the necessary financing) before a Preliminary Economic Assessment is initiated to include additional mineral resource determinations, metallurgical testwork, open pit and potential underground studies, metallurgical plant processing, infrastructural, environmental and economic studies.

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• At the Kitenge and Manzako deposits, additional drilling may also be undertaken (subject to securing the necessary financing) to further define and increase the inferred mineral resources at these deposits.

• Ongoing exploration including gridding, soil sampling, trenching and channel sampling is planned to be undertaken at the Imbo East prospect in order to generate potential drill targets.

Further exploration activities have been undertaken on updating the Adumbi database as well as reconnaissance fieldwork on the Imbo East (Maiepunji prospect), 12 kilometres west-southwest of Adumbi where several artisanal workings occur over a strike length of 4 kilometres to the east of the Imbo river. There are ongoing studies by Minecon on further assessing the data elsewhere on the Imbo exploitation concession including Kitenge and Manzako.

In summary, most of the previous recommendations from the 2014 RPA mineral resource study on Adumbi have been undertaken. The results of all the above tasks coupled with the higher current gold price compared with the previous study in 2014 indicate significant upside at Adumbi. Minecon is undertaking further studies to better quantify this significant upside.

9.4. Recommendations

Minecon recommends that Loncor undertakes the drilling of the additional 12 deeper holes at Adumbi to grow the mineral resources and advance the project up the value curve.

Minecon further recommends that Loncor should fast track ongoing exploration including gridding, soil sampling, trenching and channel sampling at the Imbo East prospect in order to generate potential drill targets.

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10 DRILLING

10.1. Pre 2014 Drilling

Historical work on the Imbo Project included three diamond drill holes completed by BRGM in 1980.

Neither this drilling nor any historical trenching or underground sampling by Belgian explorers and operators has been compiled into the Kilo drill hole databases.

As of November 15, 2013, Kilo had completed 167 diamond drill holes totalling 35,400 m on the Imbo Project (Table 10-1).

Table 10-1: 2010 to 2013 Drill program summary of Imbo Project

Year	Prospect or deposit	No. Holes Drilled	Metres Drilled
2010	Adumbi	31	6,301
2010	Canal	1	304
2010	Kitenge	5	1,716
2010	Manzako	3	1,016
2010	Monde Arabe	1	302
2010 Sub-Total		41	9,639
2011	Adumbi	18	2,859
2011	Canal	4	470
2011	Kitenge	4	789
2011	vatican	3	843
2011	Manzako	2	276
2011 Sub-Total		31	5,237
2012	Canal	3	387
2012	Kitenge	28	6,101
2012	Senegal	2	420
2012	Manzako	18	3,641
2012	Lion	1	204
2012 Sub-Total		52	10,753
2013	Kitenge	20	5,581
2013	Senegal	4	772
2013	Manzako	19	3,420
2013 Sub-Total		33	9773
Prospect or Deposit	Adumbi	57	10,321
Sub-Total	(including Canal)
	Kitenge	63	15,379
	(including Senegal)
	Manzako	43	8,555
	(including Lion)
	Monde Arabe	1	302
	Vatican	3	843
TOTAL		167	35,400

Notes:
	1. Excludes 63.4 m in SADD0023A as deflection to SADD0023
	2. Numbers may not add due to rounding.

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The 2010 and 2011 drilling campaigns were carried out under contract with Senex SPRL, a DRC subsidiary of the drilling company Geosearch, utilizing two helicopter- portable Longyear 38 diamond drill rigs. Drill holes commenced with PQ size drill rods (to produce 85 mm diameter core). Once the upper weathered zone and fractured formations had been drilled, the drill hole was reduced to HQ sized core (63 mm diameter core) through the transition zone from highly weathered and/or oxidized units to fresh unweathered competent rocks. The fresh rock was drilled with NQ size drill rods, producing 48 mm diameter core.  The drill site preparation was generally completed manually, although a bulldozer was used on accessible sites.  Rehabilitation of sites was carried out by Senex SPRL.  Concrete markers were erected on all the drill hole collars.

From 2012, drilling was performed by Congo Core ETS, a DRC based drilling company, utilizing two Zenix A-5 drill rigs (hole moves used Kilo's bulldozer).  Drill holes commenced with HQ size drill rods and reduced to NQ in fresh rock. Drill site preparation was generally completed by bulldozer. Rehabilitation of drill sites was carried out by Kilo and Congo Core ETS.  Concrete markers were erected on all the drill hole collars.

Core recovery was generally exceptionally good (>95%) in the mineralized sections and unweathered rock, while recovery in the saprolite dropped to approximately 50% (S. Robinson, pers comm).

Table 10-2 summarize the significant drill intercepts for Adumbi deposit.

Table 10-2: Significant drill intercepts from the Adumbi Deposit

BHID	FROM	TO	INTERCEPT WIDTH (m)	TRUE WIDTH (m)	GRADE (g/t Au)

SADD0001	151.6	155.6	4	3.9	2.34
	166.6	173.5	6.9	5.27	3.67
	200	227.6	27.6	20.37	2.56
SADD0003	124.75	159.55	34.8	22.23	3.05
	169.75	176.75	7	5.03	2.78
	245.75	259.25	13.5	10.11	2.89
SADD0004	145.2	152.77	7.57	4.89	3.35
	162.6	180.1	17.5	13.65	6.42
	267.75	271.15	3.4	2.67	4.08
SADD0005	116.3	126.8	10.5	6.62	2.99
	130.5	162.5	32	29.11	2.45
	177.55	193.88	16.33	11.49	1.44
SADD0008	178.8	183.1	4.3	3.24	3.07
SADD0011	18.6	25.8	7.2	4.54	2.33
SADD0015	30.3	38.5	8.2	7.07	1.35
	125.75	135.73	9.98	7.48	1.38
	148.86	169.7	20.84	16.4	4.95
SADD0016	0.5	61.6	61.1	21.19	2.09
	86.95	136.8	49.85	25.51	4.29

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SADD0017	165.2	174.15	8.95	6.3	1.33
	266.7	309.6	42.9	34.2	3.78
	316.44	329.19	12.75	10.07	2.05
SADD0019	87.4	93.6	6.2	4.94	2.26
	174.58	183.78	9.2	8.46	1.54
	189.1	244.1	55	34.7	1.11
	251.94	257.13	5.19	3.91	3.67
SADD0021	9.5	16.7	7.2	5.61	2.58
	45.33	55.46	10.13	7.1	1.76
	62.9	76.4	13.5	9.81	2.52
SADD0022	140.72	145.55	4.83	2.7	1.42
	157.1	163.04	5.94	3.97	1.28
	198.46	220.7	22.24	14.85	1.31
	242.8	272.5	29.7	21.62	3.50
SADD0024	8.2	15.3	7.1	4.51	2.37
SADD0025	30	48.85	18.85	13.34	2.59
SADD0026	155.34	186	30.66	20.7	5.52
	203.5	208.1	4.6	3.61	5.87
SADD0027	113.9	120.8	6.9	4.99	1.12
	140.5	151.35	10.85	7.68	1.31
	161.3	181.7	20.4	14.9	1.26
	191	224.09	33.09	24.64	1.81
	236.9	239.7	2.8	2.06	2.86
SADD0028	146.35	174.7	28.35	19.39	1.49
	222	251.22	29.22	21.84	2.22
SADD0029	22.23	42.3	20.07	16	1.40
SADD0030	101.7	112.83	11.13	7.66	1.81
	123.17	142.3	19.13	14.16	2.12
	205.06	214.01	8.95	6.3	11.55
SADD0031	19.4	39.5	20.1	13.41	1.42
	57.3	60.3	3	2.28	31.40
SADD0034	107.7	126	18.3	12.29	6.26
	138.4	142	3.6	2.12	4.23
SADD0035	24.4	41.9	17.5	11.75	2.16
SADD0037	89	99.15	10.15	6.39	1.34
SADD0038	71.8	80.4	8.6	5.52	5.70
SADD0039	104.9	116.9	12	8.65	3.93
	147.9	152.8	4.9	3.88	3.87
SADD0041	21.9	25	3.1	2.21	3.34
	159.88	165.68	5.8	3.61	4.23
SADD0042	247.9	249.9	2	1.87	2.48
SADD0043	33.3	53.45	20.15	12.67	1.66
SADD0044	93.16	103.9	10.74	7.4	7.23
	108	132.64	24.64	17.31	1.83
SADD0045	124.45	127.1	2.65	1.92	2.55
SADD0047	56.46	59.7	3.24	2.36	3.05

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	102.95	105.5	2.55	1.68	11.81
SADD0049	64.2	84.21	20.01	8.35	4.22
	89.83	94.37	4.54	1.89	3.78
	109.11	139.53	30.42	13.82	1.29
	227.37	231	3.63	2.06	3.47
SCDD0001	33.4	46	12.6	7.97	7.71
SCDD0002	120.9	123	2.1	1.52	2.54
SCDD0003	51.75	54.75	3	1.79	3.71
	61.6	63.8	2.2	1.48	3.05
SCDD0004	59	65.35	6.35	4.61	4.08
SCDD0006	78.1	83.6	5.5	3.83	2.47
	86.25	97.7	11.45	6.93	3.26

Tables 10-3 and 10-4 are significant intercepts for Kitenge and Manzako deposits respectively.

Table 10-3: Significant drill intercepts from the Kitenge Deposit

HOLEID	FROM	TO	INTERCEPT WIDTH	GRADE
	(m)	(m)	(m)	(g/t Au)
SKDD0001	30.00	36.00	6.00	2.46
SKDD0003	133.50	136.80	3.30	6.71
SKDD0004	116.95	119.05	2.10	3.94
SKDD0017	100.15	105.84	5.69	1.62
SKDD0018	70.85	72.72	1.87	28.08
SKDD0019	46.19	48.65	2.46	3.42
SKDD0021	78.20	84.00	5.80	42.24
SKDD0022	71.35	74.30	2.95	9.19
SKDD0024	189.92	192.00	2.08	1.97
SKDD0027	149.65	150.95	1.30	3.31
SKDD0029	112.24	116.88	4.64	1.09
SKDD0030	152.70	160.50	7.80	11.47
SKDD0031	114.07	116.55	2.48	4.23
SKDD0035	167.70	168.55	0.85	118.09
SKDD0045	219.20	221.60	2.40	2.75
SKDD0051	245.62	247.60	1.98	10.00
SKDD0053	258.81	261.00	2.19	17.24
SKDD0054	103.54	109.36	5.82	2.21
SKDD0057	178.10	179.25	1.15	31.48
SSDD0001	14.50	17.80	3.30	2.49
SSDD0005	92.45	93.15	0.70	48.75

Note: Interval thickness can be taken as indicative of true thickness as the deposit is vertical to sub-vertical

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Table 10-4: Significant drill intercepts from the Manzako Deposit

HOLEID	FROM (m)	TO (m)	INTERCEPT WIDTH (m)	GRADE (g/t Au)
SMDD0002	25.15	25.9	0.75	7.93
	94.6	99	4.4	10.08
SMDD0003	147.5	149.8	2.3	2.71
	217.43	218.8	1.37	5.49
	236.8	243.36	6.56	6.25
	282.43	284.05	1.62	5.84
SMDD0004	19.3	30.5	11.2	4.96
SMDD0005	114.68	115.8	1.12	1.26
	118.3	128.34	10.04	1.24
SMDD0008	74.85	77.85	3.8	168.2
SMDD0009	83.55	87.85	4.3	43.04
SMDD0014	54.25	57.95	3.7	2.29
	100.2	102.1	1.9	7.34
	179.15	180.3	1.15	12.46
SMDD0016	180.8	182.3	1.5	5.12
SMDD0017	81	83.7	2.7	6.68
	103.75	112.9	9.55	2.72
SMDD0018	126.83	129.4	4.07	17.25
	142.35	143	0.65	6.72
SMDD0019	183.3	184.45	1.15	8.54
SMDD0020	53.81	56.7	2.89	2.69
	100.15	102.15	2	23.46
SMDD0021	45.55	47.35	1.8	2.1
SMDD0022	109.55	111.7	2.15	3.34
SMDD0023	65.3	72	6.7	3.99
	38.45	41.5	3.05	3.39
SMDD0024	43	43.8	0.8	3.42
	73.05	73.45	0.4	11.4
SMDD0025	68.1	70.9	2.8	3.77
SMDD0026	83.5	86.25	2.75	6.52
SMDD0027	164.12	166.2	2.08	7.15
SMDD0028	65.05	66.55	1.5	1.54
	91.16	94.75	3.59	5.99
SMDD0029	16.34	19.3	2.96	3.54
	25.95	26.9	0.95	2.38
	34.95	37.95	3	3.19
	58.11	58.61	0.5	6.1
	67.55	68.1	0.55	67.5
SMDD0034	67.05	67.75	0.7	3.98
	149.6	150.15	0.55	9.98
	172.6	173.23	0.63	355.24
SMDD0035	87.17	88.2	1.03	15.24
	58.2	64.34	6.14	2.56
SMDD0039	189.8	193.1	3.3	6.54

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Collar Surveys

Drill hole collar locations were determined in the field with a hand-held Garmin 60CSx GPS (WGS 84 Zone 35N UTM co-ordinates) by Kilo geologists. A compass was used to establish a line oriented with respect to magnetic north to indicate the drill hole azimuth.  Once the drill rig was moved onto the drill pad and set-up, the orientation of the drill hole was verified with a clinometer and compass by a geologist.

Drill hole, trench, and adit portal elevations at Adumbi were derived from a satellite digital terrain model (DTM) as hand-held GPS elevations were notoriously inaccurate due to the thick jungle canopy.

In the summer of 2013, Young, Stuart & Associates (YSA) of South Africa was appointed by Kilo to establish survey control points at the Adumbi Base Camp and conduct a tachometric survey of drill holes, section lines, baselines and trenches in the Imbo Project area.

Drill Hole Down Hole Survey

During the 2010 and 2011 drilling campaigns, down-hole survey data was collected at 15 m intervals using a FlexIT survey tool with a digital readout. Since 2012, down-hole survey data was collected at 15 m intervals using a Reflex EZ TRAC survey tool with a digital readout.  The data were digitally stored and downloaded by Kilo's geologists to a Kilo computer.

Drill Hole Database

RPA received and conducted an extensive review and validation of the drill hole database which was in a Excel format.

Adumbi: The Adumbi drill hole database contains 87 records consisting of 57 diamond drill holes, 20 surface trenches, and 10 underground channel sample lines (represented as drill holes in the database), totalling 12,616 m.  Drilling accounts for 82% of the total length.

The Adumbi drill hole database contained 9,672 samples encompassing 12,495 m for 7,812 assays above the detection limit (DL).

Kitenge: The Kitenge drill hole database contained 69 records consisting of 63 diamond drill holes, five surface trenches, and one road cutting (represented as drill holes in the database), for a total of 16,268 m.  Kilo drilling accounts for 95% of the total length.

The Kitenge drill hole database contains 12,140 samples encompassing 14,557 m for 9,356 assays above the detection limit.

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Manzako: The Manzako drill hole database contained 58 records consisting of 43 diamond drill holes, and fifteen surface trenches, for a total of 9,698 m.  Drilling accounts for 88% of the total length.

The Manzako drill hole database contains 7,154 samples encompassing 9,000.84 m for 4,143 assays above the detection limit.

10.2. Post 2014 Drilling

Planning

Drilling programme was planned to test gold-in-soil and magnetic anomalies at the Adumbi South, Adumbi West and Kitenge Extension targets, the locations of which are shown in Figure 10-1. The planned programme comprised 63 drill holes totalling approximately 8,900 metres was carried out by Orezone Drilling SARL based in Watsa in the DRC.

The programme employed one track-mounted rig (commencing at Adumbi South) and one man-portable rig (commencing at Kitenge Extension).  Drilling was initially on a single-shift basis for approximately one week, and then changed to double shift.

Drill hole collar coordinates were determined using Target software, and the sites were pegged in the field using a handheld GPS (+/- 5 m accuracy).

The holes were planned to be drilled to an average down-hole depth of 140 m (maximum of 167 m) and are inclined at -50°. All core was orientated to facilitate structural interpretation, and half-core sampling was done based on geological features with a maximum sample length of 1 m.  Samples were submitted to SGS Mwanza for fire assay, with whom a new contract was negotiated in August 2016.

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Adumbi South Target

The planned programme comprised 20 drill holes totalling 3,085 m, on 7 traverses at a spacing of 160 m along strike.  The target lies 480 m to the south the Adumbi prospect and is defined by a 1.4 km-long magnetic anomaly that appears to be demagnetized in places, and a >200 ppb gold-in-soil anomaly. This target had similar geomorphological features to that of Adumbi West in that it occurs in a topographical low, variably covered by transported soil with little to no lithological exposure.  The nature of the gold-in-soil anomaly and the associated magnetic feature at Adumbi South was very similar to that associated with the Canal zone, which is thought to be the southeastern extension of the Adumbi mineralization.

Adumbi West Target

The programme comprised 26 drill holes totalling 3,367 m, on 10 traverses at a spacing of 160 m along strike. This target lies to the west of the Adumbi deposit and it's believed to be the faulted extension of Adumbi. It occurs in a topographical low, and for the most part is covered by transported material varying in depth from 30 cm to >3 m. The target is defined by a 1.7 km-long linear magnetic anomaly and a coincident and linear gold-in-soil anomaly with values of 50 ppb - 1,000 ppb. This magnetic feature is like that which defines the BIF at the Adumbi deposit.

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Kitenge Extension Target

The programme comprised 17 drill holes totalling 2,435 m, on 7 traverses at a spacing of 320 m along strike.  The target lies to the northwest of the Kitenge deposit and is defined by an approximately 2 km-long magnetic feature with a coincident gold-in-soil anomaly with values from 50 ppb to 450 ppb. The magnetic feature has similar characteristics to that at the Canal and Adumbi South targets.

Drilling

The standard procedure required drill rig personnel to place the recovered drill core into metal core trays labelled at the drill site with the drill hole number. End-of-run markers were placed in the core tray between the end and start of each recovered drill run. Information on core recovery, depth of the run, stickup length, and ground conditions were recorded for each run and inspected by the rig geologists. The core was transported from the drill site by -vehicle or helicopter to the core yard facility at Adumbi Base Camp.

Prior to logging and sampling, the drill core was digitally photographed in order to maintain a permanent record. All the drill core photographs were downloaded into the project database, retained in company computers on-site and at the corporate office in Toronto, Canada.

A total of 5,132 m from 34 holes were drilled.

Core Logging

Logging procedures included an initial visual assessment of the core with zones of good and poor mineralization noted. This was then followed by geological logging of of lithology, alteration, structure, oxidation, mineralization, general rock description and magnetic susceptibility. The rock description recorded colour and approximate mineral assemblage. The drill data were summarised in cross section and also displayed in Strater Log software.

Sampling and Assaying

One metre sample length (adjusted for lithology) were marked on the core in the mineralized horizons during logging. The sample depths for each sample were entered into a sample ticket book, which contained removable duplicate sample ticket tags. The core sample numbers and sample intervals were written onto pre-printed diamond drill log forms. Each marked sample was split along its length by trained staff using a dedicated drill core diamond saw. The core was broken at the sample position marks using a geological pick. The sampling lengths were reduced when necessary (e.g., where lithological contacts or core size changes were encountered, with the bottom/top end of the sample being approximately two centimetres from the contact).  One half of the core was replaced in the core tray and the remaining half was placed in a plastic sample bag, in which the sample number was folded in along the open end of the bag, which was then closed using a stapler. Sample tags were placed in the core tray at the position of the bottom end where samples had been obtained.  A brick was sawn ("brick cleaning") after each sample had been split to ensure that no cross-contamination took place between samples.

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All the core samples were sent to the SGS Laboratory in Mwanza for assaying. The core samples were then crushed down to minus 2 mm and split with one half of the sample pulverized down to 90% passing 75 microns. Gold analyses were carried out on 50g aliquots by fire assay. In addition, checks assays were also carried out by the screen fire assay method to verify high grade sample assays obtained by fire assay. Internationally recognized standards and blanks were inserted as part of the Company's internal QA/QC analytical procedures.

Core Re-Logging of all core

Per RPA's recommendations, re-logging of all the core identified major differences between the depths of Base of Complete Oxidation (BOCO) and Top of Fresh Rock (TOFR), and the depths used by RPA in the 2014 model.  In the RPA model, the BOCO was negligible and the TOFR corresponded approximately to the re-logged BOCO.  The deeper levels of oxidation that were observed during the re-logging exercise should have positive implications for the Adumbi project with respect to ore type classification and associated metallurgical recoveries and mining and processing cost estimates.

The re-logging exercise defined the presence of five distinct geological domains in the central part of the Adumbi deposit where the BIF unit attains a thickness of up to 130 metres.  From northeast to southwest:

• Hanging wall schists: dominantly quartz carbonate schist, with interbedded carbonaceous schist.

• Upper BIF Sequence: an interbedded sequence of BIF and chlorite schist, 45 to 130 metres in thickness.

• Carbonaceous Marker: a distinctive 3 to 17-metre thick unit of black carbonaceous schist with pale argillaceous bands.

• Lower BIF Sequence: BIF interbedded with quartz carbonate, carbonaceous and/or chlorite schist in a zone 4 to 30 metres wide.

• Footwall Schists: similar to the hanging wall schist sequence.

In the central part of Adumbi, three main zones of gold mineralization are present (Figure 10-2). These include mineralisation:

• Within the Lower BIF Sequence.

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• In the lower part of the Upper BIF Sequence.  Zones 1 and 2 are separated by the Carbonaceous Marker, which is essentially unmineralized.

• A weaker zone in the upper part of the Upper BIF Sequence.

Figure 10-2: Plan of the Interpreted Mineralized Zones

Analytical Results

Sample results for the drilling at Adumbi South, Adumbi West and Kitenge Extension demonstrate that that gold mineralization was confined to narrow and/or low grade zones. The most significant intersections from the programme were as follows:

Adumbi South:

  1.00 m @ 3.85 g/t in ASDD003

Adumbi West:

  1.45 m @ 8.53 g/t in AWDD002

Kitenge Extension:

  2.90m @ 1.05 g/t in SKDD0060
  1.60 m @ 10.52 g/t in SKDD0063
  1.00 m @ 3.08 g/t in SKDD0065
  7.36 m @ 1.31 g/t in SKDD00070
  0.80 m @ 23.90 g/t in SKDD0065

The results indicated little economic potential at Adumbi South, Adumbi West or Kitenge Extension and hence no further drilling was planned.

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Adumbi

RPA recommended additional drilling at Adumbi to test the down dip/plunge extent of the mineralization. In 2017, four deeper core holes were drilled below the previously outlined RPA inferred resource over a strike length of 400 metres and to a maximum depth of 450 metres below surface. All four holes intersected significant gold mineralization in terms of widths and grade and are summarised Table 10-5 below:

Table 10-5: Summary of significant drill intercepts from the Adumbi deep hole drilling

Borehole	From(m)	To(m)	Intercept Width(m)	True Width(m)	Grade (g/t) Au
SADD50	434.73	447.42	12.69	10.67	5.51

SADD51	393.43	402.72	9.29	6.54	4.09

SADD52	389.72	401.87	12.15	7.01	3.24
	419.15	428.75	9.60	5.54	5.04

SADD53	346.36	355.63	9.27	5.70	3.71
	391.72	415.17	23.45	14.43	6.08

The above drilling results which are shown on the longitudinal section (Figure 10-3), indicate that the gold mineralization is open along strike and at depth. The drilling of an additional 12 core holes (Figure 9-24) has the potential to significantly increase the Adumbi mineral resource as highlighted on the longitudinal section.

Figure 10-3: Longitudinal section of Adumbi Showing the Down Plunge Potential and proposed drill holes

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11 SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1. Sample Preparation and Analysis

Sample preparation and analysis for samples from 2010 to 2013 which were undertaken by ALS Chemex Laboratory has been outlined in the RPA 2014 NI43-101 Technical Report.

During the 2014 to 2017 exploration activity, sample preparation and analysis was outsourced to SGS Laboratory in Mwanza, Tanzania (which is independent of the Company). SGS Laboratory operates a Quality System which is ISO 17025:2005 Accredited with SANAS of Republic of South Africa. SGS Laboratory has acted as an Umpire laboratory even whilst they were using ALS Chemex as the principal laboratory hence correlational studies between the two laboratories have been undertaken.

Sample Preparation Procedure

The SGS laboratory at Mwanza has both sample preparation and analysis sections, they utilize the SGS standard procedures and control for both sample preparation and analysis. SGS used LIMS and has QLAB system, which is directly connected to the SGS Laboratory network via SLIM, (SGS Laboratory Information Management System) which is used by SGS Laboratories globally. SGS uses SLIM to generate client specific report. SLIM is the backbone of SGS Laboratory management and quality management systems.

Typical samples sent to SGS Laboratory are accompanied by a sample submission form, which contains at least the following information:

  Company name and complete address.
  Contact name.
  Details for distribution of reports and invoices.
  Method codes.
  Instructions on sample preparation.
  List or range of sample numbers.

Once the samples are received at the SGS Laboratory, the sample preparation goes through checking and reconciliation procedures as listed below followed by SGS sample preparation procedure (SGS code PRP87), the complete process includes:

  Samples checking,
  Sample reconciliation forms are prepared are sent to Kilogold to confirm the quantities of samples received
  Sample weighing
  Field samples are dried
  Crushed to 75% passing 2 mm
  1.5 kg split by riffle splitter
  1.5 kg of 2mm material pulverized to 90% passing 75 microns in a ring and puck pulverizer.

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Course and pulp reject are returned to clients upon request.

Half of the core is sent to SGS Mwanza Laboratory, the other half core is stored at the company's core storage facility on site.

Sample Analysis

Drill core, trench, adit, pit, rock chip, channel samples were analyzed for gold using fire assay (FA) with Flame atomic absorption spectrometry (AAS) used to measure the gold (SGS code FAA505); Analyses were carried out on 50g aliquots. The effective range for FAA505 is 0.01 to 100ppm Au. In addition, checks assays were also carried out by the screen fire assay method to verify higher-grade sample assays obtained by fire assay. Internationally recognized standards and blanks were inserted as part of internal QA/QC analytical procedures.

The pre-2014 samples analysis procedure by ALS Chemex Laboratory was described in the RPA 2014 NI43-101 Technical Report.

BLEG Samples

All BLEG samples were sent to ALS Minerals in Ireland for analysis as follows. The original and duplicate BLEG samples were assayed as follows:

  No additional sample preparation required.
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  Au, Ag, Cu and Pd by cyanide leach bottle roll on 1 kg, with reporting limits for Au of 1 ppb to 10,000 ppb (Method Au-CN12).
  A suite of 53 elements by aqua regia digestion of 0.5 g of sample, and analysis by ICP-MS and ICP-AES (Method ME-MS41L).

Stream Sediments

The original and duplicate samples were dried and disaggregated at the camp, and were submitted to the laboratory for analysis as follows:

  Sieve to minus 80 mesh.
  Fire assay of the minus 80 mesh fraction for Au, using a 50 g charge (Method Au-AA24).
  A suite of 53 elements by aqua regia digestion of 0.5 g of sample, and analysis by ICP-MS and ICP-AES (Method ME-MS41L).

11.2. Quality Assurance and Quality Control

Quality assurance (QA) consists of evidence to demonstrate that assay data has precision and accuracy within generally accepted limits for the sampling and analytical method(s) used to have confidence in resource estimations. Quality control (QC) consists of procedures used to ensure that an adequate level of quality is maintained in the process of sampling, preparing and assaying exploration samples.

In general, QA/QC programs are designed to prevent or detect contamination and allow analytical precision and accuracy to be quantified. In addition, a QA/QC program can identify the overall sampling and assaying variability of the sampling method itself. The program can also determine the reporting accuracy for clerical and data transfer errors.

Accuracy is assessed by reviewing assays of commercially available Certified Reference Material (CRM) or in-house standards where available, and by check assaying at outside alternative accredited laboratories (referee, umpire, or check samples).  Precision or repeatability is assessed by processing duplicate samples from each stage of the analytical process from the primary stage of sample splitting, through sample preparation stages of crushing/splitting, pulverizing/splitting, and assaying. Control samples can also help identify possible mix-ups or mislabels during sample preparation.

QA/QC Program

Minecon has reviewed the QA/QC results for the Imbo Project, which includes the Adumbi, Kitenge and Manzako deposits. Kilo followed an industry standard QA/QC program with the regular submission of blanks and Certified reference materials (CRMs) also known as standards, into the sample stream. However, there were no records of duplicates if any used.

RPA in their study in 2014, reviewed the QA/QC of the projects data from 2010 to 2013 involving 33, 230 field samples made up of adits, trenches and drill holes samples and provided a comprehensive report in their February 28, 2014 NI43-101 Technical Report. The database included a total of 163 drill hole totalling 34.32 kilometres of drilling. A summary of the QA/QC as provided by RPA is shown in Table 11-1.

Table 11-1: Summary for RPA 2014 QAQC review of the database

Blanks		Field Duplicates	Certified Reference		Referee Samples
			Materials (Standards)
Number	Failures No./%	Number	Number	Failures No./%	Number
1,107	5 or 0.5%	139	858	82 or 10%	296

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RPA made the following comments in their February 28, 2014 NI 43-101 Technical Report:

"RPA considers an overall CRM (Commercial Reference Material or Standard) failure rate of 2% to be acceptable. The Kilo inserted CRMs have a 10% failure rate which raises serious concerns with regard to precision at the assay laboratory and/or inadequate homogenization of the commercial standard. The CRM failures have not been re-assayed. RPA recommends that if a batch of samples has a CRM failure rate of over 2%, it should be re-assayed as a whole. In addition, RPA recommends that greater care be taken when naming a standard and sufficient material is supplied for assay."

Following the RPA comments and recommendations, Kilo as part of the 2014 exploration program followed up on these recommendations.

The standards and blanks results were interrogated, with a view to identifying analytical batches or parts of batches, that failed QC criteria and warranted re-assay. The failed samples from Adumbi were then prioritised, and re-assays were carried out at SGS in Mwanza.

This section of the report describes the QC criteria adopted by the exploration team and presents the re-assay results for Adumbi and discusses its implications. Table 11-2 provides a summary of drill core samples, standards and blanks submitted for assay from the Adumbi, Kitenge and Manzako deposits in the pre-2013 drilling program. Table 11-3 shows Standards submitted with Kilo drill core samples.

Table 11-2: Summary of drill core samples, standards and blanks submitted for assay from the Adumbi, Kitenge and Manzako prospects

Prospect	Samples	Standards		Blanks
		No.	%	No.	%
Adumbi	9,121	221	2.4	338	3.7
Kitenge	12,141	402	3.3	495	4.1
Manzako	7,176	230	3.2	265	3.7
Total	28,438	853	3.0	1,098	3.9

Table 11-3:  Standards submitted with Kilo drill core samples

Standard	Au Grade (g/t)	Prospects
OxE101	0.607	Adumbi, Kitenge, Manzako
OxE74	0.651	Adumbi, Kitenge, Manzako
OxJ95	2.337	Kitenge, Manzako
OxJ64	2.366	Adumbi, Kitenge, Manzako
SJ39	2.641	Kitenge, Manzako
OxL93	5.841	Adumbi, Kitenge, Manzako
OxL63	5.865	Adumbi, Kitenge, Manzako
OxN49	7.635	Adumbi
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To determine whether an analytical result for a particular standard lies within acceptable limits, data was inserted into an Excel spreadsheet dedicated to that standard. A standard control sheet, unique for each standard but which generates chats based on control limits defined on the same general basis. The control limits are defined as 3 x SD (med mr) above and below the mean.  The "SD (med mr)" is the Standard Deviation based on the Median Moving Range, and as shown, provides a more robust estimate than other SD calculations.

Every laboratory reported grade for an inserted standard is plotted on the standard control sheet that corresponds to the specific standard.

The Standard Control Sheet shows the standard assay results and Control Limits in graph format, as shown in Figure 11-1. Standards that fall outside the defined tolerance are considered as failed. In this Performance Chart the last two samples can be seen to plot outside the Control Limits indicated by the red lines.

Figure 11-1: Standard Control Sheet chart showing the assay values, mean and control limits for standard OxN49

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For investigations on a failed standard to provide some comfort to ensure the extent of failure is properly determined, samples that falls between the passing standard before the failed standard and the passing standard after the failed standard are selected for investigation.

The laboratory is then instructed to re-assay the samples between the first accepted standard above the failure to the first accepted standard below the failure, together with the three standards (Figure 11-2). The re-assay results for the standards are then assessed by means of the Standard Control Sheet, and if accepted, the sample results are also accepted and entered into the project database. If any of the re-assayed standards are rejected, the procedure is repeated.

Accepting or Rejecting Assay Data using Standard Results

After using the Standard Control Sheet to determine whether to accept or reject the assay result for a standard, the information is used to annotate the laboratory assay spreadsheet. As shown in the example in Table 11-4, the accepted standard assays are highlighted in green, and the rejected standard assays are highlighted in red.

The laboratory is then instructed to re-assay the samples between the first accepted standard above the failure to the first accepted standard below the failure, together with the three standards (Figure 11.2).  The re-assay results for the standards are then assessed by means of the Standard Control Sheet, and if accepted, the sample results are also accepted and entered into the project database.  If any of the re-assayed standards are rejected, the procedure is repeated.

Blanks

Theoretically a blank will have a gold content below the analytical detection limit, which at most laboratories is 0.01 g/t (10 ppb) for a standard fire assay with a 50 g charge. However, instrumental and analytical errors may occur, and accidental contamination by gold-bearing material is possible, any of which may give a result above the detection limit.

For the current exercise, an upper limit of 0.03 g/t (30 ppb) Au was used for blanks, i.e. results >0.03 g/t were rejected.  The failed blank and associated samples were re-assayed, using the same principles as for failed standards (Figure 11-2).

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Table 11-4: Left: Annotated assay results sheet showing the samples selected for re-assay based on a rejected standard.  Right: Results sheet with re-assay results, showing all results can be accept

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The review resulted in the need for up to 3,820 samples representing 13.4% of the entire drilling database for Adumbi, Kitenge and Manzako to go through another QC process. Of this total number of samples, 1,014 were from the Adumbi deposit, this represented 11.1% of the entire Adumbi database. The preferred samples to be selected for the re-submissions were pulps rejects from the original samples submitted. However, efforts made at the Company's storage facility at Beni, to retrieve the 1,014 samples as pulps yielded 616 (61%) pulps. For the rest of the samples 382 (38%) quarter cores were taken from the remaining half cores that were in the company's storage facility. The remaining 16 (1%) samples could not be obtained, as the hole (SADD0017) from which they were from had been already quartered for metallurgical studies.

The Adumbi samples were re-numbered for re-submission to and Umpire Laboratory other than SGS for analysis. Emphasis was put on similar analytical method (50g Fire Assay charge with AAS finish) as was done on the original samples by ALS. The samples were submitted with an insertion of 12% of quality control material made up of 8% international standards and 4% blanks.

Once the re-assayed results were received, the Kilo team undertook assessment of both the standard and blanks using the same criteria outline above.

Once all checks were done and new re-assayed values were determined as passed, they were compared to the earlier assays for the samples in the earlier database. The comparison in terms of correlational studies were made differently for samples submitted as pulps and those submitted as quarter cores on different grade ranges. In conclusion, the results of the pulps correlated very well with those for the original samples. whereas those for the quarter cores showed some variation. The lesser correlation between results comparing results from quarter cores with those from pulps of an earlier half core was expected as it is a known function of volume variance as well as nugget effect.

The Kilo team upon these observations accessed the impact of substituting the new re-assayed on mineralization intercepts affected in terms of both widths and overall composited intercept grades, they concluded it was not worth replacing the old results in the database with the new ones, as they would not have any significant impact on the overall intercept widths and grades. Minecon is of the opinion that as the re-assays had had all passed the QA/QC test, they should be used to replace the old results and the process should have not just ended with the correlation exercise. The re-submitted samples even for the quarter cores have been submitted with an entire set of samples including pulp splits from the original half core which have gone through QAQC checks and have passed hence they should have replaced the old sample results. The re-assaying exercise affected at least seven holes namely SADD0001, SADD0004, SADD0005, SADD0010, SADD0011, SADD0011, SADD0012 and SADD0017, which went through the mineralized zones and impacted on the interpretation hence replacing the old results with the new ones was necessary.

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2014 to 2017 QAQC Program

During the 2014 to 2017 exploration program, the team continued with a more stringent QA/QC protocols of inserting 8 standards and 4 Blanks in any every 100 samples submitted, i.e. 12% QA/QC samples. It is worth noting that between 2010 and early 2011, Kilo submitted CRM at a rate of four CRMs in a sample batch of 200.

The QA/QC database for the period 2014 to 2017 includes quality control samples inserted into samples collected from diverse sampling methods. Samples included BLEG, rock chip, pit, trench, channel and diamond drill hole samples. A total of 5,973 samples were submitted to the analytical laboratory for assaying. Table 11-5 provides a summary of the samples submitted during the period. A total of 525 standards and 289 blanks inserted during the period and the summarize performance of these QA/QC material are as shown in Tables 11-6 to 11-13.

Table 11-5: Summary of the samples in the 2014-2017 exploration period

SAMPLE TYPE	BLEG	ROCK CHIP	PIT	TRENCH CHANNELS	OTHER CHANNELS	DD	TOTAL
NUMBER	216	419	198	74	355	4,531	5,793

Colonial adits that had earlier been samples were re- surveyed but not re-sampled.

Of the 380 metres of colonial trenches re-opened, 72.2 meters of portions with good alteration known to be associated with mineralization were sampled yielding 74 samples.

The Drilling data count included 998 samples from the pre-2014 drilling program which were sent for re-assaying as described earlier above.

The quality control material introduced with these samples included 525 standards and 289 blanks. The rate of standards and blanks usage as per the number of samples submitted is 9.1% and 4.9% respectively. 171 standards were inserted during the 2014 to 2015 period and 354 standards inserted in the 2016 to 2017 period. Diamond drilling of a total of 38 holes (6907.64 metres) was undertaken during the 2016 to 2017 period on several prospects under the Imbo License including Adumbi West, Kitenge extension, Adumbi South and the four Adumbi deeps holes. Table 11-6 summarizes the drilling undertaken during the period.

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Table 11-6: Summarizes of drilling undertaken in 2016 -2017.

PROSPECT	NUMBER OF HOLES DRILLED	METRES
ADUMBI WEST	11	1,555.45
KITENGE EXTENSION	14	2,169.60
ADUMBI SOUTH	9	1,406.64
ADUMBI DEEP	4	1,775.95
TOTAL	38	6,907.64

A summary of the performance of the QA/QC materials inserted in all exploration activities undertaken from 2014 to 2017 is shown in Table 11-7.

Table 11-7: Summary of performance of QAQC materials inserted in 2014-2017

Blanks		Certified Reference
		Materials (Standards)
Number	Failures No./%	Number	Failures No./%
289	7 or 2.4%	525	30 or 5.7%

The source, type and other properties of the standards used inserted are captured in Table 11-8.

Table 11-8: Source, type, grade of various standard used in 2014 - 2017

CRM ID	Source	Material Type	Expected Grade	95% Confidence Interval
OxA89	Rocklabs	Oxide	0.084	0.0025
OxE106	Rocklabs	Oxide	0.606	0.004
OxG99	Rocklabs	Oxide	0.932	0.006
OxG98	Rocklabs	Oxide	1.017	0.006
Oxi96	Rocklabs	Oxide	1.802	0.012
HiSilK2	Rocklabs	Sulphide	3.474	0.034
SK62	Rocklabs	Sulphide	4.075	0.045
HiSilP1	Rocklabs	Sulphide	12.05	0.130
OxP91	Rocklabs	Oxide	14.82	0.100
SQ48	Rocklabs	Sulphide	30.25	0.170

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The standards used by Kilo considered both a broad grade range and different material type; Oxides and Sulphides, which Minecon considers as good practice. The distribution of the standards across the various projects is shown in Table 11-9.

Table 11-9: Distribution of standards across the Imbo Project

PROJECT	HiSilK2	HiSilP1	OxG98	Oxi96	OxP91	SK62	SQ48	OxA89	OxE106	OxG99	TOTAL
ADUMBI DEEP	14	11	12	15	11	12	11				86
Adumbi - 2014 DD re-assays	19			19			18	18	19		93
ADUMBI WEST (2014-2015)	14			12		4	13	11	13		67
ADUMBI WEST	6	9	12	12	11	10	9				69
ADUMBI SOUTH	6	13	19	13	11	10	13				85
KITENGE EXTENSION	1	8	7	15	11	15	12				69
BLEG (IMBO WEST)								3	3	2	8
NGAZI (PE9692)	4	4	4	3	3	4	5				27
DHAHABU (PE9595)	1	1	2	1		1					6
NANE (PE140)			1	1							2
GAMBI (PE137)		1			1						2
VATICAN	1			2			1				4
KITENGE SENEGAL	1			1		1	2		2		7
TOTAL	67	47	57	94	48	57	84	32	37	2	525

A total of 4.9% (30) of standards and 2.4% (7) of blanks submitted failed at the first submission. The overall performance of the standards is summarized in Table 11-10. Table 11-11 shows the summary of the performance of the standards across the projects.

Table 11-10: Summary of overall performance of Standards used

CRM ID	HiSilK2	HiSilP1	OxG98	Oxi96	OxP91	SK62	SQ48	OxA89	OxE106	OxG99	TOTAL
NUMBER OF TIMES USED	67	47	57	94	48	57	84	32	37	2	525
NUMBER OF PASSES	61	45	52	89	46	55	81	30	34	2	495
NUMBER OF FAILURES	6	2	5	5	2	2	3	2	3	0	30
PERCENTAGE FAILURE	9.0	4.3	8.8	5.3	4.2	3.5	3.6	6.3	8.1	-	5.7

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Table 11-11: Summary of overall performance of standards by deposits and prospects

PROJECT/PROSPECT	CRM USAGE	CRM PASSES	CRM FAILURES	PERCENTAGE FAILURE
ADUMBI DEEP	86	82	4	4.7
Adumbi - 2014 DD re-assays	93	83	10	10.8
ADUMBI WEST (2014-2015)	69	66	3	4.3
ADUMBI WEST	67	67	0	-
ADUMBI SOUTH	85	81	4	4.7
KITENGE EXTENSION	69	65	4	5.8
BLEG (IMBO WEST)	8	8	0	-
NGAZI (PE9692)	27	23	4	14.8
DHAHABU (PE9595)	6	5	1	16.7
NANE (PE140)	2	2	0	-
GAMBI (PE137)	2	2	0	-
VATICAN	4	4	0	-
KITENGE SENEGAL	7	7	0	-
TOTAL	525	495	30	5.7

Figures 11-2 to 11-5 are standard control chart plotted for QA/QC analyses of the various standards used in the Imbo Project.

Figure 11-2: Standard control performance chart for Oxi96 for Imbo Project

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Figure 11-3: Standard control performance chart for SK62 for Imbo Project

Figure 11-4: Standard control performance chart for HiSiLP1 for Imbo Project

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Figure 11-5: Standard control performance chart for HiSiLP1 for Imbo Project

The basic statistics of the blanks submitted as part of the QAQC process is summarized below in Table 11-12.

Tables 11-.12: Basic statistics of blanks submitted as part of 2014 - 2017 QAQC program

FIELD	NSAMPLES	MINIMUM	MAXIMUM	RANGE	MEAN	VARIANCE	STANDDEV
AU	288	0.005	0.09	0.090	0.014	0.000	0.011

Adumbi Deposit Standards Performance

From 525 standards inserted, 86 were inserted into the Adumbi drill hole samples submitted which formed the core of the resource database for Adumbi deposit.

The 86 standards represent 8% of the 1,073 drill holes samples assayed. The summary of the standards used in the Adumbi deposit is captured in Table 11-13. Table 11-14 provides a summary of the performance of the standards used at the Adumbi.

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Table 11-13. Summary of standards used in QAQC program for Adumbi deposit

CRMID	CERTIFIED GRADE	NSAMPLES	MINIMUM	MAXIMUM	RANGE	MEAN	VARIANCE	STAND DEV	3STD
HiSilK2	3.474	14	3.44	3.60	0.16	3.503	0.002	0.040	0.120
HiSilP1	12.05	11	11.70	12.90	1.20	12.491	0.119	0.345	1.035
OxG98	1.017	12	0.98	1.19	0.21	1.033	0.003	0.050	0.150
Oxi96	1.802	15	1.75	1.85	0.10	1.813	0.001	0.025	0.074
OxP91	14.82	11	14.80	16.00	1.20	15.427	0.113	0.336	1.008
SK62	4.075	12	3.52	4.19	0.67	4.012	0.026	0.160	0.480
SQ48	30.25	11	29.40	32.40	3.00	30.873	0.893	0.945	2.835

Table 11-14. Summarized performance of standards used in QAQC program for Adumbi deposit

CRM ID	Count	Certified Grade	Passed	Failed	Comment
HiSilK2	14	3.474	13	1	No re-assay submitted
HiSilP1	11	12.05	11	0
OxG98	12	1.017	10	2	1 failed re-assayed other not re-assayed
Oxi96	15	1.802	15	0
OxP91	11	14.82	11	0
SK62	12	4.075	11	1	No re-assay submitted
SQ48	11	30.25	11	0
Total	86		82	4

Figures 11-6 to 11-12 are standard control chart plotted for QA/QC analyses of the various standards used in the Adumbi deposit only.

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Figure 11-6: Standard control performance chart for OxG98

Figure 11-7: Standard control performance chart for Oxi96

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Figure 11-8: Standard control performance chart for HiSiLK2

Figure 11-9: Standard control performance chart for SK62

Figure 11-10: Standard control performance chart for HiSiLP1

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Figure 11-11: Standard control performance chart for OxP91

Figure 11-12: Standard control performance chart for SQ48

There was a re-assay request made for one of the four Adumbi standards that failed; Samples number 61775 (OxG98) that failed, and the re-assay results passed the QC check so the re-assayed result was used in the database. There was however no re-assay request made for the other three samples 62207 (SK62), 62174 (OxG98) and 61325 (HiSilK2) that failed. For 62174 (OxG98) and 61325 (HiSilK2), the Kilo team were of the view that they had passed when considered within the range of the entire standards of their kind submitted for the entire Imbo Project, hence re-assaying was not necessary. Minecon is however of the opinion that, the domain for the determination of the passing of the standards should have been Adumbi specific and not the entire project samples. The failure of 3 standards in 86 standards submitted represents 3.5% failure, in Minecon's opinion, this is not fatal, but it is necessary for the team to have requested for re-assays. In the absence of the re-assayed result, Minecon carried out visual checks on the adjacent samples to the failed standards to determine the possible impart of the failure on these nearby samples. Though no clear related impact could easily be seen, Minecon will recommend that these samples are retrieved and resubmitted.

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The overall performance of the standards does not exhibit any bias. The frequency of insertion of QC materials is adequate to enable the data to be used for geological modelling and resource estimation.

Blanks

Kilo as part of their QA/QC program, inserted blanks at a rate of four blank samples in every batch of 100 samples. The blanks sourced from Humac Laboratories Tanzania are stored at Adumbi in 50 x 20 litre storage bins in a secured place.

The Kilo team as a way of checking the integrity of the stored blanks did submit blanks collected from 20 different bins and labeled them as normal samples to the SGS laboratory for assaying. The result of the assays received are as shown in Table 11-15. All but one sample number 51255 from bucket 18 return results less or equal to 0.02g/t, which is the accepted upper limit of a blank. The Failed bucket was isolated, investigated, and not used as a blank.

Table 11-15: Results for batch testing of Blanks

Sample number	Assay result (Au g/t)	MW Batch	KGL Batch	Description
51237	<0.01	MW141778	Batch 005	Bucket No. 1
51238	<0.01	MW141778	Batch 005	Bucket No. 2
51239	<0.01	MW141778	Batch 005	Bucket No. 3
51240	<0.01	MW141778	Batch 005	Bucket No. 4
51241	<0.01	MW141778	Batch 005	Bucket No. 5
51242	<0.01	MW141778	Batch 005	Bucket No. 6
51243	<0.01	MW141778	Batch 005	Bucket No. 7
51244	<0.01	MW141778	Batch 005	Bucket No. 8
51245	<0.01	MW141778	Batch 005	Bucket No. 9
51246	<0.01	MW141778	Batch 005	Bucket No. 10
51247	<0.01	MW141778	Batch 005	Bucket No. 11
51248	0.01	MW141778	Batch 005	Bucket No. 12
51249	<0.01	MW141778	Batch 005	Bucket No. 13
51250	<0.01	MW141778	Batch 005	Bucket No. 14
51251	<0.01	MW141778	Batch 005	Bucket No. 15
51252	0.02	MW141778	Batch 005	Bucket No. 16
51253	<0.01	MW141778	Batch 005	Bucket No. 17
51254	0.09	MW141778	Batch 005	Bucket No. 18
51255	<0.01	MW141778	Batch 005	Bucket No. 19
51256	<0.01	MW141778	Batch 005	Bucket No. 20

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Of the 289 blanks inserted, 7 returned grades above 0.03 g/t, which is Kilo's accepted upper limit for blanks grade. The blanks reported minimum and maximum grades of 0.005 g/t and 1.19 g/t. One failed blank reported a grade of 1.19 g/t, which is not a typical grade of a blank. This was discarded after checking the grade of adjacent samples in the same batch 70 (SGS Job number MW141774) with it which report lower grades than it or even blank grades. The sample before it reported a grade of 1.06 g/t and the one after it was <0.01 g/t. Minecon suspects that this could have been due to sample swapping and not contamination. So though included in the list of failed blanks, it has been discarded in any calculations or plots. Kilo made re-assay request for some of the failed other blanks. The failure of 7 blanks represents a 2.4% failure, which Minecon considers satisfactory. Figure 11-14 shows a performance chart of all blanks inserted in the 2014 to 2017 program. Table 11-16 displays the results of the failed blanks.

It was however noted that a further 12 samples returned with grade of 0.03 g/t (Table 11-16), this could have sent the percentage of failed blanks to 6.6%. Minecon considers an upper limit of 0.02 g/t as tolerable for blanks. Minecon will therefore recommend that any blank reporting a grade of greater than 0.02g/t be flagged as failed and a re-assay request made for the sample and 3 adjacent samples before and after the failing blank. Minecon after checking the neighbouring samples of the failing blanks does not think that there was any significant cross contamination of the samples during the sample preparation process. Minecon will however recommend that re-assay request be sent for all failing blanks. Upon receipt of re-assayed results, a decision can then be made on whether to replace results of adjacent samples in the database. Minecon also noted that there were some extra 12 blanks listed as inserted for which there were no results provided in the database. These blanks were investigated with respect to their adjacent samples.

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Table 11-16: Results of failed blanks

Sample number	Assay result (Au g/t)	SGS Job No.	Kilo Batch No.	PROJECT/PROSPECT
61540	0.03	MW170761	Batch 076	ADUMBI DEEP
61990	0.03	MW171154	Batch 081	ADUMBI DEEP
56309	0.03	MW142179	Batch 009	ADUMBI PRE-2014 CORES RE-ASSAYS
56334	0.03	MW142179	Batch 009	ADUMBI PRE-2014 CORES RE-ASSAYS
56709	0.04	MW142183	Batch 013	ADUMBI PRE-2014 CORES RE-ASSAYS
57034	0.04	MW142186	Batch 016	ADUMBI PRE-2014 CORES RE-ASSAYS
56687	0.08	MW142182	Batch 012	ADUMBI PRE-2014 CORES RE-ASSAYS
57087	0.09	MW142192	Batch 019	ADUMBI PRE-2014 CORES RE-ASSAYS
57298	0.03	MW162448	Batch 041	ADUMBI SOUTH
57824	0.03	MW162451	Batch 044	ADUMBI SOUTH
59248	0.03	MW170400	Batch 059	ADUMBI WEST
59374	0.03	MW170401	Batch 060	ADUMBI WEST
59398	0.03	MW170401	Batch 060	ADUMBI WEST
59916	0.03	MW170595	Batch 069	ADUMBI WEST
61166	0.03	MW170597	Batch 071	ADUMBI WEST
51982	0.07	MW150667	Batch 033	ADUMBI WEST
51254	0.09	MW141778	Batch 005	ADUMBI WEST
51162	1.19	MW141774	Batch 001	ADUMBI WEST
66890	0.03	MW171641	Batch 092	NGAZI

Figure 11-13. Performance chart of all blanks inserted in the 2014 - 2017 program.

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Duplicates

The Kilo QA/QC program did not include the submission of any duplicates. For drill cores, half cores were sent to the Mwanza laboratory for preparation and assaying and Kilo decided to keep the other half for further studies including metallurgical studies.

Duplicates are vital in QA/QC programs as they assist in determining the repeatability or variability even at the local stage (nugget effect) inherent with sampling the same interval and detecting sample number mix-ups and even sample swapping.

Minecon strongly recommends that Loncor incorporate the use of duplicates in the QA/QC program. Duplicates should be inserted at rate of one in any 50 samples submitted. Just like the way standards of variable grade ranges are used to monitor the laboratory precision in various grade ranges, the duplicates selected should be within potential mineralized zones with varying grade ranges, to test the repeatability of grades in a wider range of grades. Duplicates selected should be labelled in a disguised manner so the laboratory cannot detect they are duplicates. Duplicate samples can be field (core, trench or underground), coarse (crushed reject), or pulp (pulverized reject) duplicates.

Inter Laboratory Checks

For the period 2014 to 2017, Kilo did not submit any samples for inter-laboratory or refereeing checks. Inter-laboratory checks are essential in comparing the repeatability of grades of different splits of the sample by different laboratories. Kilo in the pre-2014 exploration program period sent some 296 Kitenge and Manzako pulps to SGS Johannesburg Laboratory for referee or umpire checks.

Now that Loncor is using SGS Mwanza laboratory as the main laboratory, another laboratory (not a branch of SGS), such as ALS Chemex could be used as an umpire laboratory. The umpire laboratory should be asked to analyse the samples using the sample analytical method the principal laboratory employed to facilitate comparison of the results obtained from the two different laboratories. The selection of samples for the refereeing test work should ensure that samples within several grade ranges are selected so the performance of the two laboratories could be compared within different grade ranges. In case the Company does not have an on-site sample preparation facility then coarse or preferably pulps rejects from the principal laboratory could be requested for and once received re-labelled and sent with QC materials like standards and blanks to the umpire laboratory. The use of pulps will be ideal as pulps tend to be a more homogenized split of the original sample and hence a better to compare matrix. This exercise should be at least on quarterly basis or at the end of a drilling program but should be before the next resource modelling stage. Minecon does not consider the re-assay submissions of pulps and quarter cores done by Adumbi Holdco in 2014 as QA/QC checks for the pre-2014 drilling phase as adequate refereeing checks for the drilling undertaken in 2017.

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Review of External Laboratory Internal QA/QC Program

SGS Laboratory Mwanza uses Standards, Blanks, Duplicates and Replicates as part of their internal QA/QC checks. The frequency of the QC materials usage are as follows:

  Standards in a batch of 50 samples
  1 preparation blank (prep process blank) in every 50 samples
  1 Regent blank in every 50 samples
  1 weighed replicate in every 50 samples
  1 preparation duplicate (Re-split) in every 50 samples

Minecon has reviewed the internal QC reports submitted by SGS Laboratory during the period they processed Kilo samples and find them all in order. Hence, there is no evidence of contamination or lack of precision in the laboratory processes.

A diverse grade range of standards from low grade through medium the higher-grade standards were used and all passed the QA/QC protocol. As well, all blanks inserted by SGS during the period passed, reporting no grade above 0.02 g/t.

Duplicate correlation graphs showed high repeatability of results with high correlation co-efficient in the 0.999 ranges

Replicates also confirmed good repeatability

Appendix 11-1 is the SGS internal QC report for Kilo for the year 2017.

11.3. Security

For the period 2014 to 2017, the Kilo exploration team submitted all samples to the analytical laboratory for both sample preparation and chemical analysis. No employee, officer, director, or associate of Kilo carried out any sample preparation on samples from the Imbo exploration program.

Drill core was transported from the drill site by Kilo vehicle or helicopter, to the secure core yard facility at the Adumbi Base Camp. Initially, all samples collected for assaying were retained in a locked secure shed until a company vehicle to the administrative office in Beni dispatched them. A commercial freight forwarding agent then transported the samples from Beni to ALS Mwanza, Tanzania, for sample preparation.

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Dispatch forms follow the samples from the field to the laboratory for analysis to verify each step of the process and to ensure that all samples are accounted for. SGS laboratory on their part send samples reconciliation forms upon receipt of any batch of samples sent by Kilo through the forwarding agents to be sure no sample loses or reduction occurs. All half core was indexed and stored at the secured core storage facility at the Adumbi Camp.

11.4. Recommendations

Minecon recommends the following:

  Acquisition of a proper database software and a dedicated database administrator to handle the Imbo project data, which will ensure that the database is better organized for querying and reporting and ensure that the right access controls are in place to safeguard the sanctity of the database. Minecon went through many difficulties trying to collate and analyze the database provided in separate excel files, which were essential for resource estimation works.
  More frequent and timely communications between the Loncor team and the analytical laboratories to resolve QA/QC issues that arise in the course of the exploration activities. Re-assay request for failed standards or blanks must be made in a timely manner and all the paper trail supporting it is properly captured using the database software.
  Although there is an industry standard QA/QC program in place, there is the need to implement it fully with the necessary follow ups, again an appropriate database system will facilitate this process.
  Even though, there is a completed and useful QA/QC verification process like the re-assaying of failed samples of the 2014 DD drilling, the Company must ensure that the data that has passed the QA/QC test replaces the old dataset in the database with the appropriate paper trial to back any changes made. It is not enough to only run correlation analysis with quality data and leave it there.
  Inclusion of duplicates in the QA/QC protocols of and routine inter-laboratory (umpire laboratory checks), to ensure a more robust database is built.
  Request for the analytical laboratory to submit report of their internal QA/QC reports more frequently than on annual basis. Quarterly reports will do but if sampling submission rate increases then the norm should be monthly report. This will help among other things to ensure that any bias or trends in the samples prep and analysis programs are dealt with in a timely manner.
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  The use of specific ranges of sample tickets for works undertaken on specific projects. The Company should have further subdivision within the chosen ranges for the different sample types collected to ease database querying, error detection, filtering and analysis.
  Improvement of the batch naming currently used to include a letter, which is unique to a specific project and used to identify each sample batch to enhance tracking and data segregation for QA/QC work. Mixing of different project samples in single batches submitted should be avoided to enhance QA/QC check.
  When generating of the QA/QC standard control plots for a project or deposit, the Company should use only results of standards submitted for the particular project to generate the charts. They should not include results of samples from other projects, as the moving average method will unduly broaden and relax the control limits thus providing undue tolerance for standards that would have failed QA/QC checks.
  The Company should consider re-using the on-site sample preparation laboratory, which has been lying idle for some years since it will help with enforcing stricter QA/QC policing on the analytical laboratory, standards and ordinary samples will be in the same matrix thus making it more difficult for an external laboratory to detect it. Issues of duplicates will be better handled with a sample preparation laboratory. Some concerns about shortage of samples for other important studies could as well be managed as both coarse and pulp rejects in addition to the half or quarter cores will be available for use.
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12 DATA VERIFICATION

12.1. Site Visit

A site visit was carried out by Daniel Bansah, Chairman and Managing Director of Minecon, from February 12 to 20, 2020. On the trip was Denis Sengi, Minecon's Senior Resource Geologist. Tasks undertaken during the visit. include, technical inspection of the site, inspection of some drill core, and discussions with the following site technical personnel:

  Fabrice Matheys (General Manager).
  Bel Mapendo (Senior Exploration Geologist) and
  Patient Zamakulu (Senior Exploration Geologist).

The Minecon Team also reviewed all the work carried from 2014 to date including work carried out following RPA's 2014 recommendations, but not limited to the sampling and drill site protocols and security as well as QA/QC issues, and the ALS Minerals onsite sample preparation facility. Minecon in consultation with the on site technical personnel and General Manager, also planned and set out the 12 proposed infill and deep drill holes.

The following list summarizes Minecon's site visit comments with reference to CIM Exploration Best Practices Guidelines:

  Qualified Person - The Loncor General Manager, Fabrice Matheys is a very experienced geologist with many years of DRC exploration experience, particularly on the Ngayu greenstone belt. With regards to some of the concerns raised, it is important Loncor works with experienced geological and engineering consulting companies to advance the project up the value curve.
  Geological Concept - Loncor has developed a robust geological deposit and structural model that will guide future exploration from target generation, drilling and evaluation. Review of the results of the four deep holes drilled in Adumbi in 2017, confirms the down-plunge extension of the mineralization.
  On-site Sample Prep and QA/QC controls - The on-site sample prep laboratory was originally set up and managed by ALS Minerals with the requisite standards but has not been operational since November 2013. Minecon would be willing to provide guidelines to re-start the on-site sample preparation laboratory and provide the needed recommendations to improve QA/QC procedures to align with Industry Standards. Minecon understands that, future analysis will be carried out by the SGS Mwanza analytical laboratory in Tanzania. Minecon would be willing to work with SGS to review and carry out an independent audit of the preparation laboratory prior to the start up of the use of the facility, followed by quarterly reviews and operational audit by SGS.
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  Data Capturing and Standard Operating Procedure - In Minecon's opinion, Loncor has a comprehensive procedural manual SOP for all data capture. Minecon is however concerned with the management of all exploration data. Minecon recommends that Loncor accelerate the process of establishing a centralised database management system that is more secured instead of the storage of data in excel format.
  Core photograph - Minecon recommends a modified platform that will allow core photos to be taken from a fixed location with a stationary camera with enhanced and consistence resolution.
  Sampling - Sampling procedures are appropriate to deposit style. Samples are collected under the supervision of key technical personnel who are trained by the QP. Key personnel understand why they employ the various sampling methods. Duplicate sampling has been introduced to raise the QA/QC measures to best industry standards.
  Drilling - Drilling procedures appear appropriate to deposit style. Core recovery in the weathered profile (oxide) is poor. Steps should be taken to ensure excellent recoveries are achieved during the infill drilling or better still, an appropriate RC rig should be secured to manage the shallow infill holes.
  Sample Security - Sample storage and sample security procedures are found to be robust and appropriate.
  Database Management Audit- Minecon identified some minor issues with the excel database that was used for the modelling and estimation. These include QC records with unmatched drill records and mismatched drill dates between tables. The recruitment, training and mentoring of database administrators is highly recommended. Minecon also recommends periodic independent database audits by external technical consultants to ensure that that the database is in good order and that minor data issues can be identified and fixed. Following the external audit of the database, a compliance certificate can be issued.
  Health, Safety, Environment and Community (SHEC) - SHEC procedures currently in place on site need improvements and site-based protocols and reporting better structured. The reporting of "near misses" should be noted and given, since this is one of the key strategies to avoid a future potential fatality. Gear related to personal protective equipment (PPE) is adequate for this level of exploration program on site. Steps should be taking to systematically backfill all open trenches. Minecon also recommends a structured and a more routine engagement with community and other stakeholders including government structures even though community relations at local, district, provincial and central government level appear good
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12.2. Drill Hole, Trench and Adit Data

Currently, all forms of Project data are stored in Excel and other data formats and not in a secured industry standard database system.

The Datamine Studio RM version 1.6.8.7.0. ("Datamine") software has been applied by Minecon on the modelling data for verification, validation and manipulation of the Adumbi drill holes, Adit and trench data using the inherent verification, validation and Manipulation Protocols within the Datamine software.

Irrespective of the clean ups carried by RPA, further verification and validation exercises were conducted, including "from and to intervals" and "end of hole depths". Some verification on the lithologic description of two of the zones on one hole was reviewed with site geologists and was modified to conform to the lithology of that section from drill core.

Statistical manipulation of the uploaded assay data from the submitted databases showed that several samples had Au grades of 0 recorded against them. Further checks need to be done to verify these as analytical laboratories do not report 0 g/t Au.

12.3. Independent Audit and Witness Sampling

Minecon independently reviewed and audited the Adumbi database. During the audit, Minecon identified that the majority of the resource database was stored on Excel datasheets and was in good order and only minor data issues were identified. All data that was flagged as having minor issues, was isolated and corrected before being released and added to the database. Minecon recommends that a centralised database repository system is set up to manage database and to minimise any future errors.

No independent witness sampling was carried out during the visit. Minecon has therefore relied on the previous independent witness samples collected and analysed during RPA's site visit of 2013 and concur with the conclusions of that study.

12.4. Discussion

Minecon recommends that industry standard secured centralised database repository and management system is acquired by Loncor without further delay. This will ensure data security and will minimise potential data errors.

A full-time database administrator should be employed at site to manage the database. Daily and weekly backups will have to be made and stored on site. Copies of monthly and quarterly back-ups will have to be sent off site to the Company's head office in Canada.

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A customised front-end application will have to be designed for data entry, reporting, and viewing via Open Database Connectivity (ODBC), which utilises the data validation procedures from the central database. All other geological software databases on site use will have to be linked to retrieve information from a Centralised repository.

Validated assay data from the assay certificates will be imported directly from the laboratory. This task can only be undertaken by only fully trained and authorised network users.

12.5. Recommendations

Minecon recommends that industry standard secured centralised database repository and management system is implemented by Loncor without delay.

13 MINERAL PROCESSING AND METALLURGICAL TESTING

13.1. Adumbi

In 2011, Wardell Armstrong International (WAI) undertook metallurgical characterization testwork on the Adumbi deposit. This was based on 189 quarter core samples taken over a strike length of 650 metres and composited into three oxidized and three sulphide samples (WAI, 2011).

The characterization program consisted of both gravity separation and cyanide leaching, with the cyanide leaching performed on the direct feed and gravity tailings. In addition, the oxide samples were subjected to coarse bottle roll testing to determine amenability to heap leaching.

Results of the testwork showed that for five of the six metallurgical composites tested, the highest gold recoveries were achieved using a combination of two-stage gravity separation, performed at 500 µm and 100 µm, followed by cyanide leaching of the tailings with values reaching a maximum of 94.3% for the oxide material and 96.2% for the sulphide material.  Results of the testwork are summarized in Tables 13-1 and 13-2.

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Table 13-1:  WAI Metallurgical Test Work Results - Gold Recoveries

	Location Relative to		Gravity Testing
WAI Composite No.	Oxide/Transition Model Contact	Transition/Sulphide Model Contact	Gravity Separation (% Recovery)	Tallings Leach (% Recovery)	Combined (% Recovery)	Cyanidation Testing Conventional Leach
Oxide 1	0m to 100m above	N/A	46.1	46.2	92.2	80.6
Oxide 2	60m above to 75m above	N/A	33.7	60.6	94.3	86.8
oxide 3	50m above to 80m above	N/A	32.8	59.4	92.2	90
Oxide Averages	0m to 100m above	N/A	37.5	55.4	92.9	85.8
Sulphide 1	N/A	130m below to 140m below	5.6	37.3	42.9	38.2
Sulphide 2	N/A	15m below to 50m below	35	57.5	92.5	93.8
Sulphide 3	N/A	0m to 50m below	36.6	59.6	96.2	87.3
Sulphide Span	N/A	0m to 140m below	25.7	51.5	77.2	73.1

Table 13-2: WAI Metallurgical Testwork Results - Bond Mill Work Indices

Material	Bond Ball Mill Work Indices (kWhr/tonne)
Oxide	10.46
Sulphide	11.76

No additional metallurgical testworks have been undertaken post 2014. Samples collected in 2017 for metallurgical testwork were not  submitted and as these have been exposed for some time with possible oxidation, it is planned to have new core samples from the 12 proposed deep drilling program submitted for metallurgical studies.

13.2. Kitenge and Manzako

No metallurgical characterization testwork has been carried out on the Kitenge or Manzako deposits. Historical Belgian and current artisanal mining demonstrate the potential for gold recovery.

13.3. Recommendations

Minecon recommends that further scoping level metallurgical testwork be conducted on Adumbi samples from the proposed drill holes.

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14 MINERAL RESOURCE ESTIMATES

14.1. Summary

The updated Mineral Resource estimate for the Adumbi deposit has been prepared by Minecon according to the guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) 2014 Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) Standards) as incorporated in NI 43-101.

In November 2013, RPA compiled Mineral resources estimates for the Adumbi, Kitenge and Manzako deposits with a drill hole database cut-off date of November 15, 2013. A total of 1.675 million ounces of gold (20.78 million tonnes grading 2.5 g/t Au), was outlined for the three deposits of Adumbi, Kitenge and Manzako and this was reported with an effective date of December 31, 2013 (Table 14-1).

Table 14-1: Inferred Mineral Resource Estimate of Adumbi, Kitenge and Manzoka Deposits

Effective date: December 31, 2013

Deposit	Tonnes	Gold Grade	Contained Gold
	(million)	(g/t Au)	(x10[3] oz)
Adumbi	19.11	2.20	1,362
Kitenge	0.91	6.60	191
Manzako	0.77	5.00	122
Total	20.78	2.50	1,675

 Notes:

1. CIM definitions were followed for Mineral Resources.

2. Mineral Resources were estimated at a cut-off grade of 0.90 g/t Au for Adumbi, constrained by a Whittle pit shell with a processing and G&A cost of US$30/t. A cut-off grade of 2.70 g/t Au was used for Kitenge and Manzako based on potential underground mining scenarios.

3. Mineral Resources were estimated using a long-term gold price of US$1,200 per ounce.

4. A minimum mining width of two metres horizontal was used.

5. A maximum of four metres internal waste was used.

6. Adumbi bulk densities of 1.8 for oxide, 2.2 for transition and 3.0 for sulphide materials were used.

7. Kitenge and Manzako bulk densities of 1.7 for oxide, 2.2 for transition and 2.7 for sulphide materials were used.

8. High gold assays were capped to 18 g/t Au for Adumbi, 50 g/t Au for Kitenge and 50 g/t Au for Manzako, prior to compositing at two metre intervals

At Adumbi, the most advanced deposit on the Imbo Project, RPA made some key recommendations to be undertaken going forward on the exploration data used for the estimation process. As part of the next phase of the exploration program, Kilo from 2014 to 2017 followed up on these technical recommendations. The works undertaken on Adumbi during the period, included but were not limited to:

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  four additional deeper drill holes to confirm the down dip/plunge extent of the mineralization, survey and georeferencing of drill hole collars, trenches, and accessible adits/portals to improve the accuracy of the survey data, re-logging of all the drill holes resulted in distinct geological and mineralization domains, and placed increased emphasis on the creation of a robust geological model and refined oxidation (base of complete oxidation (BOCO) and top of fresh rock (TOFR)) surfaces with improved confidence.
  increased sample population coupled with the application of a more rigid Relative Density (RD) determination procedure resulting in relative higher RD determinations in the oxide and transition material, and slightly higher RD determination for the fresh material, accurate surveying and detail review of the sampling of the 10 historical adits (796 adit samples totalling 1,121 metres) resulting in improved data spacing with improved confidence.

Minecon has independently reviewed and checked for reasonableness all the technical work undertaken between 2014 and 2017 following the recommendations made by RPA in their February 2014 NI 43-101 technical report and have prepared an updated Mineral Resource estimate of the Adumbi deposit. Table 14-2 summarizes the updated Inferred Mineral Resource estimate of Adumbi deposit as of April 17, 2020.

Table 14-2: Inferred Mineral Resource Estimate of Adumbi Deposit

(Effective Date: April 17, 2020)

Material Type	Tonnes	Gold Grade	Contained Gold
	(million)	(g/t Au)	(x10[3] oz)
Oxide	3.82	2.44	300
Transitional	3.32	2.69	290
Fresh	21.82	2.28	1,600
TOTAL	28.97	2.35	2,190

Notes:

1. CIM definitions were followed for Mineral Resources.

2. Mineral Resources were estimated at a block cut-off grade of 0.90 g/t Au, constrained within a Whittle pit shell with a processing and G&A cost of US$30/t and average mining cost of US$2.5/t mined.

3. Mineral Resources were estimated using a long-term gold price of US$1,500 per ounce.

4. A minimum mining width of two metres horizontal was used and a maximum of four metres internal waste was used.

5. Bulk densities of 2.45 for oxide, 2.82 for transition and 3.05 for Fresh materials were used.

6. High gold assays were capped to 18 g/t Au, prior to compositing at two metre intervals.

7. Estimated historical mining has been removed.

8. Numbers may not add up due to rounding.

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The Imbo Project, Inferred Mineral Resource for the Adumbi, Manzako and Kitenge deposits now totals 2,503,000 ounces of gold (30,650,000 tonnes grading 2.54 g/t Au) and is summarised in Table 14-3. For the purposes of this study, no modelling work was carried out on the Kitenge and Manzoka deposits. Reference is therefore made to RPA 2014 study on the estimates reported for Kitenge and Manzaoka.

Table 14-3: Inferred Mineral Resource Estimate of Adumbi, Kitenge and Manzoka Deposits

Effective date: April 17, 2020

Deposit	Tonnage	Gold Grade	Contained Gold
	(million)	(g/t Au)	(x10[3] oz)
Adumbi	28.97	2.35	2,190
Kitenge	0.91	6.60	191
Manzako	0.77	5.00	122
TOTAL	30.65	2.54	2,503

Notes:

1. CIM definitions were followed for Mineral Resources.

2. Mineral Resources were estimated at a block cut-off grade of 0.90 g/t Au for Adumbi, constrained within a

    Whittle pit shell with a processing and G&A cost of US$30/t. For Kitenge and Manzako, reference is made to the RPA Technical Report where a cut-off grade of 2.70 g/t Au was used based on potential underground mining scenarios.

3. Mineral Resources for Adumbi were estimated using a long-term gold price of US$1,500 per ounce. The

    Mineral Resources for Kitenge and Manzako are based on the RPA Technical Report where a gold price of US$1,200 was used

4. A minimum mining width of two metres horizontal was used and a maximum of four metres internal waste was used.

5. Bulk densities of 2.45 for oxide, 2.82 for transition and 3.05 for Fresh materials were used for Adumbi. For

    Kitenge and Manzako, reference is made to the RPA Technical Report, where bulk densities of

    1.7 for oxide, 2.2 for transition and 2.7 for sulphide materials were used.

6. High gold assays were capped to 18 g/t Au for Adumbi, prior to compositing at two metre intervals. For

    Kitenge and Manzako, reference is made to the RPA Technical Report where assays were capped to 50 g/t Au, prior to compositing at two metre intervals.

7. Estimated historical mining has been removed.

8. Numbers may not add up due to rounding.

14.2. Approach

The Adumbi model has been built using wireframes generated for mineralized zones interpreted based on 0.50g/t Au cut-off grades. Wireframing considered geological understanding of the orebody and grade continuity. Wireframes were used to constrain the block model grade interpolation. Minecon and Loncor on site geologists worked together using interpretation from cross sections and horizontal flysch plans of the geology and mineralization to guide the final Adumbi 3-D wireframe generation. Minecon used 10-metre interval georeferenced contours provided by Loncor to generate a digital terrain model. A capping of 18 g/t Au was applied on 2m composited samples to improve the reliability of the block grade estimate. Capping affected approximately 1% of the samples.

Ordinary Kriging was used to interpolate grades into the block model. After grade interpolation, Minecon used visual inspection in sections and plan views together with other validation methods to ensure that the resultant model reflected the drilling database used. All blocks with grades above cut-off grade within the Whittle open pit shell truncated at the surface by the topography were reported as open pit Mineral Inventory. Historical mining based on estimates used in the RPA 2014 NI43-101 report was depleted from the final resource estimates, as there has been no further studies undertaken on depletion by artisanal mining since the RPA 2014 technical report.

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The definitions for Mineral Resource categories used in this estimate are consistent with those set out in the (CIM) 2014 Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) Standards) as incorporated in NI 43-101.

The Adumbi Mineral Resource is classified as Inferred due to drill hole sectional spacing of 80m and even wider in the down plunge of the mineralization.

14.3. Resource Database

A total of 50 diamond drill holes made up of 46 re-logged and 4 newly (2017) drilled holes totalling 11,440.53m and 8,831 assays were used in the Adumbi mineralization and geological interpretation, and resource model creation. The re-logged and georeferenced database ensured that all abandoned holes were excluded from the provided database for modelling. The four new deep holes drilled in the 2017 exploration program intersected significant grades that supported the down dip/plunge extension of the mineralization. Table 14-4 shows some of the significant intercepts from the four drill holes drilled in 2017.

Table 14-4: Significant intercepts from 4 drill holes drilled in 2017

Borehole ID	From (m)	To (m)	Intercept Width(m)	True Width(m)	Grade (g/t) Au
SADD50	434.73	447.42	12.69	10.67	5.51

SADD51	393.43	402.72	9.29	6.54	4.09

SADD52	389.72	401.87	12.15	7.01	3.24
	419.15	428.75	9.60	5.54	5.04

SADD53	346.36	355.63	9.27	5.70	3.71
	391.72	415.17	23.45	14.43	6.08

The database included nine re-surveyed adits with total length of 1,121m yielding 868 assayed samples. Trench and adit data have been used to support the geological and mineralization interpretation and in the grade interpolation process. All 50 drilling holes intersected the interpreted mineralization within which 2,927 samples (33.1% of all drill hole assays) were selected by the mineralization wireframe.

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Table 14-5 shows some basic statistics on the number of samples in the database that informed the interpretation and the number of each type of samples that has been captured in the mineralization wireframe. Table 14-6 shows a simple count of distribution of mineral intercept over various lithologies at Adumbi.

Table 14-5: Basic Statistics of All Adumbi Samples and Selected Samples within Wireframes Model

FIELD	# of Samples	MIN	MAX	MEAN	VAR	LOGVAR	COV	DESCRIPTION
AU	8831	0.01	117.00	0.82	13.56	4.23	4.48	ADUMBI ALL DD LOG SAMPLES
AU	2927	0.01	117.00	2.15	31.74	2.99	2.62	ADUMBI SELECTED DD SAMPLES WITHIN ORE WIREFRAME
AU	868	0.01	12.40	0.29	0.70	3.57	2.87	ADUMBI ALL RE-SURVEYED ADIT LOG SAMPLES
AU	203	0.01	12.40	0.95	2.18	2.48	1.55	ADUMBI SELECTED RE-SURVEYED SAMPLES WITHIN ORE WIREFRAME
AU	1010	0.01	12.80	0.37	0.82	2.04	2.42	ADUMBI ALL TRENCH LOG SAMPLES
AU	262	0.02	12.80	0.99	2.35	1.67	1.54	ADUMBI SELECTED TRENCH SAMPLES WITHIN ORE WIREFRAME

Table 14-6: Distribution of mineral intercept over various lithologies at Adumbi

LITHOLOGY	BIF	RP	CS	QCS	CBS-FW	QV	CBS-AS	BCH	IQCS
INTERCEPT COUNT	1249	382	376	283	281	162	112	42	40

14.4. Bulk Density

Minecon applied the revised Relative Densities of 2.45 for oxide, 2.82 for transitional and 3.05 for fresh rock to the block model for tonnage estimation.

In the RPA 2013 modelling exercise, mean bulk density values per oxidization level and deposit were calculated from specific gravity measurements undertaken in 2013 by Kilo geological personnel using the water immersion method. RPA noted that the total number of specific gravity measurements taken on samples within the resource wireframes particularly within the oxides was low.

In 2014, the Kilo team based on RPA recommendation, undertook a holistic review of the existing RD measurements. As part of the review more rigid RD determination procedure was employed and up to 5,385 RD measurement were undertaken by the Kilo team, involving samples across all the various material types. The new RD measurements from both mineralized and unmineralized material and from the various material types and lithological units have improved the confidence in the relative RD determination to be applied to any resource estimates. Relative to the 6 oxide RD measurements used for tonnage estimation in the RPA model, 297 oxide RD measurements within the mineralized domain were undertaken during the review work. For the transition and fresh material, equal numbers of determinations relative to the previous process were undertaken.

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The RD studies details of which are provided in the report below shows some significant differences; a positive variance between the previous model RD and the reviewed work for the oxide and transition materials.

Minecon has reviewed the process and agree with the use of the new RD measurement. Table 14-7 are the RD measurements used for the Minecon resource estimation.

Table 14-7: RD used for Minecon resource estimation

Type	Mineralized		Unmineralized
	No. Samples*	RD	No. Samples*	RD
Oxide	297	2.45	882	2.26
Transition	178	2.82	601	2.54
Sulphide	796	3.05	1953	2.83

*Excludes samples which were not assayed

Table 14-8 details the relative percentage difference between the previous and updated mineralised average RD measurements for the Adumbi deposit.

Table 14-8: Comparison of Previous and Updated Mineralised Average RD Measurements for Adumbi Deposit

Material Type	RD used in Previous RPA Model	RD Determinations Used in Current Minecon Model	RD Variance (%)
Oxide	1.80	2.45	36.1
Transition	2.20	2.82	28.2
Fresh	3.00	3.05	1.7

14.5. Wireframe and 3D Modelling

Wireframe models of the geological domains aided in the interpretation and modelling of the mineralization and grade continuity studies as well as to constrain the block model interpolation. A joint team of Minecon and Loncor's onsite geologists undertook the interpretation of the various zones, which aided the creation of the Adumbi Model. The software used to build the model was Datamine. The mineralization is structurally controlled. Other models including the redox surfaces and the digital terrain were modelled using the triangulation tools available in Datamine.

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Geological Wireframe and Modelling

A lithological model was created and used to guide the mineralization modelling. It is worth noting that, all the major lithologies contained some level of mineralization but with variable average grade, some of which is below the mineralization cut-off grade.

The primary Adumbi data made up of a combination of drill holes, trenches and the re-surveyed adits was Desurveyed in the Datamine software and plotted. Geological and mineralization interpretation was undertaken in both sections and flytches by a combined team of Minecon and on-site geologists.

Interpretation of the Adumbi mineralization was developed using a 0.5g/t Au sample cut-off. Cross sections were generated on 040 bearing along a mineralization trending 130 degrees. Sections lines were on drill fences spaces between 60 to 95 metres with average spacing of 75 metres. The interpretations were digitized in Datamine software and strings were snapped to drill holes. Where necessary, simplification of the mineralized outlines was undertaken using assay values lower than the cut-off grade of the material to ensure geological continuity, tolerating up to 4 metres of internal waste. There were three main mineralized zones (Zones 1, 2 and 3) observed in the Adumbi central area (counting the zones from the footwall). Whilst digitizing the ore perimeter strings, the zone 2 was split into two zones named 2U and 2L thus making a total of 4 zones. This split was necessary to avoid the inclusion of wider than 4 metre internal low-grade bands. Zones 1 and 2 are separated by the Carbonaceous Marker, which is essentially unmineralized. Generally, Zone 1 is within the Lower BIF sequence, Zone 2 in the lower part of the Upper BIF Sequence and Zone 3 is a weaker zone in the upper part of the Upper BIF Sequence. Figure 14-1 is a section through BH SADD0004, 0016, 0019, 0017 and 0050 showing the interpreted ore outline.

Towards the southeastern end around the Canal prospect, there is another footwall-mineralized zone thus making five zones. Figure 14-2 is a flytch at RL560 showing ore outline interpretation.

The trench and adit information were used to assist with the up-dip continuity of the interpretation where drill hole information was lacking but trench or adit data indicated the continuity of the mineralization. Down-dip extrapolations beyond the limits of drilling was done to ensure consistency in shape and orientation with due consideration to available geological knowledge. In such instances, up to 100 metre extension was done on some sections, and to ensure continuity along strike extrapolations were 40 metres. All the digitized strings were linked to create the 3-D mineralized wireframe. The strike length of the mineralized wireframe is 2.3km. Figure 14-3 is a 3-D-view of the Adumbi mineralization wireframe.

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Digital Terrain Model

At Adumbi, Minecon used 10-metre interval georeferenced contours to generate a digital terrain model (DTM) in Datamine software.

At the time of compiling this report, a new and more accurate DTM covering the Imbo Project was developed from a LiDAR survey flown over the property in March and is currently being processed. This new DTM model will be used for the next phase of exploration work and in subsequent geological modelling and resource estimations.

Redox Surfaces and Modelling

Oxidation and transition surfaces were created by digitizing them as per the 2014 re-logging exercise. The Base of Complete Oxidation (BOCO) and Top of Fresh Rock (TOFR) from each of the drill holes was undertaken on the drill sections. The digitized surface interpretation string from each of the sections were linked to create wireframe surfaces in Datamine. The surfaces were used to distinguish between oxides, transition and fresh material.

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The re-logging of the core as per the RPA recommendations identified major differences between the re-logged depths of BOCO and TOFR, as compared to the interpreted depths used by RPA in the 2013 model. The BOCO used by RPA is up to 75 m too shallow. In the RPA model, the BOCO was negligible and the TOFR corresponded approximately to the re-logged BOCO. As a result, an insignificant oxide resource was estimated in RPA's 2013 estimate for Adumbi (29,000 oz Au). The deeper levels of oxidation observed during the re-logging exercise, has had positive implications with respect to ore type classification and potential metallurgical recoveries, mining and processing cost estimates. Figure 14-4 is a typical section showing the differences between the RPA redox surface and the re-logged surface.

Figure 14-4: Sections through Adumbi model showing relative location of Redox surfaces used by RPA Vrs Surface used by Minecon

14.6. Assay Capping

To avoid undue influence of random anomalous high grades on the resource determination, Minecon prepared histograms, probability plots and other graphs and used it to study the various grade distribution of the selected samples. Selected samples within the Adumbi mineralization wireframe were composited to 2m. The assay grades appear reasonably independent of sample length (Figure 14-5), and thus allows for capping based on grades. The studies indicated the possibility of using a capping. A suitable capping of 18g/t Au of the selected samples after studying the distribution from the histogram (Figure 14-6), frequency log-grade graph (Figure 14-7) and probability plot (Figure 14-8) was applied to improve the reliability of the block grade estimates.

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Figure 14-5: Plot of Adumbi selected samples grade vrs sample length

Figure 14-6: Histogram of selected Au distribution

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Figure 14-7: Frequency% vrs log grade plot of selected samples

Figure 14-8: Probability plot of all the selected gold assays

The application of the capping significantly reduced the noise in the assay grade database as seen in the significant drop of both the variance and Co-efficient of variation (Table 14-9). The 18 g/t Au capping affected 13 samples (1%) of the composited samples. All samples affected by capping were in Zone 2 (Upper BIF mineralized zone), though their concentration in Zone 2 suggests they could be real and not discrete such that capping was utilized as a conservative control. It is worth noting also that the Adumbi gold grades do not show any direct correlation with the sample length, so capping is permissible. Minecon did further reviews on the impact of using lower than the 18 g/t Au cap on the resource but decided to use  the 18 g/t Au cap as lower capped grades affected a greater number of samples and thus impacted on the overall resource.

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Table 14-9: Descriptive statistics of Selected and 2m Composite and Capped samples within Mineralized Zones

FIELD	NUM	MIN	MAX	MEAN	VARIANCE	LOGVAR	COV	DESCRIPTION
AU	2927	0.01	117.00	2.15	31.74	2.99	2.62	Selected DD Samples within ore wireframe
AU	1132	0.01	90.01	2.09	20.39	2.53	2.16	Selected DD Samples Composited to 2m but uncapped
AU	1132	0.01	18.00	1.90	7.14	2.48	1.40	Selected DD Samples Composited to 2m but capped at 18g/t
AU	868	0.01	12.40	0.29	0.70	3.57	2.87	Re-surveyed Adit Samples
AU	262	0.02	12.80	0.99	2.35	1.67	1.54	Trench Samples within ore zone
AU	61	0.06	24.14	2.57	12.34	1.42	1.37	Zone 5. 2m Composite Samples
AU	318	0.01	23.76	2.45	1.08	2.45	1.36	Zone 1. 2m Composite Samples
AU	391	0.01	62.20	2.16	22.92	2.26	2.21	Zone 2L. 2m Composite Samples
AU	255	0.01	90.01	1.80	37.29	2.53	3.39	Zone 2U. 2m Composite Samples
AU	101	0.01	5.91	1.17	1.52	3.11	1.06	Zone 3. 2m Composite Samples
AU	391	0.01	18.00	1.92	7.98	2.20	1.47	All Zone 2L. 2m Composite and Capped at 18g/t
AU	255	0.01	18.00	1.46	4.77	2.46	1.50	All Zone 2U. 2m Composite and Capped at 18g/t

14.7. Assay Interval Compositing

The dominant sample length in the Adumbi drill hole database is one metre. Figure 14-9 shows the select sample length versus count. The mean sample length is 0.75 meters. About 71 percent of selected samples had sample lengths in the range 0.5m - 1.5m. Minecon applied two-meter down-the-hole sample compositing  to reduce the variability of the data for samples selected within the mineralized wireframe. Compositing of the selected samples was restricted to the individual zones within the wireframe. The restrictions ensured that geological and mineralization definition was maintained. Minimum composite length was set to one meter. Datamine compositing parameter (MODE) was set to Value 1 to ensure that every sample fitted into one of the composites. The descriptive statistics of the samples selected within the mineralization prior to compositing is shown in Table 14-10. A histogram of the resulting 2m Composite lengths at MODE=1 is illustrated in Figure 14-10.

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Figure 14.9: Select Sample Length vrs Count

Figure 14-10: Histogram of the resulting 2m Composite lengths at MODE=1

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Table 14-10: Descriptive statistics of selected samples within mineralized zones from wireframes

FIELD	NUM	MIN	MAX	MEAN	VARIANCE	LOGVAR	COV	DESCRIPTION
AU	146	0.01	26.80	2.68	18.62	3.34	1.61	All ZONE 5 SAMPLES
AU	837	0.01	80.20	2.61	21.64	3.03	1.79	All ZONE 1 SAMPLES
AU	1051	0.01	84.60	2.24	41.79	2.93	2.89	All ZONE 2L SAMPLES,
AU	661	0.01	117.00	1.69	40.87	2.64	3.78	All ZONE 2U SAMPLES,
AU	247	0.01	7.90	1.27	2.47	2.80	1.24	All ZONE 3 SAMPLES
AU	61	0.06	24.14	2.57	12.34	1.42	1.37	All ZONE 5, 2m COMPOSITE SAMPLES
AU	318	0.01	23.76	2.45	11.08	2.45	1.36	All ZONE 1, 2m COMPOSITE SAMPLES
AU	391	0.01	62.20	2.16	22.92	2.26	2.21	All ZONE 2L, 2m COMPOSITE SAMPLES
AU	255	0.01	90.01	1.80	37.29	2.53	3.39	All ZONE 2U, 2m COMPOSITE SAMPLES
AU	101	0.01	5.91	1.17	1.52	3.11	1.06	All ZONE 3, 2m COMPOSITE SAMPLES

14.8. Mineralization Continuity and Variography

For variography analysis, Minecon used the selected samples within the mineralization wireframe, composited into two meters and capped at 18g/t as input data into Datamine to generate and study  variograms in several directions; downhole, along strike, down-dip and cross structure. The capping was to aid in getting smoother variograms.

Variograms were modelled for mineralized zones with sufficient samples to support meaningful variogram and the parameters obtained were applied to all the mineralization. The Nugget value derived from the downhole variogram was fixed at 0.17. A typical example of the variograms, the along strike variogram is shown in Figure 14-11. Variograms will be reviewed as and when more drilling and data becomes available in future.

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Figure 14-11: Adumbi variograms and models in different directions

The parameters used in the volume model parameter file are as listed in Table 14-11 below

Table 14-11: Variogram Model Parameters

VREFNUM	VANGLE1	VANGLE2	VANGLE3	VAXIS1	VAXIS2	VAXIS3	NUGGET	ST1
1	225	89	0	3	1	0	0.17	1

ST1PAR1	ST1PAR2	ST1PAR3	ST1PAR4	ST2	ST2PAR1	ST2PAR2	ST2PAR3	ST2PAR4
180	120	55	0.38	1	227	151	72	0.45

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14.9. Block Models

Adumbi block model origin and block size is outlined in the Table 14-12.

Table 14-12: Adumbi block model origin and block size

PARAMETER	EASTING	NORTHING	RL
Model Origin	594,200	191,200	100
Parent Block Sizes (m)	4	4	4
Subcells	2	2	2

The model limits are in the table 14-13.

Table 14-13: Adumbi model limits

FIELD	MINIMUM	MAXIMUM	RANGE
EASTING	594,584	596,110	1,526
NORTHING	191,436	193,196	1,760
RL	182	780	598

The orientation of the model is 135 degrees along the strike of the mineralization. The number of blocks in the various dimensions as per the above model limits are Easting (381.4), Northing (440) and vertical (149.6). The along strike length of the model is 2,300m.

14.10. Interpolation Search Parameters and Grade Interpolation

The Adumbi deposit mineral resource was estimated by Minecon using Ordinary Kriging, ellipsoidal search parameters as listed in Table 14-14.

Table 14-14: Ellipsoidal Search Parameters

SDIST1	SDIST2	SDIST3	SANGLE1	SANGLE2	SANGLE3	SAXIS1	SAXIS2	SAXIS3
180	120	55	225	89	0	3	1	0

The search ellipsoid was aligned along the strike of the mineralization with a long axis search range along the strike of 180m, and down dip search range of 120 m and a cross-structure search range of 55m based on average ranges obtained from the principal direction through variography. The dip of the mineralization is almost vertical and hence set to 89 degrees.

A minimum of 2 samples and maximum number of 24 samples was used to effect grade interpolation. Zonal restriction was applied. A two times expansion of the search volume was utilized by setting the SVOLFAC to 2 to ensure most blocks had grades interpolation into them.

A block model prototype (Table 14-15) was prepared and used to fill the Adumbi closed-volume geological wireframe with cells.

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Table 14-15: Adumbi Block model prototype

PARAMETER	EASTING	NORTHING	RL
Model Origin	594,200	191,200	100
Parent Block Sizes (m)	4	4	4
Number of Block in different directions	575	575	180

The surface topography DTM was used to trim the upper part of the model. Sub-cell splitting was used along other surfaces including base of complete oxidation (BOCO) and top of fresh (TOFR) to preserve the shape of the mineralization. Each cell of the prototype was uniquely assigned one of the three oxidation states. The wireframe interpretation of the various mineralized zone though continuous shows considerable variability in the local strike directions. The estimation process used the Dynamic Anisotropy optional feature of Datamine. True dip and dip azimuths were calculated from the wireframe triangles. These were then angle estimated into the blocks using Inverse Distance Squared interpolation (with adaption for circular data). Appropriate constraints were applied to avoid inappropriate angles from edges of truncated wireframes. Block grades were estimated using Ordinary Kriging, which used the local orientation of the search ellipsoid. Grades were estimated into parent cells. Two passes were made for grade interpolation. Restrictions were employed so that only grades within particular zones influenced that zone grade interpolation. The BOCO and TOFR model surfaces were used to control assignment of relative densities to the various material types in the model; oxide (2.45), transition (2.82) and fresh (3.05).

14.11. Historical and Artisanal Mining Depletion

No additional studies on depletion by artisanal activity has been undertaken since the RPA study. Minecon has therefore subtracted the same amount of material reported as depletion by RPA in the 2013 studies from the final estimates assuming all the material is oxide. A total of 19,361oz of gold, 457,000 tons at a grade of 1.32 g/t was taken out as depletion due to historical mining. Minecon was unable to verify depletion due to historical and artisanal mining depletion.

It is important that further works be undertaken to help better estimate depletion due to historical and recent artisanal mining.

14.12. Resource Classification

Using the CIM Definition Standards on Mineral Resources and Mineral Reserves:

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has "reasonable prospects for economic extraction."

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Mineral Resources are classified into Measured, Indicated and Inferred categories based upon increasing geological confidence. As well, resource classification within mineralization envelopes are generally based on drill hole spacing, grade continuity, and overall geological continuity. The distance to the nearest composite, amount of extrapolation from last drill hole, number of samples used to interpolate grades into blocks, and the number of drill holes are also considered in the classification.

The Adumbi Mineral Resource classification is restricted to Inferred due to the current drill hole spacing; approximately 80 m along section and wider in the down dip direction. In Minecon's opinion, if the drill hole spacing is closed to the region of 50m by 50 m and the depletions from underground workings are better estimated through surveying, portions of the mineral resource could  be upgraded into the Indicated category. There is increased understanding of the geology following from the extra technical works undertaken between the 2014 - 2017 period hence increasing the data density through infill drilling in selected areas will assist in classifying some portions of the resource model into higher confidence categories.

14.13. Cut-off Grade Parameters

Minecon in consultation with Loncor Management employed a Gold Price of US$1500 per ounce in pit optimisations to limit and constrain the Adumbi deposit in-pit resources.

To constrain the limits of the geological model and any mineral resources, a preliminary open pit shell was created by Whittle Software using the set of assumptions and parameters listed below:

  A long-term gold price of US$1,500 per ounce.
  Model was re-blocked to size: 8 metres x 8 metres x 8 metres.
  A two-metre minimum mining width and a maximum of four metres of internal waste was applied.
  Mining dilution of 100% of the tonnes at 95% of the grade.
  Ultimate slope angle of minus 45 degrees.
  Metallurgical recoveries of 95% for oxide and transitional material and 90% for fresh rock (in the RPA study a fresh rock metallurgical recovery of 95% was used while Minecon reduced this to a more conservative 90% even though no additional metallurgical testwork was undertaken after the RPA study).
  Average mining cost of US$2.5/t mined.
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  Mineral resources were estimated at a block cut-off grade of 0.9 g/t Au constrained by a Whittle pit with processing and G&A costs of US$30/t.
  Transport of gold and refining costs equivalent to 4.5% of the gold price.
  No additional studies on depletion by artisanal activity was undertaken since the 2014 RPA study and the same total amount of material was used by Minecon.

The preliminary open pit shell provided a constraint for the reported open pit resources based on the 2014 CIM requirement for Mineral Resources to have "reasonable prospects for economic extraction".

The four deeper holes drilled in 2017, were on an even wider spacing of about 160m and sometime at a similar or greater distance in section from the up-dip hole. Based on this and the number of samples used to interpolate grade into parent blocks further away from the last deeper hole, Minecon digitized strings to create a wireframe that further limited the extent of the Inferred resource within the pit shell (Figure 14-12).

All model blocks with grade above the cut-off of 0.90 g/t but within the Whittle pit shell truncated at the surface by the topography and limited at the bottom by the Minecon classification perimeter were reported as an Inferred Mineral resource for Adumbi.

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The results of the Adumbi pit optimisation (Figure 14-13) indicated a certain gold inventory within the pit, of which 2.19 million ounces (28.97 million tonnes at 2.35 g/t gold) were constrained and classified as Inferred Mineral Resources.

Figure 14-14 illustrate classification based on material type.

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Figure 14-15 is a cartoon of the 3D grade model showing the previous RPA US$1,200 pit shell and the Minecon's US$1,500 pit shell.

Table 14-16 illustrates the Inferred Mineral Resource sensitivity by cut-off grade.

Table 14-16: Adumbi Inferred Mineral Resource Sensitivity by Cut-off Grade

Effective Date: April 17, 2020

Cut-off	Tonnage	Gold Grade	Contained Gold
	(million)	(g/t Au)	(x10[3] oz)
≥0.0	34.12	2.09	2.29
≥0.5	32.76	2.16	2.28
≥0.9	28.97	2.35	2.19
≥1.2	23.15	2.68	2.00
≥1.5	18.04	3.07	1.78
≥2.0	13.56	3.50	1.53

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14.14. Model Validation

Minecon carried out various block modelling validation procedures to check the robustness of the model. These included:

  Visual comparison of the block grades versus the composited grades used to interpolated grades into the block in section and plan,
  Statistical comparison,
  Comparison of individual blocks and composite grades,
  Model extent comparison
  Cross validation
  Check conducted on search ellipsoid orientations

Visual comparison of the block model grades with the adjacent composite drill hole grade that were used to interpolate grades into them showed good correlation. Figures 14-16 to 14-18 shows Minecon's block model with RPA 1200$ pit shell and MINECON 1500$ pit shell outline.

Statistical comparison of the mean grade of the block model with the mean composited grades of the selected samples within the mineralized wireframe was good, suggesting that there was not much bias in the estimation process. (Table 14-17).

The basic comparison of the model and wireframe extents compares well (Table 14-18).

The overall volumes of the mineralized wireframe and the block model compares very well (Table 14-19).

The cross-validation graph generated also showed that there was a good correlation between means of the actual grades and the estimate grades, thus also supporting the estimation parameters used.

All blocks within the model were checked to ensure they have been assigned reasonable grade, the appropriate density and material type classification based on inputs used.

Checks were conducted on search ellipsoid orientations to ensure it followed expected orientations during grade interpolation (Figure 14-19).

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Table 14-17: Statistical comparison of block model and selected samples within wireframe

FIELD	NUM	MIN	MAX	MEAN	VARIANCE	LOGVAR	COV	DESCRIPTION
AU	2927	0.01	117	2.15	31.74	2.99	2.62	ADUMBI SELECTED DD SAMPLES WITHIN ORE WIREFRAME
AU	1132	0.01	90.01	2.09	20.39	2.53	2.16	ADUMBI SELECTED DD SAMPLES COMPOSITED 2M UNCAPPED
AU	1132	0.01	18	1.90	7.14	2.48	1.4	ADUMBI SELECTED DD SAMPLES COMPOSITED 2M CAPPED AT 18g/t
AU	3224231	0.01	12.99	1.97	2.04	0.67	0.73	BLOCK MODEL SAMPLE

Table 14-18: Model extent comparison

Block Model	Wireframe
MINIMUM	MINIMUM	Difference	% Difference
594,584	594584	0	0.00
191,436	191431	4	0.00
182	180	1	0.59
MAXIMUM	MAXIMUM
596,110	596112	(2)	(0.00)
193,196	193198	(2)	(0.00)
780	780	(0)	(0.00)

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Table 14-19: Table of wireframe volume vrs Block Model volume comparison

WIREFRAME VOLUME	BLOCK MODEL VOLUME	% DIFFERENCE
16,403,893	16,193,876	1.30

Figure 14-19: Cross validation graph

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14.15. Mineral Resource Reporting

Minecon has prepared this Mineral Resource estimates for the Adumbi deposit, with drill hole database cut-off date of December 31, 2019.

The Inferred Mineral Resource estimate has an effective date of April 17th, 2020. The resource is made up of the resources contained in the US$1500 optimised pit at a cut-off grade of 0.9 g/t Au. Table 14-20 summarizes the Adumbi Mineral Resource.

Table 14-20: Mineral Resource Estimate of Adumbi Deposit

Effective Date: April 17, 2020

Material Type	Tonnes	Gold Grade	Contained Gold
	(million)	(g/t Au)	(x10[3] oz)
Oxide	3.82	2.44	300
Transitional	3.32	2.69	290
Fresh	21.82	2.28	1,600
TOTAL	28.97	2.35	2,190

Notes:

1. CIM definitions were followed for Mineral Resources.

2. Mineral Resources were estimated at a block cut-off grade of 0.90 g/t Au, constrained within a Whittle pit shell with a processing and G&A cost of US$30/t and average mining cost of US$2.5/t mined.

3. Mineral Resources were estimated using a long-term gold price of US$1,500 per ounce.

4. A minimum mining width of two metres horizontal was used and a maximum of four metres internal waste was used.

5. Bulk densities of 2.45 for oxide, 2.82 for transition and 3.05 for Fresh materials were used.

6. High gold assays were capped to 18 g/t Au, prior to compositing at two metre intervals.

7. Estimated historical mining has been removed.

8. Numbers may not add up due to rounding.

The Imbo Project Inferred Mineral Resource for the Adumbi, Manzako and Kitenge deposits now totals 2,503,000 ounces of gold (30,650,000 tonnes grading 2.54 g/t Au) and is summarised in Table 14-21 below. 76.29% of this inferred mineral resource is attributable to Loncor via its 76.29% interest in the Imbo Project. The resource estimates at Kitenge and Manzako which were undertaken by RPA in its February 2014 technical report have not been reviewed in this study but are based on underground mining scenarios and at a cut-off grade of 2.70 g/t Au was used. Reference is made to the RPA February 2014 technical report on the estimates reported for Kitenge and Manzoka.

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Table 14-21: Mineral Resource Estimate of Adumbi, Kitenge and Manzoka Deposits

Effective date: April 17, 2020

Deposit	Tonnage	Gold Grade	Contained Gold
	(million)	(g/t Au)	(x10[3] oz)
Adumbi	28.97	2.35	2,190
Kitenge	0.91	6.60	191
Manzako	0.77	5.00	122
TOTAL	30.65	2.54	2,503

Notes:

1. CIM definitions were followed for Mineral Resources.

2. Mineral Resources were estimated at a block cut-off grade of 0.90 g/t Au for Adumbi, constrained within a

    Whittle pit shell with a processing and G&A cost of US$30/t. For Kitenge and Manzako, reference is made to the RPA technical report dated February 28, 2014 (the "RPA Report") where a cut-off grade of 2.70 g/t Au was used based on potential underground mining scenarios.

3. Mineral Resources for Adumbi were estimated using a long-term gold price of US$1,500 per ounce. The

    Mineral Resources for Kitenge and Manzako are based on the studies in the RPA report where a gold price of US$1,200 was used

4. A minimum mining width of two metres horizontal was used and a maximum of four metres internal waste was used.

5. Bulk densities of 2.45 for oxide, 2.82 for transition and 3.05 for Fresh materials were used for Adumbi. For

    Kitenge and Manzako, reference is made on the RPA Report, where bulk densities of

    1.7 for oxide, 2.2 for transition and 2.7 for sulphide materials were used.

6. High gold assays were capped to 18 g/t Au for Adumbi, prior to compositing at two metre intervals. For

    Kitenge and Manzako, reference is made to the RPA Report where assays were capped to 50 g/t Au, prior to compositing at two metre intervals.

7. Estimated historical mining has been removed.

8. Numbers may not add up due to rounding.

14.16. Discussion

Relative to the previous RPA estimates of December 31, 2013, the additional drilling information, the use of the historical adit data, the higher RD determinations and the increased gold price, have contributed significantly to the increased Mineral Resources of the current Adumbi estimates with improved confidence.

This Mineral Resource estimate differs from the RPA estimates of December 31, 2013 owing to the use of additional and increased confidence in the data. Principally, Minecon has placed an increased emphasis on the creation of a robust geological model making use of the re-logged drill holes data to define the presence of five distinct geological domains and three mineralization zones in the central part of the Adumbi deposit, as well as the identification of the major differences between the depths of Base of Complete Oxidation (BOCO) and Top of Fresh Rock (TOFR), which have allowed the accurate classification of the material into Oxide, Transition and Fresh. In the RPA model, the BOCO was negligible and the TOFR corresponded approximately to the re-logged BOCO. Secondly, the good intercepts from the additional four deep drill holes (Holes numbers SADD 50 - 53) drilled in 2017, aided the depth extension of the mineralization. Further, the higher RD used in the oxide and transition material and the slightly higher RD used in the Fresh material, relative to the previous, slightly contributed to the increased estimates of the current model. The increased gold price (US$1,500 against US$1,200) used by Minecon to restrict the Mineral Resource to a Whittle pit shell above which the mineralization model is considered to have reasonable prospects of economic extraction, has also contributed significantly to the increased Mineral Resources of the Adumbi deposit with improved confidence.

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The improved economic and technical factors used in the current study, has resulted in a 61% increase in the contained gold of the Adumbi deposit. In particular, the increase in the Adumbi deposit contained gold of the oxide, transition and fresh materials are respectively 90%, 21% and 31%.

In summary, the Inferred mineral resource for the Adumbi, Manzako and Kitenge deposits now totals 2,503,000 ounces of gold (30,650,000 tonnes grading 2.54 g/t Au), a 49% increase on the previous resource outlined by RPA in their 2014 NI43-101 technical report. A total of 76.29% of this inferred mineral resource is attributable to Loncor via its 76.29% interest in the Imbo Project. The resource estimates at Kitenge and Manzako which were undertaken by RPA in December 2013 have not been reviewed in this study and are based on underground mining scenarios and at a cut-off grade of 2.70 g/t Au. Reference is made to the RPA 2014 NI43-101 technical report on the estimates reported for Kitenge and Manzako.

14.17. Recommendations for Further Work

There is significant additional resource potential within the Imbo Project:

  At the Adumbi deposit, the gold mineralization is still open at depth and the drilling of an additional 12 core holes (7,000 metres) has the potential to add and upgrade mineral resources within the US$1,500 pit as well as outline potential underground resources below the pit (Figure 14-21). After this proposed drilling program has been completed, additional drilling may be undertaken before a Preliminary Economic Assessment is initiated to include additional mineral resource determinations, metallurgical testwork, mining (open pit and potential underground) studies, metallurgical plant processing, infrastructural, environmental and economic studies.
  At the Kitenge and Manzako deposits, additional drilling may also be undertaken to further define and increase the confidence of the inferred mineral resources at these deposits.
  Fast track ongoing exploration including gridding, soil sampling, trenching and channel sampling at the Imbo East prospect in order to generate potential drill targets.
  Further studies should be undertaken to assist more detailed estimations of depletions by artisanal mining.
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The drilling of the additional 12 core holes (Figure 14-21) has the potential to significantly increase the Adumbi mineral resource as highlighted the longitudinal section below.

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15 MINERAL RESERVE ESTIMATES

No Mineral Reserves have been estimated for the Imbo Project.

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16 MINING METHODS

This section is currently not applicable to the Imbo Project.

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17 RECOVERY METHODS

This section is currently not applicable to the - Imbo Project.

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18 PROJECT INFRASTRUCTURE

Given its exploration stage of development, there is very limited infrastructure currently available at the Imbo Project.

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19 MARKET STUDIES AND CONTRACTS

No marketing studies or economic analysis have been undertaken although it is noted that gold is a freely traded commodity.

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20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

This section is currently not applicable to the Imbo Project.

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21 CAPITAL AND OPERATING COSTS

This section is currently not applicable to the Imbo Project.

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22 ECONOMIC ANALYSIS

This section is currently not applicable to the Imbo Project.

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23 ADJACENT PROPERTIES

In addition to the Imbo Project, there has been other mineral exploration activities in the Ngayu Greenstone Belt in recent times and mineral resources have been defined within the belt. Since 2010, Loncor Resources Inc. has been the largest permit holder in the Ngayu belt and has been exploring on a number of prospects on its own since 2010 or in Joint Venture with Barrick Gold (Congo) SARL from 2016 (Figure 23-1). Rio Tinto had agreements with Loncor and Kilo Goldmines for iron ore in the Ngayu belt since 2010 and undertook initial exploration and some drilling but in 2015, terminated these agreements due to limited exploration success.

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23.1. Ngayu Belt Exploration (2010 to 2016)

Loncor commenced its exploration activities in early 2010 and a base camp was established at Yindi. Due to its large landholdings for gold of 4,500 square kilometres at that time, it was decided to divide the exploration into two concurrent programs:

  Assessment of areas of known gold mineralization (Yindi and Makapela) with the potential to rapidly reach the drilling stage and provide a mineral resource.  Soil sampling, augering, rock chip and channel sampling were carried out prior to diamond drilling.
  Regional programs aimed at assessing the remainder of the large land package as quickly and cost effectively as possible, in order to identify and prioritise mineralized target areas for follow-up, and enable less-prospective ground to be relinquished with confidence.  This program mainly entailed a regional BLEG (Bulk Leach Extractable Gold) survey and detailed interpretation of regional aeromagnetic data.  Both these programs were carried out under a technology consultation services agreement between Loncor and Newmont (a shareholder in Loncor), which was entered into in February 2011 (but is no longer in place).

During 2012, Loncor undertook more detailed aeromagnetic and radiometric surveys over priority target areas (ie Imva Fold area). Grids were established at the Yindi, Makapela, Itali, Matete, Nagasa, Mondarabe, Anguluku and Adumbi West prospects with airborne magnetic and radiometric surveys, geological mapping, stream sediment sampling, soil and rock sampling, trenching, augering, ground geophysical surveys (Induced Polarisation) and core drilling being undertaken. During the period 2010-2013, Loncor undertook drilling programs on a number of prospects in the Ngayu belt and outlined mineral resources at Makapela in the west of the belt.

Loncor holds 100% of the Makapela project , which is a 5 kilometre radius, circular parcel of land within the western part of the Archean Ngayu greenstone belt  surrounding and including the Makapela deposit and does not form part of the later 2016 joint venture with Barrick Gold although Barrick has certain pre-emptive rights over the Makapela deposit.

After undertaking soil and channel sampling, a core drilling program at Makapela commenced in November 2010 with the objective of testing along strike and at depth the sub-vertical, vein mineralized system being exploited by the artisanal miners at the Main, North and Sele Sele pits which returned significant results from soil and channel sampling.  Drill results at Makapela were announced by Loncor via a number of press releases in 2011 and 2012. Significant drill intersections included 7.19 metres grading 64 g/t Au, 4.28 metres @ 32.6 g/t Au, 3.47 metres grading 24.9 g/t Au, 4.09 metres @ 21.7 g/t Au and 4.35 metres grading 17.5 g/t Au.

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After conducting preliminary metallurgical test work, in May 2012, the Company announced a maiden mineral resource estimate for the Company's Makapela prospect, of 4.10 million tonnes grading 7.59 g/t Au (using a 2.75 g/t Au cut-off) for an inferred mineral resource of 1.0 million ounces of gold to a maximum vertical depth 500 metres below surface with gold mineralization open at depth. The resource was updated in April 2013 when the Company announced updated mineral resource estimates for the Company's Makapela prospect, of an indicated mineral resource of 0.61 million ounces of gold (2.20 million tonnes grading at 8.66 g/t Au) and an inferred mineral resource of 0.55 million ounces of gold (3.22 million tonnes grading at 5.30 g/t Au).

A total of 56 core holes (18,091 metres) were completed in the vicinity of the Main and North pits and 15 holes (3,594 metres) were drilled at Sele Sele.  In addition to the above resource drilling program, a total of 12 holes (1,560 metres) were drilled to locate potential extensions to the known reefs and new mineralized structures indicated by soil, rock chip and auger sampling. Several units of Banded Ironstone Formation (BIF) are interlayered within basalts, and range up to 13 metres in thickness, although the width is generally less than 6 meters. Quartz porphyry and quartz-feldspar porphyry dykes and sills are also present.  In the vicinity of the mineralized zones, the intrusive units are generally no more than a few metres in width.

Three styles of gold mineralization are present at Makapela:

  Quartz veins emplaced into shear zones within the basalt sequence. The best developed and economically significant vein (Reef 1) is exploited in the Main pit and consists of white quartz with irregularly distributed pyrite.  Visible gold is quite common, occurring in 28% of the intersections as isolated specks and small aggregates up to 2 mm across.  Reef 1 has been intersected over a strike length of 480 metres and to a vertical depth of 480 metres, and dips to the WNW at 80 - 90°.  It has an average true width and grade of 2.15 metres @ 11.15 g/t Au. A characteristic of Reef 1 is the good geological continuity between drill sections; although the width and grade is variable, the vein was present in almost all holes, in approximately the expected position.  The basalt hosting Reef 1 shows intense hydrothermal alteration for several metres into the hanging wall and footwall.
  A second style contains strike-parallel mineralization up to 6 metres in width is closely associated with shearing within and on the margins of narrow BIF units.  The most important zone (Reef 2) is exploited in the North pit.  Visible gold is much less common than in Reef 1 occurring in 5% of intersections. Mineralization in the Sele Sele pit, 2 kilometres NNE of the North pit, has similar characteristics to Reef 2, and is interpreted to be on the same BIF unit. However, the Sele Sele zone is generally wider and lower grade than in the North pit area, the best intersection drilled being 15.68 metres @ 5.35 g/t Au. The mineralization plunges to the SSE at about 40°.
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  A third area of Reef 2 style mineralization occurs in the Bamako area where channel sampling returned an intersection of 4.60 metres @ 11.42 g/t Au. The mineralization is associated with a 2-kilometre long soil anomaly, and although the best intersection from preliminary drilling was of relatively low grade (3.60 metres @ 4.43 g/t Au) further work is warranted.

The deposit at Makapela is open down plunge creating the prospect of drilling to below the current 500-metre depth to extend the resources as well as potentially exploring for additional resources between the main target areas delineated and further along the regional structure. It is also considered unlikely by Loncor that all the mineralized bodies are outcropping and good potential exists for locating blind mineralized shoots along well-defined structures with an aggregate strike of over 5 kilometres.

Besides Makapela, Loncor drilled other prospects during this period and significant intersections were obtained at Yindi (21.3 metres grading 3.3 g/t Au, 24.0 metres grading 1.5 g/t Au and 10.3 metres grading 4.1 g/t Au) and at Itali (38.82 metres at 2.66 g/t Au, 14.70 metres @ 1.68 g/t Au and 3.95 metres @ 19.5 g/t Au)

At the end of 2013, due to a significant drop in the gold price, exploration was reduced and no further drilling was undertaken.

23.2. Ngayu Exploration (2016 to 2020)

In January 2016, Loncor entered into a joint venture agreement with Barrick Gold Congo SARL (formerly Randgold Resources Congo SARL) ("Barrick"). This agreement provided for a joint venture (the "Joint Venture") between Loncor and Barrick with respect to exploration permits held by Loncor now covering 1,894 square kilometres of ground in the Ngayu belt and excluding certain parcels of land surrounding and including the Makapela and Yindi projects which are retained by Loncor and do not form part of the Joint Venture.  Barrick manages and funds all exploration of the permit areas until the completion of a pre-feasibility study on any gold discovery meeting the investment criteria of Barrick.  Once the Joint Venture has determined to move ahead with a full feasibility study, a special purpose vehicle ("SPV") would be created to hold the specific discovery areas.  Subject to the DRC's free carried interest requirements, Barrick would retain 65% of the SPV with Loncor holding the balance of 35%.  Loncor will be required, from that point forward, to fund its pro-rata share of the SPV in order to maintain its 35% interest or be diluted.

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In January 2017, Loncor announced preliminary results of the geophysical airborne survey undertaken by Randgold as part of its Joint Venture with Loncor (it is noted that Randgold and Barrick merged under Barrick's name in early 2019).  A 10,013 line-kilometre helicopter borne electromagnetic 'VTEM' survey (the "JV Survey") was completed over the Ngayu belt.  The JV Survey provided a valuable additional layer of geological information through mapping the conductivity nature of the belt.  The new data has assisted with resolving the lithological nature of the belt as well as assisting in identifying major structures and areas of structural complexity.

The belt scale exploration strategy of Barrick is to focus on the discovery of large high-quality gold deposits by rapidly identifying and progressing targets that show the potential to meet these filters.  Gold mineral resources have already been identified within the Ngayu greenstone belt in the Makapela and Adumbi deposits, and the objective is to further unlock the potential of the Ngayu greenstone belt for a world class discovery using cutting edge geophysics, geochemistry, structural interpretation and driven by an experienced and proven exploration team on the ground.

By the end of 2019, Barrick had identified a number of priority drill targets which were to be drilled during the dry season in 2020. Drill targets included Lybie, Salisa and Itali in the Imva area as well as Anguluku in the southwest of the Ngayu belt and Yambenda in the north. Some delays were encountered at the border due to additional permitting requirements resulting from the COVID-19 situation but by May 2020, the two drill rigs had arrived at the Kibali mine site and were planned to be mobilised to Ngayu in the second quarter of 2020. The first drill target is expected to be at Anguluku where an initial six core holes are planned. Depending on results, additional holes will be drilled at Anguluku or the drills will be moved to Salisa/Lybie where an initial twelve holes are planned. Other targets to be drilled include Yambenda/Yasua.

In terms of producing gold mines, the Kibali Gold Mine, approximately 220 km northeast by air from the Imbo Project, is located within the Archean aged Moto greenstone belt and commenced gold production in September 2013. The mine is owned by Kibali Goldmines SA (Kibali) which is a joint venture company owned 45% by each of Barrick Gold and AngloGold Ashanti with Societe Miniere de Kilo-Moto (SOKIMO) owning the remaining 10%. Barrick is the operator and in 2019, Kibali produced 814,000 ounces of gold at an all-in sustaining cost (AISC) of US$693 per ounce of gold. The mine is an open pit and underground operation and has proved and probable gold reserves at the end of 2019 of 9.3 million ounces (from Barrick Gold 2019 Annual Report).

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24 OTHER RELEVANT DATA AND INFORMATION

The DRC covers 2,344,858 km2 of land in the centre of Africa, making it the twelfth largest country in the world, approximately two-thirds the size of Western Europe. With an estimated population of 75.5 million, DRC is the fourth most populous country in Africa. Some 45% of the population live in cities and the capital Kinshasa is by far the largest, with more than eleven million inhabitants. DRC has around 200 ethnic identities with the majority of people belonging to the Kongo, Luba and Mongo groups.

24.1. DRC Political and Economic Climate

The Belgian Congo gained independence from Belgium in June 1960. In 1971, the country was renamed Zaire. Following a rebellion started in mid-1996, President Mobutu Sese Seko was toppled in May 1997 by Laurent Désiré Kabila after 32 years of power and Zaire was renamed the Democratic Republic of the Congo. In 1998, a civil war broke out with the east and north of the country controlled by rebel factions allegedly supported by Rwanda and Uganda. In January 2001, Laurent Kabila was assassinated and succeeded by his son, Joseph Kabila. Whereas Laurent Kabila had a conflicted relationship with the international community, Joseph Kabila re-established various engagements and commenced overtures for peace. In June 2003, a formal peace agreement was signed and the country reunited through a transition government. In 2006, the first multi-party elections in 40 years were held, with Joseph Kabila winning the second voting round. Elections were held again in 2011 won by Joseph Kabila and in 2018 where Joseph Kabila was replaced by Felix Antoine Tshisekedi Tshilombo in a contested election.

The country is divided into 26 provinces, each with a governor and provincial parliament. The national parliament consists of a lower house where representatives are directly elected from the provinces, and a senate with members voted by provincial parliaments. Former President Kabila's political alliance (Front Commun pour le Congo ("FCC")) holds the overwhelming majority in the national parliament, with the opposition controlling only about a quarter of the seats. The Province Ituri governor, Jean Bamanisa Saïdi, (who was previously governor of Orientale Province) was elected in April 2019 as an independent candidate affiliated with neither the presidential majority nor the opposition, although he enjoys good relations across the political spectrum. The country is by and large unified and at peace. The east remains troubled by local ethnic rebellions which have little popular support. The main rebel group, the 23rd of March Movement (M23), consisted of army defectors grouped around leaders from the Kivu region bordering Rwanda, accused by the international community of supporting this group. The goals of M23 were unclear but were ostensibly motivated by control of natural resources in the area they occupy. In early November 2013, the M23 rebels were defeated by the Congolese army with support of a United Nations brigade consisting of soldiers fromTanzania and South Africa. The rebel group thereafter dissolved itself and said it was ready to disarm, demobilise and integrate into the Congolese army. Since the 1990s, the Allied Democratic Forces (ADF), an Islamic rebel group from Uganda, has operated in northeastern DRC and has been blamed for numerous civilian massacres and attacks against DRC security forces, triggering flights of refugees inside the DRC and across the border into neighbouring countries. Other smaller rebel groups are also present in the east, but have no popular support, and appear to have only guiding control of trade and commerce in areas they are established. Due to the country's lack of infrastructure, these groups remain fairly isolated. Following the peace accords of 2003, the international community embarked on significant economic investment programs via various bilateral and multilateral agreements, such as with the World Bank, the European Union (EU), and various other international institutions and individual countries. China in particular has committed significant funds and has undertaken various large infrastructure projects mostly focused on rehabilitation of the road network.

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Since 2003, the United Nations Organization Stabilization Mission in the DRC (MONUSCO) has been addressing the threat posed by armed groups and advancing peace and stability in the DRC. The UN Security Council resolution 2502 (December 2019) authorised a troop ceiling of 14,000 military personnel to be stationed throughout the country, mostly in the east. Although its mandate is mostly for monitoring the stability of the country, MONUSCO was authorized by the UN Security Council in June 2013 to be reinforced by a brigade with a mandate under Chapter Seven to actively neutralize rebel groups. This brigade was mainly constituted of troops from Tanzania and South Africa. A major UN base is located in the city of Beni (North Kivu province).

With the installation of a transitional government in 2003 after peace accords, economic conditions slowly began to improve as the government reopened relations with international financial institutions and international donors, and the DRC government began implementing reforms. The country's GDP growth averaged six percent from 2005 to 2017 while inflation rate has averaged 17% for the same period with a remarkable inflation rate of 1% between 2012 and 2015. After reaching 5.8% in 2018, economic growth slowed to 4.4% in 2019, owing to the decline in commodity prices, particularly for cobalt and copper, which account for over 80% of the country's exports. The coronavirus pandemic (COVID-19) is expected to trigger an economic recession (-2.2%) in 2020, stemming from weaker exports caused by the global economic downturn. The banking sector has been reinforced with a host of international banks, mostly of African origin, having established operations. Communications have vastly improved with several major multinational networks having established themselves, and growth in the international aviation network attests to growing investment into the country. Mining, agriculture, telecommunications, and manufacturing are steadily growing and developing.

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24.2. DRC Community and Social Aspects

Socio-economic conditions in the DRC are still profoundly affected by the years of conflict in the country. Much of the DRC's population continues to live on a subsistence basis, primarily from cultivation of crops such as cassava, or fishing and hunting. Health and education services are poor or non-existent in many areas, although steady investment and assistance through various international organizations and non-government organizations (NGOs) are slowly improving the situation in some areas. Although much of the country is still agrarian, various urban centres are being revitalized via domestic and foreign investments and offer professional opportunities. A growing number of the Congolese Diaspora are returning to the DRC to pursue opportunities deemed to be more lucrative than in their adopted countries.

24.3. Status of the DRC Minerals Industry

The DRC has historically been a significant minerals producer, mostly of gold, diamonds, copper, cobalt, and tin. The industry was started by private investments during the colonial period from 1885 to 1960, resulting in some very large industrial mining complexes which established entire towns through the country such as Mbjui Mayi, Lubumbashi, Kolwezi, Likasi, and others.

After independence, many of the large mining operations were nationalized and suffered from mismanagement and lack of reinvestment, such has been the case of Gecamines (focused on copper and cobalt in the Haut Katanga and Lualaba provinces), Okimo (focused on gold in Ituri, Haut Uélé and Tshopo  Provinces), Sakima (focused on tin in South Kivu, North Kivu and Maniema provinces), and others. Production in these parastatal mining corporations collapsed and by the late 1990s was virtually non-existent.

In 2002, the DRC adopted a new mining law (the "2002 Mining Code"), whose redaction was sponsored by the World Bank. In March 2018, the 2002 Mining Code was amended and a new mining law was enacted (the "2018 Mining Code").  Along with the 2003 peace agreement, the 2002 Mining Code became a catalyst for a massive influx of mining and exploration capital into the country, with an estimated eight billion dollars having been invested since 2004. Much of this capital was focused on joint ventures with Gecamines in Katanga region, but other provinces also saw significant investments. In 2019, the DRC became the world's fourth largest copper, at par with the United States of America and behind China, Peru and Chile. The world's largest and highest-grade underdeveloped copper deposit, Kamoa-Kakula is currently under construction by Ivanhoe Mines and Zijin Mining Group in Katanga province. The DRC is also by far the world's largest producer of cobalt, accounting for roughly 60 percent of global production.

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In the Haut Uélé province, the Kibali deposit, discovered in 2003 and having achieved first production in September 2013, has since been  developed into one of the world largest gold mines and a significant catalyst for further exploration and development in the province. In 2019, the Kibali mine (managed by Barrick Gold Corporation) produced a record 814,027 ounces of gold, demonstrating the ability to successfully develop and operate a modern top-tier gold mine in one of the world most remote and infrastructurally under-endowed regions.

24.4. DRC Minerals Industry Policies

Some 10 years after the DRC 2002 Mining Code was originally adopted, a revision process which started in 2012, led to a bill that was finally approved by both houses in January 2018 and signed into law in March 2018.

The following is a summary of the key changes introduced by the 2018 Mining Code:

Available mining rights

Mining rights available under the 2018 Mining Code include:

  an exploration permit (PR), standardized to all minerals and granted for five years, renewable once for the same term; and
  a mining permit (PE) granted for 25 years, renewable for periods of up to 15 years.

These mining rights can now only be granted to legal entities and not to natural persons.

Royalties and taxes

The increase in the royalties and taxes was among the principal innovations of the 2018 Mining Code.

• Royalty rates increased from 2% to 3.5% for non-ferrous and base metals and from 2.5 to 3.5% for precious metals, while precious stones royalties increased from 4 percent to 6 percent and calculated on gross market value of the products.

• Creation of a special 10% royalty on minerals deemed by the State to be "strategic substances", which were defined as minerals which on the basis of the Government's opinion of the prevailing economic environment, were of special interest given the critical nature of such mineral and the geo-strategical context.  It is anticipated that the list would include cobalt, coltan, lithium and germanium which have become hot mining commodities with the increased demand for electric vehicles and grid storage technology. DRC is a major global producer of these substances.

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• While corporate income tax remained at a reduced rate of 30 percent for mining companies, a new 'super profits' tax of 50 percent was created on excess profits, defined as profits made when a commodity exceeds by 25% the price used in the bankable feasibility study.

• The holder of a PE (or of PR) in the DRC is subject to a tax on the surface area of the PE (PR) payable in Congolese francs at a rate equivalent to US$ 0.40 per hectare for the first year (US$ 0.20 for PRs); US$0.60 per hectare for the second year (US$0.30 for PRs); US$0.70 per hectare for the third year (US$0.35 for PRs); and US$0.80 per hectare for each subsequent year (US$0.40 for PRs).

• In addition to the surface area tax, the holders of a PE are subject to an annual area rights tax of the equivalent in Congolese francs of US$588.96 per square (carré). Annual area rights tax for the holder of a PR are as follows: US$3.53 per hectare for the first two years; US$36.52 per hectare for each year following the first two years and US$60.04 per hectare for every year of renewal of the PR.

Contracting requirements

The new code requires mining companies to comply with local law 17/001 of February 2017 requiring contractors to be Congolese and owned by Congolese shareholders. While unclear, it is generally accepted that this means the Congolese contractor must be majority owned by Congolese shareholders. Furthermore, in concluding services contracts for mining activities (not including contracts for the sale of goods), priority must also be given to Congolese companies. In this regard, any services contracts concluded with a foreign company are subject to a 14 percent tax on amounts paid under such contract.

Other notable amendments

• The State's free-carry shareholding in the mining company was increased from 5 percent to 10 percent, increased by 5 percent each time the permit is renewed. Furthermore, at least 10 percent of the capital must be owned by Congolese citizens which is a development that has attracted industry concern.

• The exportation of raw minerals is forbidden and mining permit holders must now present a plan for the refinement of their minerals to the mining authorities. A one-year derogation may be obtained if a company shows it is impossible to transform the minerals locally.

• The requirements relating to State approvals for transfers, farm-outs and option contracts were expanded, including a new requirement that changes-of-control (including certain share transfers) in companies holding a mining permit are subject to State approval.

• Access to a documented state-studied deposit, secured by tender, will be subject to the payment to the State of an entry fee amounting to 1 percent of the price paid for the tendered deposit.

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• The stability period during which taxes and customs cannot be modified is reduced from 10 to 5 years. While existing mining rights are subject to the provisions of the new law, it is unclear to what extent existing mining agreements with stabilization provisions will be affected.

• Companies must now establish a provision 0.5 percent of turnover for mine rehabilitation.

24.5. DRC Political Risk

The following is taken from Loncor's 2019 Annual Report on Form 20-F publicly filed by Loncor on SEDAR and EDGAR.

Loncor's projects are located in the DRC. The assets and operations of the Company are therefore subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, hostage taking, expropriation, nationalization, renegotiation or nullification of existing licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes, if any, in mining or investment policies or shifts in political climate in the DRC may adversely affect Loncor's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights, could result in loss, reduction or expropriation of entitlements. In addition, in the event of a dispute arising from operations in the DRC, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations. Should the Company's rights or its titles not be honoured or become unenforceable for any reason, or if any material term of these agreements is arbitrarily changed by the government of the DRC, the Company's business, financial condition and prospects will be materially adversely affected.

Some or all of the Company's properties are located in regions where political instability and violence is ongoing. Some or all of the Company's properties are inhabited by artisanal miners. These conditions may interfere with work on the Company's properties and present a potential security threat to the Company's employees. There is a risk that activities at the Company's properties may be delayed or interfered with, due to the conditions of political instability, violence, hostage taking or the inhabitation of the properties by artisanal miners. The Company uses its best efforts to maintain good relations with the local communities in order to minimize such risks.

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The DRC is a developing nation emerging from a period of civil war and conflict. Physical and institutional infrastructure throughout the DRC is in a debilitated condition. The DRC is in transition from a largely state controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base, to one based on more democratic principles. There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for Loncor and its operations. The DRC continues to experience instability in parts of the country due to certain militia and criminal elements. While the government and United Nations forces are working to support the extension of central government authority throughout the country, there can be no assurance that such efforts will be successful.

No assurance can be given that the Company will be able to maintain effective security in connection with its assets or personnel in the DRC where civil war and conflict have disrupted exploration and mining activities in the past and may affect the Company's operations or plans in the future.

HIV/AIDS, malaria and other diseases represent a serious threat to maintaining a skilled workforce in the mining industry in the DRC. HIV/AIDS is a major healthcare challenge faced by the Company's operations in the country. There can be no assurance that the Company will not lose members of its workforce or workforce man-hours or incur increased medical costs, which may have a material adverse effect on the Company's operations.

The DRC has historically experienced relatively high rates of inflation.

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25 INTERPRETATION AND CONCLUSIONS

Minecon has prepared and updated the Mineral Resource estimates of Adumbi according to the guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) 2014 Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) Standards) as incorporated in NI 43-101. The updated estimated Inferred Mineral Resources for the Adumbi deposit are summarised below (Table 25-1).

Table 25-1: Inferred Mineral Resource Estimate of Adumbi Deposit

Effective Date: April 17, 2020

Material Type	Tonnes	Gold Grade	Contained Gold
	(million)	(g/t Au)	(x10[3] oz)
Oxide	3.82	2.44	300
Transitional	3.32	2.69	290
Fresh	21.82	2.28	1,600
TOTAL	28.97	2.35	2,190

Notes:

1. CIM definitions were followed for Mineral Resources.

2. Mineral Resources were estimated at a block cut-off grade of 0.90 g/t Au, constrained within a Whittle pit shell with a processing and G&A cost of US$30/t and average mining cost of US$2.5/t mined.

3. Mineral Resources were estimated using a long-term gold price of US$1,500 per ounce.

4. A minimum mining width of two metres horizontal was used and a maximum of four metres internal waste was used.

5. Bulk densities of 2.45 for oxide, 2.82 for transition and 3.05 for Fresh materials were used.

6. High gold assays were capped to 18 g/t Au, prior to compositing at two metre intervals.

7. Estimated historical mining has been removed.

8. Numbers may not add up due to rounding.

This new Adumbi Mineral Resource estimate differs from the RPA estimates of December 31, 2013 owing to the use of the additional drill data, remodelling of the geology and mineralisation, the higher RD determinations, and the increased gold price. The improved economic and technical factors used in the current study relative to the RPA studies, have contributed significantly to the increased Mineral Resource of the current Adumbi estimates with improved confidence. The more significant factors are described here:

  Principally, Minecon has placed an increased emphasis on the creation of a robust geological model making use of the re-logged and the four additional deeper drill holes with very significant intersections to define the presence of five distinct geological domains and three mineralization zones in the central part of the Adumbi deposit.
  Secondly, the identification of the major differences between the depths of Base of Complete Oxidation (BOCO) and Top of Fresh Rock (TOFR), have allowed the accurate classification of the material into Oxide, Transition and Fresh. In the RPA model, the BOCO was negligible and the TOFR corresponded approximately to the re-logged BOCO.
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  Thirdly, Minecon has restricted the Mineral Resource to a Whittle pit shell with increased gold price (US$1,500 against US$1,200) above which the mineralisation model is considered to have reasonable prospects of economic extraction. This has resulted in a considerable increase in Inferred Mineral Resources by including deeper parts of the deposit model.
  Finally, Minecon has applied higher oxide and transition material densities and slightly higher density for the fresh material. The greater number of measurements of the oxide material and the robust method employed in the RD determinations, have contributed to the increase Mineral Resource.

The improved economic and technical factors used in the current study, has resulted in a 61% increase in the contained gold of the Adumbi deposit. In particular, the increase in the contained gold of the oxide, transition and fresh materials are respectively 90%, 21% and 31%.

The Imbo Project combined Inferred Mineral Resource for the Adumbi, Manzako and Kitenge deposits now totals 2,503,000 ounces of gold (30,650,000 tonnes grading 2.54 g/t Au) and is summarised in Table 25-2 below. 76.29% of this inferred mineral resource is attributable to Loncor via its 76.29% interest in the Imbo Project. The resource estimates at Kitenge and Manzako which were undertaken by RPA in December 2013 have not been reviewed in this study but are based on underground mining scenarios and at a cut-off grade of 2.70 g/t Au was used. Reference is made to the RPA February 28, 2014 technical report (the "RPA Report") on the estimates reported for Kitenge and Manzoka (the RPA Report is entitled "Technical Report on the Somituri Project, Imbo Licence, Democratic Republic of the Congo").

Table 25-2: Mineral Resource Estimate of Adumbi, Kitenge and Manzoka Deposits

Effective date: April 17, 2020

Deposit	Tonnage	Gold Grade	Contained Gold
	(million)	(g/t Au)	(x10[3] oz)
Adumbi	28.97	2.35	2,190
Kitenge	0.91	6.60	191
Manzako	0.77	5.00	122
TOTAL	30.65	2.54	2,503

Notes:

1. CIM definitions were followed for Mineral Resources.

2. Mineral Resources were estimated at a block cut-off grade of 0.90 g/t Au for Adumbi, constrained within a

    Whittle pit shell with a processing and G&A cost of US$30/t. For Kitenge and Manzako, reference is made to the RPA Report where a cut-off grade of 2.70 g/t Au was used based on potential underground mining scenarios.

3. Mineral Resources for Adumbi were estimated using a long-term gold price of US$1,500 per ounce. The

    Mineral Resources for Kitenge and Manzako are based on are based on the RPA Report where a gold price of US$1,200 was used

4. A minimum mining width of two metres horizontal was used and a maximum of four metres internal waste was used.

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5. Bulk densities of 2.45 for oxide, 2.82 for transition and 3.05 for Fresh materials were used for Adumbi. For

    Kitenge and Manzako, reference is made to the RPA Report, where bulk densities of

    1.7 for oxide, 2.2 for transition and 2.7 for sulphide materials were used.

6. High gold assays were capped to 18 g/t Au for Adumbi, prior to compositing at two metre intervals. For

    Kitenge and Manzako, reference is made to the RPA Report where, assays were capped to 50 g/t Au, prior to compositing at two metre intervals.

7. Estimated historical mining has been removed.

8. Numbers may not add up due to rounding.

Quality assurance and quality control (QA/QC) has been undertaken from the beginning of the exploration in 2010 to date to minimise errors. A standard operating procedure (SOP) outlines Adumbi Mining SARL's approach to QA/QC which meets industry best practice. The results from the 2017 QA/QC program show that the performance of the SGS laboratory met industry standards.

In Minecon's opinion, the Imbo Project area is still very prospective and worthy of additional exploration. The three deposits delineated to date have not been sufficiently explored and require additional depth, strike extension and infill drilling to assess their full potential.

In terms of risks to the project going forward besides the inherent exploration risk, the lack of infrastructure, including transportation routes and power will be a significant challenge should exploration and economic studies eventually lead to mine development. However, the successful development of Barrick Gold/AngloGold Ashanti's Kibali gold mine 220 kilometres northeast by air from Imbo, has demonstrated that a large gold mine can be successfully brought into production in the northeastern part of the DRC.

There are security problems in some parts of the province as well as adjacent provinces based on ethnic and tribal conflicts which are being managed by the DRCGovernment supported by the United Nations. These conflicts are not present in the districts around the Imbo Project and exploration since the beginning of this year has been ongoing without hindrance.

Loncor's relations with the local communities around the Imbo Project appear to be good and the Company has previously undertaken a number of community projects in the general area of Ngayu including the building of a primary school at Yindi and a health clinic at Bole Bole as well as road and bridge building. Relations with artisanal miners appears to be good and the Company has been able to continue its exploration activities at Imbo although this could change if artisanal mining is terminated due to mine development. It will be important for the Company to continue to have good relationships at local, district, provincial and central government levels for the Imbo Project to advance smoothly.

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26 RECOMMENDATIONS

There is significant additional resource potential within the Imbo permit and as such, Minecon recommends that exploration be continued on the property to advance the project up the value curve. The main recommendations include but are not limited to the following:

  At the Adumbi deposit, the gold mineralization is still open at depth. Minecon proposes the initial drilling of 12 deep and infill core holes (7,000 metres) to add and upgrade the mineral resources within the US$1,500 pit as well as outline the potential underground resources below the open pit shell.
  At the Kitenge and Manzako deposits, infill drilling could also be undertaken to further define and increase the confidence of the inferred mineral resources at these deposits.
  After this initial drilling program has been completed and dependent on results, additional drilling may be undertaken before a Preliminary Economic Assessment ("PEA") is initiated. This will include additional mineral resource determinations, further metallurgical testwork (including recovery and comminution tests), mining (open pit and potential underground) studies, metallurgical plant processing design, infrastructural, environmental and economic studies.
  The additional drilling may include close spaced drilling clusters or crosses in three or four parts of the Adumbi deposit to confirm short scale continuity of the mineralisation and to allow a conditional simulation to be completed if necessary.
  Fast track ongoing exploration including gridding, soil sampling, trenching and channel sampling at the Imbo East prospect in order to generate potential drill targets.
  Further studies should be undertaken to assist proper estimations of historical depletions and depletion by recent artisanal mining.
  Compilation of the geological and sampling database into a secure central repository database system and move away from storage of files in Microsoft Excel.
  To date, the focus of the sampling has been for resource estimation purposes based only on gold assays inside the mineralised zones. Other factors such as sulphur levels in the waste rocks will be important and should be modelled during the next phase of drilling.

Minecon envisages that the recommended tasks will cost approximately US$8.54 million and would take twelve to fourteen months to complete. The recommended scope and budget are detailed in Table 1-6.

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Table 1-6: Proposed Budget for follow-up Work on Imbo Project

Description	Amount (US$)
Adumbi Deep Drilling (Phase 1 & 2 - 8,000 m )	2,712,000
Imbo East Drilling (Phase 3 - 1,000 m)	339,000
Imbo East Ongoing Exploration	360,000
Sample Prep and Analysis	600,000
Central Database System and Management	75,000
Metallurgical and Petrographic Testwork	100,000
Modelling Mineral Resource/Reserve Estimation	162,000
Engineering, Geotechnical, ESIA - PEA Level	400,000
Salaries and wages	1,040,000
Management Fees	327,000
Camp Support (Security, travel, camp, comms, vehicle etc)	1,200,000
Capital	110,000
Sub-total	7,424,000
Contingency (15%)	1,114,000
Total	8,538,000

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27 REFERENCES

Analytical Solutions Ltd, 2013: Imbo Project, DRC Soil Geochemistry, Prepared on behalf of Kilo Goldmines Ltd., October 2013.

AngloGold Ashanti Limited, 2013: 2012 Annual Integrated Report, March 19, 2013.

Banro Corporation, 2013: Twangiza Project, available at

http://www.banro.com/s/Twangiza.asp?ReportID=307249, accessed October 28, 2013.

BHP-UTAH Minerals International, 1989: Report on Kitenge-Adumbi and Yindi. Internal unpublished report, January 1989.

BRGM, 1982: Report on Kitenge-Adumbi 1982 Mission, Republic of Zaire, Report of the Bureau of Geological and Mineral Research. No. 81 KIN 002, 1982.

BUGECO, 1988: Gold potential in the Ngayu Mining District Haut Zaire; the Adumbi and Yindi Old Mines. Unpublished report prepared for ZAFRIMINES, August 1988.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2014: CIM Definition Standards for Mineral Resources and Mineral Reserves, Prepared by CIM Standing Committee on Reserve Definitions, Adopted by CIM Council, May 10, 2014.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2010: CIM Definition Standards for Mineral Resources and Mineral Reserves, Prepared by CIM Standing Committee on Reserve Definitions, Adopted by CIM Council, November 27, 2010.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2000: CIM Exploration Best Practices Guidelines, Adopted by CIM Council, August 20, 2000.

Deblond, A., and Tack, L., 2000: Updated Geological Framework of the Democratic Republic of Congo (DRC) in Central Africa. Unpublished draft of the Royal Museum for Central Africa (Tevuren) Brussels, 2000.

Development Bank of Southern Africa, 2012: South African Development Community (SADC) Environmental Legislation Handbook 2012, Chapter 5 Democratic Republic of Congo, available at http://www.saiea.com/dbsa_handbook_update2012/dbsaFrameSet.html, August 2012.

Fraser Institute, 2014: Annual Survey of Mining Companies 2013, February 2014.

Hewson, N., March 2012: Adumbi Underground Mapping Report (internal Kilo report) dated March 2012.

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Kilo Goldmines, 2013: Geographical Background Data, Internal Reports, November 2013.

Kilo Goldmines, 2013- 2017; Internal Monthly Reports, from 2014 to 2017

Mwana Africa, 2013: Press Release October 2, 2013 Zani-Kodo Project. Retrieved from: http://www.mwanaafrica.com/investors-and-media/latest-news.

Randgold Resources Limited, 2011: Randgold BMO February 2011 Presentation, http://www.randgoldresources.com/randgold/action/media/downloadFile?media_fileid- 6939.

Randgold Resources Limited, 2018: Technical Report on the Kibali Gold Mine, Democratic Republic of the Congo, Report for NI 43-101, Effective Date: December 31, 2017.

Roscoe Postle Associates Inc. February 28, 2014: Technical Report on the Somituri Project Imbo Project, Democratic Republic of the Congo; NI 43-101 Report. Effective Date: December 31, 2013.

RMCA, 2007: Contribution to Adumbi - Kitenge Project (République Démocratic du Congo). Unpublished report prepared for Kilo Goldmines Inc. by The Royal Museum for Central Africa, Department of Geology and Mineralogy, Leuvensesteenweg, 13, B-3080-

Tervuren, March 2007. Schlüter, T, 2006: Geological Atlas of Africa - Second Edition. Springer Berlin, January 2008.

The Mineral Corporation, 2012: Updated Mineral Resource Estimate of the Adumbi Prospect, Orientale Province, Democratic Republic of Congo, No C-KIL-ADU-1071-775, filed on SEDAR/available at www.sedar.com April 2012 as amended 8 February 8, 2013.

UNESCO, 2103: Okapi Wildlife Reserve, http://whc.unesco.org/en/list/718.

Vancouver Petrographics Ltd., 2013: Report No. 120669, Prepared for Kilo Goldmines Ltd., September 2013.

Venmyn Rand (Pty) Ltd, May 2012: Updated National Instrument 43-101 Independent Technical Report on the Nagyu Gold Project, Orientale Province, Democratic Republic of the Congo, Prepared for Loncor Resources Inc, May 29,2012.

Wardell Armstrong International (WAI), 2011: Characterisation Testwork on Samples of Gold Ore from the Adumbi Deposit, Democratic of Congo, Report No. MM584, Prepared for Kilogold DRC, August 2011.

Young, Stuart & Associates Inc, 2013: KGL Somituri Project, Survey Report.

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28 DATE AND SIGNATURE PAGE

The effective date of this report is April 17, 2020. The "qualified persons" (within the meaning of NI 43-101) for the purposes of this report are Daniel Bansah and Christian Bawah.

Signed in Accra, Ghana on June 10, 2020.

(Signed) "Daniel Bansah"

Daniel Bansah.

Managing Director of Minecon Resources and Services Limited

(Signed) "Christian Bawah"

Christian Bawah.

Director Geology and Exploration of Minecon Resources and Services Limited

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29 CERTIFICATES OF QUALIFIED PERSONS

29.1. Daniel Bansah

I, Daniel Bansah, do hereby certify that:

1. I reside at No 8, Kweku Mensah Street, Adjiringanor, East Legon, Accra Ghana. Box CT 4096 Cantonments, Accra, Ghana.

2. I am a graduate with a Master of Science with Distinction in Mineral Exploration gained from University of Leicester, UK in 1998, and I have practiced my profession continuously since July 1988.

3. I am a chartered professional member of the Australasian Institute of Mining and Metallurgy (Membership Number 208213), a Fellow of the West African Institute of Mining, Metallurgy and Petroleum (Membership Number 074) and a professional member of the Ghana Institute of Geoscientists (Membership Number 188).

4. I am the Executive Chairman and Managing Director of Minecon Resources and Services Limited, a firm of consulting Geology, Mining and Petroleum Engineers.

5. I have experience with precious metal deposits and resource estimation techniques. I have worked as a Geologist for over 30 years since my graduation. My relevant experience for the purpose of the technical report (the "Technical Report") dated April 17, 2020, entitled "Independent National Instrument 43-101 Technical Report on the Imbo Project, Ituri Province, Democratic Republic of the Congo" is:

  Reviewed various reports as a consultant on numerous exploration and mining projects in Ghana and the African region for due diligence studies.
  Head of Projects and Operations (from 2013 to 2018) with a Canadian gold and mining company exploring and developing world-class gold assets in northeastern DR Congo and responsible for the management of two operating gold mines, two advanced exploration projects and extensive regional exploration portfolio with over 16 prospective targets.
  Vice President - Exploration (2007 to 2013) with a Canadian gold and exploration and development company, exploring and developing world-class gold assets in northeastern DR Congo and responsible for the management of two development gold projects, two advanced exploration projects and extensive regional exploration portfolio with over 16 prospective targets.
  Group Mineral Resources Manager (from 2004 to 2007) with a Canadian gold and exploration company exploring world-class gold assets in northeastern DR Congo and responsible for mineral resource development and management.
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  Group Mineral Resources Manager (from 1998 to 2004) with a Ghanaian gold mining, development and exploration company, with 7 world-class operations and extensive development and exploration portfolio in 17 African countries and responsible for mineral resource development, auditing, management and training.
  Senior Mineral Resources / Senior Geologist Exploration / Project Geologist / Geologist (from 1989 to 1998) with a Ghanaian gold mining, development and exploration company, with 7 world-class operations and extensive development and exploration portfolio in 17 African countries and responsible for the mineral resource modelling and grade estimation and mineral exploration project management.

6. I have read the definition of "qualified person" set out in  National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I am responsible for the overall preparation of the Technical Report.

8. I have visited the Imbo Project most recently from February 12 to 20, 2020.

9. I am independent of Loncor Resources Inc. as described in section 1.5 of NI 43-101.

10. I have not had any prior involvement with the property which is the subject of the Technical Report.

11. I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43- 101, including Form 43-101F1, and in conformity with generally accepted international mining industry practices.

12.At the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated the 10th day of June 2020.

(Signed) "Daniel Bansah"

…………………………………….

Daniel Bansah

MAusIMM (CP), FWAIMM, MGhIG

Managing Director

Minecon Resources and Services Limited

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29.2. Christian Bawah

I, Christian Bawah, do hereby certify that:

1. I reside at No 5, 2nd Brakwatso Avenue, Adjiringanor, East Legon, Accra Ghana. Box KD 431 Kanda, Accra, Ghana.

2. I am a graduate with a Master of Business Administration with Merit in Finance gained from the University of Leicester Business School, UK in 2013, a holder of Mine Managers Certificate of Competency from the Inspectorate Division of the Minerals Commission of Ghana in 2012, and a Bachelor of Science (Honours) in Geology with Physics from the University of Ghana in 1994. I have practiced my profession as a Geologist continuously since August 1994.

3. I am a chartered professional member (in Geology) of the Australasian Institute of Mining and Metallurgy (Membership Number 227522), a Fellow of the West African Institute of Mining, Metallurgy and Petroleum (Membership Number 1377) and a professional member of the Ghana Institution of Geoscientists (Membership Number 189).

4. I am the Executive Director, Geology and Mineral Exploration of Minecon Resources and Services Limited, a firm of consulting Geology, Mining and Petroleum Engineers.

5. I have considerable experience in gold exploration techniques in Africa, as well as mining project development and operations. I have worked in the mining Industry for over 25 years since my graduation. My relevant experience for the purpose of the technical report (the "Technical Report") dated April 17, 2020, entitled "Independent National Instrument 43-101 Technical Report on the Imbo Project, Ituri Province, Democratic Republic of the Congo" is:

• Have been involved with geological consultancy work and have reviewed various reports on numerous exploration and mining projects in Ghana and the African region for due diligence studies.

• General Manager (From 2013 to 2018) with a Canadian gold mining, exploration and development company exploring, developing and operating world-class gold assets in northeastern DR Congo and responsible for overseeing the redesign and completion of project development, commissioning, and running the operations.

• Deputy General Manager (2012 to 2013) with a Canadian gold mining, exploration, and development company, exploring, developing, and operating world-class gold assets in northeastern DR Congo and responsible for mining operations, mining geology and near mine exploration.

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• Mineral Resources Manager (from 2011 to 2013) with a Canadian gold mining, and exploration and development company exploring, developing, and operating world-class gold assets in northeastern DR Congo and responsible for mineral resource development and management, mining production geology, mine to mill reconciliation, and near mine exploration.

• Chief Geologist (from 2007 to 2011) with a Canadian gold mining and exploration and development company exploring world-class gold assets in northeastern DR Congo and responsible for exploration from grass roots through scoping, pre-feasibility and full-feasibility studies. Was part of the project development team during the mine construction.

• Senior Project Geologist (from 2004 to 2007) with a with a Canadian gold exploration company exploring world-class gold assets in northeastern DR Congo and responsible for setting up and running two of the company's key exploration projects.

• Exploration Geologist (from 1996 to 2004) with a Ghanaian gold mining, development and exploration company, with 7 world-class operations and extensive development and exploration portfolio in 17 African countries and supervised exploration projects in Ghana, Mali Côte d'Ivoire, and Guinea.

• Geologist (from 1995 to 1996) with a Ghanaian gold mining and exploration company, a global multinational precious metal producer presently largest gold producer in Ghana. Was involved with near mine exploration activities.

• Teaching/Research Assistant (from 1994 to 1995) with the Geology Department of the University of Ghana, and was responsible for students' tutorials and practical lessons, filed mapping exercises, and assisting lectures with research work.

6. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I am responsible for sections 6 to 10 of the Technical Report.

8. I have not visited the Imbo Project.

9. I am independent of Loncor Resources Inc. as described in section 1.5 of NI 43-101.

10. I have not had any prior involvement with the property which is the subject of the Technical Report.

215 | Page
Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

11. I have read NI 43-101 and the part of the Technical Report that I am responsible for has been prepared in compliance with NI 43- 101, including Form 43-101F1, and in conformity with generally accepted international mining industry practices.

12.At the effective date of the Technical Report, to the best of my knowledge, information and belief, the part of the Technical Report that I am responsible for contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated the 10th day of June 2020.

(Signed) "Christian Bawah"

…………………………………….

Christian Bawah

MAusIMM (CP), FWAIMM, MGhIG

Director, Geology and Mineral Exploration

Minecon Resources and Services Limited

216 | Page
Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

30 APPENDICES

30.1. Appendix 9-1: BLEG Sampling Sheet

BLEG SAMPLING - DATA ENTRY SHEET

	DATA	COMMENT
PROJECT
AREA
DATE
TEAM
SITE NUMBER
SAMPLE NUMBER
DUPLICATE SAMPLE NUMBER
UTM EAST
UTM NORTH
ELEVATION (m)
CURRENT CHANNEL WIDTH
FLOOD CHANNEL WIDTH (m)
CURRENT WATER DEPTH (m)
MAX WATER DEPTH (m)
FLOW DIRECTION
SLOPE[1]
DISCHARGE[2]
CONTAMINATION[3]
OUTCROP LITHOLOGY
FLOAT LITHOLOGY
REGOLITH
LAND USE[4]
FIELD SAMPLE WEIGHT (kg)
STREAM LENGTH SAMPLED (m)

217 | Page
Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

NUMBER OF SAMPLING SITES
SILT/CLAY (%)
SAND (%)
PEBBLES (%)
COBBLES (%)
ORGANICS[5]
Fe OXIDES[5]
CARBONATES[5]
MANGANESE OXIDES[5]
CLAST 1 (Type & %)
CLAST 2 (Type & %)
CLAST 3 (TYPE & %)
COMMENTS
Entered By: .................................	Checked By: ...................................

1.  Low (0- 2°), Moderate (2 - 10°), High (>10°)

2. None i.e. Dry (N), Pools with no flow (P), Low (L), Medium (M), High (H)

3. None, Village, Road, Artisanal mining (active), Artisanal mining (abandoned)

4. Forest (FO), Regrowth i.e. previously cultivated (RG), Wooded Savannah (WS), Grassland (GL), Cultivated (CU), Settlement (ST), Mine Workings (MW)

5. Low (L), Medium (M), High (H)

218 | Page
Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Minecon Resources	www.mineconrsl.com

30.2. Appendix 11-1: SGS Internal QA/QC Report KGL-Somituri in 2017

219 | Page
Loncor Resources Inc. NI 43-101 Technical Report Imbo Project, Ituri Province, Democratic Republic of the Congo.

Quality Control Report

Kilogold Mines Limited Somituri SARL

On Behalf of

Mwanza Geochemical Laboratory

For 1 January 2017
to 31 December 2017

Distribution:
HOWARD FALL
Siegmond Laryea	Laboratory Manager - Mwanza Geochem

Kilogold Mines Limited Somituri SARL

Turnaround Time

Turnaround Performance

900
800
700
600
500
400
300
200
100
0
Samples
3
4
5
6
7
8
9
10
11
12
14
15
18
21
22
23
25
27
Days

Fastest Turnaround = **2.8 Days** **Slowest Turnaround =** **26.2 Days**

Average Turnaround = **10.4 Days** **Total Reported =** **4297 Samples**

Sample Submissions

Samples received from 01-01-2017 to 31-12-2017

700
600
500
400
300
200
100
0
No. Samples
1
11
21
31
41
51
61
71
81
91
101
111
121
131
141
151
161
171
181
191
201
211
221
231
241
251
261
271
281
291
301
311
321
331
341
351
361
Day

Total Received = **3842 Samples**

Kilogold Mines Limited Somituri SARL

Standards

Standard AMIS0209 AU (PPM) Scheme Code FAA505

Performance Chart for Standard AMIS0209

0.13
0.12
0.11
0.1
0.09
0.08
0.07
0.06
0.05
Results
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard AMIS0209 - All Points

6
5
4
3
2
1
0
Number
0.066
0.072
0.077
0.083
0.089
0.094
0.100
0.106
0.111
0.117
0.123
Value

<![endif]>
-2 Standard Deviation =	0.067	+2 Standard Deviation =	0.113
-3 Standard Deviation =	0.056	+3 Standard Deviation =	0.124
% within 2 Standard Deviations =	82.35%	(Expect 95.4%)
% within 3 Standard Deviations =	100.00%	(Expect 99.7%)

Expected Mean =	0.090	Bias =	11.68%
Laboratory Mean =	0.101	Avg Z Score =	0.927
Number of Values =	17	Bias Level =	Marginal
Expected Std. Dev. =	0.011
Laboratory Std. Dev. =	0.013	RSD =	13.96%
		Avg Abs Z =	1.178

Kilogold Mines Limited Somituri SARL

Standards

Standard AMIS0274 AU (PPM) Scheme Code FAA505

Performance Chart for Standard AMIS0274

3.7
3.6
3.5
3.4
3.3
3.2
3.1
3
2.9
Results
1
2
3
4
5
6
7
8
9
10
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard AMIS0274 - All Points

2.5
2
1.5
1
0.5
0
Number
3.216
3.247
3.277
3.308
3.338
3.369
3.399
3.430
3.460
3.491
3.521
Value

-2 Standard Deviation =	3.073	+2 Standard Deviation =	3.547
-3 Standard Deviation =	2.954	+3 Standard Deviation =	3.666
% within 2 Standard Deviations =	100.00%	(Expect 95.4%)
% within 3 Standard Deviations =	100.00%	(Expect 99.7%)

Expected Mean =	3.310	Bias =	2.39%
Laboratory Mean =	3.389	Avg Z Score =	0.668
Number of Values =	10	Bias Level =	Acceptable
Expected Std. Dev. =	0.119
Laboratory Std. Dev. =	0.098	RSD =	2.97%
		Avg Abs Z =	0.879

Kilogold Mines Limited Somituri SARL

Standards

Standard AMIS0314 AU (PPM) Scheme Code FAA505

Performance Chart for Standard AMIS0314

2.9
2.8
2.7
2.6
2.5
2.4
2.3
2.2
Results
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard AMIS0314 - All Points

7
6
5
4
3
2
1
0
Number
2.364 2.398 2.432 2.467 2.501 2.535 2.569 2.603 2.638 2.672 2.706
Value

-2 Standard Deviation =	2.345	+2 Standard Deviation =	2.715
-3 Standard Deviation =	2.252	+3 Standard Deviation =	2.808
% within 2 Standard Deviations =	100.00%	(Expect 95.4%)
% within 3 Standard Deviations =	100.00%	(Expect 99.7%)

Expected Mean =	2.530	Bias =	-0.86%
Laboratory Mean =	2.508	Avg Z Score =	-0.234
Number of Values =	20	Bias Level =	Good
Expected Std. Dev. =	0.093
Laboratory Std. Dev. =	0.093	RSD =	3.66%
		Avg Abs Z =	0.771

Kilogold Mines Limited Somituri SARL

Standards

Standard AMIS0429 AU (PPM) Scheme Code FAA505

Performance Chart for Standard AMIS0429

26
25
24
23
22
21
20
Results
1
2
3
4
5
6
7
8
9
10
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard AMIS0429 - All Points

3.5
3
2.5
2
1.5
1
0.5
0
Number
21.346
21.644
21.942
22.240
22.538
22.836
23.133
23.431
23.729
24.027
24.325
Value

-2 Standard Deviation =	21.385	+2 Standard Deviation =	24.475
-3 Standard Deviation =	20.612	+3 Standard Deviation =	25.248
% within 2 Standard Deviations =	90.00%	(Expect 95.4%)
% within 3 Standard Deviations =	100.00%	(Expect 99.7%)

Expected Mean =	22.930	Bias =	-0.25%
Laboratory Mean =	22.874	Avg Z Score =	-0.073
Number of Values =	10	Bias Level =	Excellent
Expected Std. Dev. =	0.773
Laboratory Std. Dev. =	1.048	RSD =	4.57%
		Avg Abs Z =	1.152

Kilogold Mines Limited Somituri SARL

Standards

Standard AMIS0442 AU (PPM) Scheme Code FAA505

Performance Chart for Standard AMIS0442

0.4
0.38
0.36
0.34
0.32
0.3
0.28
0.26
0.24
0.22
0.2
Results
1
2
3
4
5
6
7
8
9
10
11
12
13
14
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard AMIS0442 - All Points

3.5
3
2.5
2
1.5
1
0.5
0
Number
0.310
0.316
0.322
0.328
0.334
0.340
0.346
0.353
0.359
0.365
0.371
Value

-2 Standard Deviation =	0.289	+2 Standard Deviation =	0.365
-3 Standard Deviation =	0.269	+3 Standard Deviation =	0.385
% within 2 Standard Deviations =	92.86%	(Expect 95.4%)
% within 3 Standard Deviations =	100.00%	(Expect 99.7%)

Expected Mean =	0.327	Bias =	3.12%
Laboratory Mean =	0.337	Avg Z Score =	0.531
Number of Values =	14	Bias Level =	Acceptable
Expected Std. Dev. =	0.019
Laboratory Std. Dev. =	0.017	RSD =	5.07%
		Avg Abs Z =	0.788

Kilogold Mines Limited Somituri SARL

Standards

Standard AMIS0448 AU (PPM) Scheme Code FAA505

Performance Chart for Standard AMIS0448

1.5
1.45
1.4
1.35
1.3
1.25
1.2
1.15
1.1
Results
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard AMIS0448 - All Points

7
6
5
4
3
2
1
0
Number
1.189 1.209 1.228 1.247 1.266 1.286 1.305 1.324 1.343 1.362 1.382
Value

-2 Standard Deviation =	1.206	+2 Standard Deviation =	1.414
-3 Standard Deviation =	1.154	+3 Standard Deviation =	1.466
% within 2 Standard Deviations =	96.43%	(Expect 95.4%)
% within 3 Standard Deviations =	100.00%	(Expect 99.7%)

Expected Mean =	1.310	Bias =	-0.96%
Laboratory Mean =	1.297	Avg Z Score =	-0.242
Number of Values =	28	Bias Level =	Good
Expected Std. Dev. =	0.052
Laboratory Std. Dev. =	0.047	RSD =	3.60%
		Avg Abs Z =	0.757

Kilogold Mines Limited Somituri SARL

Standards

Standard AMIS0497 AU (PPM) Scheme Code FAA505

Performance Chart for Standard AMIS0497

13
12.5
12
11.5
11
10.5
10
9.5
9
Results
1
2
3
4
5
6
7
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard AMIS0497 - All Points

2.5
2
1.5
1
0.5
0
Number
10.923
10.966
11.009
11.052
11.095
11.138
11.181
11.224
11.267
11.310
11.353
Value

-2 Standard Deviation =	10.185	+2 Standard Deviation =	11.675
-3 Standard Deviation =	+9.812	+3 Standard Deviation =	12.048
% within 2 Standard Deviations =	100.00%	(Expect 95.4%)
% within 3 Standard Deviations =	100.00%	(Expect 99.7%)

Expected Mean =	10.930	Bias =	2.03%
Laboratory Mean =	11.152	Avg Z Score =	0.596
Number of Values =	7	Bias Level =	Acceptable
Expected Std. Dev. =	0.373
Laboratory Std. Dev. =	0.161	RSD =	1.47%
		Avg Abs Z =	0.601

Kilogold Mines Limited Somituri SARL

Standards

Standard AUOC-1 AU (PPM) Scheme Code FAA505

Performance Chart for Standard AUOC-1

8
7.8
7.6
7.4
7.2
7
6.8
6.6
6.4
6.2
6
Results
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard AUOC-1 - All Points

7
6
5
4
3
2
1
0
Number
6.368 6.469 6.570 6.671 6.773 6.874 6.975 7.076 7.177 7.278 7.379
Value

-2 Standard Deviation =	6.385	+2 Standard Deviation =	7.333
-3 Standard Deviation =	6.148	+3 Standard Deviation =	7.570
% within 2 Standard Deviations =	92.86%	(Expect 95.4%)
% within 3 Standard Deviations =	100.00%	(Expect 99.7%)

Expected Mean =	6.859	Bias =	0.45%
Laboratory Mean =	6.890	Avg Z Score =	0.130
Number of Values =	28	Bias Level =	Excellent
Expected Std. Dev. =	0.237
Laboratory Std. Dev. =	0.262	RSD =	3.83%
		Avg Abs Z =	0.894

Kilogold Mines Limited Somituri SARL

Standards

Standard AUOL-5 AU (PPM) Scheme Code FAA505

Performance Chart for Standard AUOL-5

5.2
5
4.8
4.6
4.4
4.2
Results
1
2
3
4
5
6
7
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard AUOL-5 - All Points

2.5
2
1.5
1
0.5
0
Number
4.753
4.778
4.802
4.826
4.850
4.875
4.899
4.923
4.947
4.972
4.996
Value

-2 Standard Deviation =	4.395	+2 Standard Deviation =	5.059
-3 Standard Deviation =	4.229	+3 Standard Deviation =	5.225
% within 2 Standard Deviations =	100.00%	(Expect 95.4%)
% within 3 Standard Deviations =	100.00%	(Expect 99.7%)

Expected Mean =	4.727	Bias =	3.44%
Laboratory Mean =	4.890	Avg Z Score =	0.981
Number of Values =	7	Bias Level =	Marginal
Expected Std. Dev. =	0.166
Laboratory Std. Dev. =	0.075	RSD =	1.59%
		Avg Abs Z =	0.981

Kilogold Mines Limited Somituri SARL

Standards

Standard AUOL_6 AU (PPM) Scheme Code FAA505

Performance Chart for Standard AUOL_6

6
5.8
5.6
5.4
5.2
5
4.8
4.6
4.4
4.2
4
Results
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard AUOL_6 - All Points

4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
Number
4.862 4.939 5.016 5.093 5.171 5.248 5.325 5.403 5.480 5.557 5.635
Value

-2 Standard Deviation =	4.749	+2 Standard Deviation =	5.463
-3 Standard Deviation =	4.571	+3 Standard Deviation =	5.642
% within 2 Standard Deviations =	90.00%	(Expect 95.4%)
% within 3 Standard Deviations =	100.00%	(Expect 99.7%)

Expected Mean =	5.106	Bias =	3.15%
Laboratory Mean =	5.267	Avg Z Score =	0.902
Number of Values =	20	Bias Level =	Marginal
Expected Std. Dev. =	0.179
Laboratory Std. Dev. =	0.180	RSD =	3.52%
		Avg Abs Z =	1.113

Kilogold Mines Limited Somituri SARL

Standards

Standard OXA59 AU (PPM) Scheme Code FAA505

Performance Chart for Standard OXA59

0.12
0.11
0.1
0.09
0.08
0.07
0.06
0.05
0.04
Results
1
2
3
4
5
6
7
8
9
10
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard OXA59 - All Points

3.5
3
2.5
2
1.5
1
0.5
0
Number
0.076
0.078
0.081
0.084
0.086
0.089
0.091
0.094
0.097
0.099
0.102
Value

-2 Standard Deviation =	0.060	+2 Standard Deviation =	0.104
-3 Standard Deviation =	0.049	+3 Standard Deviation =	0.115
% within 2 Standard Deviations =	100.00%	(Expect 95.4%)
% within 3 Standard Deviations =	100.00%	(Expect 99.7%)

Expected Mean =	0.082	Bias =	10.89%
Laboratory Mean =	0.091	Avg Z Score =	0.805
Number of Values =	10	Bias Level =	Marginal
Expected Std. Dev. =	0.011
Laboratory Std. Dev. =	0.009	RSD =	11.01%
		Avg Abs Z =	0.990

Kilogold Mines Limited Somituri SARL

Standards

Standard OXE126 AU (PPM) Scheme Code FAA505

Performance Chart for Standard OXE126

0.8
0.75
0.7
0.65
0.6
0.55
0.5
Results
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard OXE126 - All Points

4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
Number
0.569 0.579 0.589 0.600 0.610 0.620 0.630 0.640 0.650 0.660 0.670
Value

-2 Standard Deviation =	0.565	+2 Standard Deviation =	0.681
-3 Standard Deviation =	0.536	+3 Standard Deviation =	0.710
% within 2 Standard Deviations =	100.00%	(Expect 95.4%)
% within 3 Standard Deviations =	100.00%	(Expect 99.7%)

Expected Mean =	0.623	Bias =	0.99%
Laboratory Mean =	0.629	Avg Z Score =	0.213
Number of Values =	18	Bias Level =	Good
Expected Std. Dev. =	0.029
Laboratory Std. Dev. =	0.030	RSD =	4.74%
		Avg Abs Z =	0.848

Kilogold Mines Limited Somituri SARL

Standards

Standard OXN117 AU (PPM) Scheme Code FAA505

Performance Chart for Standard OXN117

9
8.5
8
7.5
7
6.5
6
Results
1
2
3
4
5
6
7
8
9
10
11
12
13
Standards per Batch (Chronological)

Dotted lines represent the 2 and 3 standard deviations.

Distribution of Results for Standard OXN117 - All Points

3.5
3
2.5
2
1.5
1
0.5
0
Number
7.700
7.747
7.794
7.841
7.888
7.935
7.981
8.028
8.075
8.122
8.169
Value

-2 Standard Deviation =	7.150	+2 Standard Deviation =	8.208
-3 Standard Deviation =	6.886	+3 Standard Deviation =	8.472
% within 2 Standard Deviations =	100.00%	(Expect 95.4%)
% within 3 Standard Deviations =	100.00%	(Expect 99.7%)

Expected Mean =	7.679	Bias =	2.89%
Laboratory Mean =	7.901	Avg Z Score =	0.839
Number of Values =	13	Bias Level =	Marginal
Expected Std. Dev. =	0.264
Laboratory Std. Dev. =	0.148	RSD =	1.93%
		Avg Abs Z =	0.839

Kilogold Mines Limited Somituri SARL

Blank

Blank AU (PPM) Scheme code FAA505

Detection Limit:                         0.01

Samples completed from 01-01-2017 to 31-12-2017

Kilogold Mines Limited Somituri SARL

Repeatability

Repeatability AU Scheme code FAA505

Log-Log Charts

Samples completed from 01-01-2017 to 31-12-2017

Duplicates (Second Splits)

100
10
1
0.01
0.1
1
10
100
0.1
0.01
Log Scale

Number of Duplicates =	76
Correlation Coeff =	0.999834
AMPD (>=50*Detection Limit) =	0.008372

Replicates (Repeats)

100
10
1
0.01
0.1
1
10
100
0.1
0.01
Log Scale

Number of Replicates =	130
Correlation Coeff =	0.99958
AMPD (>=50*Detection Limit) =	0.012618

Kilogold Mines Limited Somituri SARL

Repeatability

Precision Charts

Duplicates (Second Splits)

9
8
7
6
5
4
3
2
1
0
Duplicate Value
0
1
2
3
4
5
6
7
8
Sample Value

Replicates (Repeats)

20
18
16
14
12
10
8
6
4
2
0
Replicate Value
0
2
4
6
8
10
12
14
16
18
20
Sample Value

Dotted lines are +/- 10 from equality

Kilogold Mines Limited Somituri SARL

Repeatability

Precision Charts - % Diff vs Mean

Duplicates (Second Splits)

250
200
150
100
50
0
Relative Difference (%)
0.01
0.1
1
10
Mean

Replicates (Repeats)

300
250
200
150
100
50
0
Relative Difference (%)
0.01
0.1
1
10
100
Mean

Kilogold Mines Limited Somituri SARL

Repeatability

Repeatability AU Scheme code FAA505

Thompson - Howarth Charts

Kilogold Mines Limited Somituri SARL

Repeatability

Repeatability AU Scheme code FAA505

Thompson - Howarth Charts